

HypoVereinsbank Member of UniCredit Group

SUPPL

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, August 22nd, 2006


RECEIVED
SEP 05 2006
203

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated August 4th, 2006 commenting on UniCredit taking two steps towards its target Group organization
- Investor Relations Release dated August 4th, 2006 commenting on HVB Group's first half year results 2006
- Interim Report at June 30, 2006

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By:
Name: Susan Eckenberg
Title: IR Manager

By:
Name: Richard Speich
Title: IR Manager

Enclosure

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

INVESTOR RELATIONS RELEASE **AUGUST 4, 2006**

UniCredit takes two key steps towards its target Group organisation

Today, the Board of Directors of UniCredito Italiano S.p.A. and the Supervisory Board of Bank Austria Creditanstalt AG have respectively adopted two resolutions on the basis of which:

- BA-CA will sell the 71.03% shareholding it currently owns in BPH Bank S.A.'s share capital to UniCredit, and
- UniCredit will contribute to BA-CA a business unit comprising its banking shareholdings in Central and Eastern Europe - excluding Poland- in exchange for newly issued BA-CA shares. Following completion of the transaction, UniCredit's direct and indirect shareholdings in BA-CA are expected to increase from the current 94.98% to 96.35%. By issuing the new shares to UniCredit, the direct shareholding of UniCredit in Bank Austria Creditanstalt is growing to 39.92 percent, whereas the shareholding of HypoVereinsbank will be reduced from 77.53 percent to 56.42 percent.

The first transaction (sale of BPH shares), which will be subject to the approval of the Austrian Financial Market Authority ("FMA"), is expected to be completed around October 2006. The second transaction (capital increase), which will be subject to the approval of the FMA and any other competent Austrian supervisory authority, as well as all relevant authorities in all jurisdictions involved, is expected to be completed at the beginning of January 2007 with the registration of BA-CA's capital increase.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Dinah.Reiss@hvb.de ☎ +49-89-378 21935
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE **4. AUGUST 2006**

UniCredit und BA-CA ordnen CEE-Geschäft neu

Der Board of Directors (Verwaltungsrat) der UniCredito Italiano S.p.A. (UniCredit) und der Aufsichtsrat der Bank Austria Creditanstalt AG (BA-CA) haben jeweils zwei Beschlüsse gefasst, wonach

- die BA-CA ihren Anteil von 71,03 Prozent am Grundkapital der Bank BPH S.A. (BPH) an UniCredit verkaufen wird und
- UniCredit eine Geschäftseinheit, die die Beteiligungen von UniCredit an Banken in Zentral- und Osteuropa (CEE) mit Ausnahme Polens umfasst, gegen neu auszugebende BA-CA-Aktien in die BA-CA einbringen wird. Nach Abschluss der Transaktion werden die von UniCredit direkt und indirekt gehaltenen Anteile an der BA-CA von derzeit insgesamt 94,98% auf voraussichtlich insgesamt 96,35% steigen. Durch diese Transaktion wird die unmittelbare Beteiligung des UniCredit an der BA-CA auf 39,92 Prozent steigen, während sich die Beteiligung der HypoVereinsbank von 77,53 Prozent auf 56,42 Prozent reduzieren wird.

Die erste Transaktion (BPH-Transaktion) wird der Genehmigung durch die österreichische Finanzmarktaufsicht (FMA) unterliegen und voraussichtlich im Oktober 2006 abgeschlossen sein. Die zweite Transaktion (Kapitalerhöhung) wird der Genehmigung durch die FMA, andere zuständige österreichische Aufsichtsbehörden sowie alle zuständigen Behörden in allen betroffenen Ländern unterliegen; der Abschluss der Transaktion wird für Anfang Januar 2007 mit Eintragung der Kapitalerhöhung der BA-CA erwartet.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Dinah.Reiss@hvb.de ☎ +49-89-378 21935
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE **AUGUST 4, 2006**

Excellent results in the first half of 2006: HVB Group continues on its successful track after a strong second quarter

- **Operating profit (€1,882 million) doubles year-on-year in the first half of 2006**
- **Operating revenues increase 21.2%: net interest income rises 5.4%, to €3,052 million, net commission income (€1,891 million) climbs by a pleasing 24.3%, trading profit (€870 million) doubles year-on-year**
- **Loan-loss provisions (€625 million) decline slightly**
- **Administrative expenses (€3,326 million) only slightly higher**
- **Pre-tax profit (€2,677 million) nearly triples in H1 2006; consolidated profit (€1,706 million) triples**
- **Return on equity after taxes at 20.9% after six months (adjusted for the disposal gain from HVB Splitska banka), cost-income ratio: 57.0%**

Overview:

Today, HVB Group presents its interim report at June 30, 2006. All figures for 2005 have been adjusted for restructuring costs (€546 million) and general provisions for losses on specific loans and advances (€147 million) in connection with the merger with UniCredit.

In the first six months of the present year, HVB Group recorded a very pleasing financial performance. Operating revenues increased significantly, by 21.2% compared to the previous year. Net interest income climbed 5.4%. Net commission income rose substantially, by 24.3%. Trading profit doubled. Measured by its ambitious targets for full-year 2006, HVB was significantly above its pro-rata targets in all revenue components at the mid-year mark. Administrative expenses increased 3.2%. Excluding first-time consolidation and foreign-exchange effects, administrative expenses would have decreased by 2.7%. After conversion from pro-rata loan-loss provisions on the basis of expected annual provisioning requirements to current numbers at June 30, 2006, loan-loss provisions were slightly below the level recorded in the first half of 2005 for

technical reasons. At € 1,882 million, operating profit doubled. Pre-tax profit (€2,677 million) came to nearly 2.8 times its year-earlier level. Consolidated profit (€1,706 million) exceeded its prior-year levels by a factor of three.

At 57.0%, the goal of a noticeable improvement in the cost-income ratio in full-year 2006 was very clearly achieved in the first six months. With a return on equity after taxes of 20.9% (adjusted for the disposal gain from HVB Splitska banka), HVB Group saw a further significant improvement compared to the already strong levels recorded in full-year 2005.

In the second quarter of 2006, HVB Group again recorded an excellent overall financial performance with a sustained strong trend in operating profit. The continued, very satisfactory performance in all three major revenue components presented a particularly pleasing picture: net interest income topped the first-quarter level, net commission income was almost in line with the excellent level recorded in the first three months. Despite a somewhat more difficult capital-market environment, trading profit also remained at a high level, although it was slightly below the record result generated in the first quarter. Administrative expenses edged down slightly, and loan-loss provisions, too, were initially reduced somewhat due to the conversion to current-number recognition at June 30, 2006. The slight downdrift in operating profit is thus virtually exclusively due to the fact that the trading result stayed slightly shy of its record first-quarter level.

Dr. Wolfgang Sprissler, Board Spokesman of HVB Group: "In an environment characterized by a pickup in economic activity, the positive trend continued in second quarter. We are significantly above our pro-rata targets in all major revenue components. With this, we have continued the favorable performance recorded last year and, above all, in the excellent first quarter. The strong performance has confirmed our high expectations. All in all, I am very confident that we will continue to successfully chart the course we have adopted, although we do not expect revenues to stabilize at the level recorded in the first half during the remainder of the year."

Detailed breakdown of the results:

Compared to the first quarter (€1,506 million), net interest income increased 2.7% in the second quarter, to €1,546 million. The increase was largely due to higher dividend income. Net interest income stood at €3,052 million at the mid-year mark, surpassing the prior-year level (€2,897 million) by 5,4%, also because of first-time consolidation effects, foreign-exchange effects and dividend income from a receivable already written down at an earlier date. In this context, the

effects of the strategically intended volume reduction in real estate finance and volume contractions resulting from risk-adjusted pricing were more than offset. The interest margin on the basis of the average on-balance-sheet risk-weighted assets in accordance with the German Banking Act (KWG) rose to 3,06%, surpassing the level recorded at the mid-year mark of 2005 (2.83%).

In the second quarter, net commission income again stood at a high level of €919 million and was thus only slightly (-5.5%) below the outstanding result recorded in the first three months (€972 million). At €1,891 million after six months, it exceeded the prior-year level (€1,521 million) by a pleasing 24.3%, also on account of significantly higher earnings contribution from the securities and custodian business (+30.4%). All other service lines also recorded favorable performance. In a once again somewhat more difficult capital market environment in the second quarter, trading result amounting to a pleasing € 362 million came in slightly below the record level generated in the first quarter (€508 million), but the six-month trading profit of €870 million again showed an excellent performance in a year-on-year comparison, with a rate of increase of approximately 106% versus the year-earlier level of €423 million. This increase was not only due to a higher contribution of interest- and currency-related transactions, but also, and in particular, to above-average, strong performance of price-related transactions.

Compared to the figure posted for the first three months (€11 million), the balance of other operating income and expenses edged down only marginally, to €9 million. At mid-year this balance stands at €20 million and was thus noticeably above the previous year's level (€-30 million). Because of the somewhat less buoyant trading result, total operating revenues declined 5.4% in the second quarter, to €2,836 million, versus the prior-quarter level of €2,997 million. On a year-on-year basis, total operating revenues advanced by a pleasing 21.2%, from €4,811 million to €5,833 million.

At €1,635 million, administrative expenses declined 3.3% in the second quarter, which was among others due to lower expenses for IT and communication in the first quarter (Q1/06: €1,691 million). In a six-month comparison, administrative expenses of €3,326 million exceeded the prior-year level (€3,223 million) slightly, by 3.2%. This was mainly attributable to first-time consolidation and foreign-exchange effects and higher provisions for performance-related bonus payments in the Corporates & Markets segment. Excluding the first-time consolidation and foreign-exchange effects, costs decreased by 2.7%, or €86 million, versus the first half of 2005. The cost-income ratio improved to 57.0% (first half of 2005: 67.0%).

For full-year 2006, HVB Group continues to expect loan-loss provisions of approximately €1.3 billion. After conversion from pro-rata loan-loss provisions on the basis of expected annual pro-

visioning requirements to current numbers at June 30, 2006, loan-loss provisions - which thus correspond for the first time to the risk provisioning requirements actually accrued until this date - declined to €295 million, which is 10.6% below the previous quarter's level in a quarter-on-quarter comparison. On a six-month basis, the resultant decline is 3.7%, to €625 million (H1 2005: €649 million).

At €906 million, the second-quarter operating profit was 7.2% below the above-average result recorded in the first three months (€976 million). Against the background of a very pleasing overall operating performance, this again reflects the slightly lower second-quarter trading profit. All told, HVB Group's second-quarter operating profit surpassed the previous year's quarterly average after adjustment for additional risk provisioning by 85%, making it the best quarterly result after the previous quarter in a comparison with the quarterly averages of the last few years. After six months, the operating profit stood at €1,882 million and thus doubled versus the prior-year level (€939 million). This means that the sustained earnings improvement discernible in fiscal year 2005 also continued at the mid-year mark of 2006.

In the second quarter, net income from investments of €698 million includes the disposal gains of €669 million from the participation in HVB Splitska banka in Croatia and of the sale of Lufthansa shares of €40 million. After six months, net income from investments amounted to €807 million. This figure also takes account of gains from the disposal of shares in Babcock & Brown Limited (€55 million) in the first quarter. In accordance with the new IFRS 3, regular amortization of goodwill has been discontinued since January 1, 2005. Non-scheduled impairments were not necessary in the second quarter of 2006. The decline in the balance of other income and expenses in the first half of 2006, to €-9 million, was due to the fact that since the first-time consolidation of HVB Immobilien AG as of January 1, 2006 losses for companies no longer have to be absorbed.

Pre-tax profit stood at €1,596 million in the second quarter, which corresponds to a further increase of 47.6% versus the first quarter (€1,081 million). With €2,677 million after six months, it nearly tripled compared to the prior-year level (€971 million). Even excluding the disposal gain from HVB Splitska banka, pre-tax profit nearly doubled. After taxes and minority interests, HVB Group generated a consolidated profit of €1,055 million in the second quarter - an increase of 62.1% versus the already strong previous quarter (€651 million). The cumulative consolidated profit after six months came to €1,706 million, which corresponds to three times the level recorded in the previous year (€566 million).

HVB Group's return on equity before taxes increased from 13.7% to 27.5% (after adjustment for the disposal gain from HVB Splitska banka; unadjusted: 36.6%), while its return on equity after taxes climbed from 9.9% to 20.9% (after adjustment for the disposal gain from HVB Splitska banka; unadjusted: 30.0%).

Segment reporting at June 30, 2006

Compared to the first half of 2005, all three operating business segments recorded significant advances in their pre-tax profit. The individual business segments made the following contributions to the bank's pre-tax profit of €2,677 million:

Germany	€484 million
Austria & CEE	€1,346 million (including disposal gain of HVB Splitska banka of €669 million)
Corporates & Markets	€933 million
Real Estate Restructuring	€(23) million
Other/Consolidation	€(63) million.

The Germany business segment generated an increase in operating profit of 37.3%, to €493 million. The increase in operating revenues of 3.2%, which was driven by the pleasing trend in net commission income, was accompanied by a pronounced decline in administrative expenses by 8.2%. This resulted in a significant improvement in the cost-income ratio, to 56.5%. The strong performance of the corporate customer business was enhanced further, to an operating profit of €299 million, and the operating profit generated by the private customer business tripled to €158 million.

The Austria & CEE business segment recorded an increase in operating profit of 52.7%, to €681 million. Operating revenues expanded 17.9%, while administrative expenses increased at a decidedly lower rate of 9.7%. The revenue and cost trend of this business segment was again shaped significantly by profitable business expansion in Central and Eastern Europe. The cost-income ratio improved to 59.2%.

The operating profit of Corporates & Markets increased by 141.6% to €872 million. Although costs went up 19.7% due to performance-related bonus payments, this was clearly outpaced by the 60.6% increase in operating revenues attributable to the excellent trading result. The cost-income ratio stood at 45.5%.

With €-11 million, the Real Estate Restructuring (RER) segment posted a slightly negative result. Including the two announced sales transactions, the total initial portfolio volume had already been reduced by more than 55% at the end of May 2006.

Risk-weighted assets and capital ratios

Risk-weighted assets compliant with the German Banking Act (KWG) amounted to €233.5 billion and were thus virtually unchanged versus the previous quarter (€232.5 billion at December 31, 2005). The core capital ratio in accordance with KWG stood at 7.2% (7.3% at December 31, 2005); the equity funds ratio came to 10.3% (10.6% at December 31, 2005). Market risk positions pursuant to KWG amounted to €961 million.

The interim report at June 30, 2006, will be made available for download on our website at http://www.hvb.com/ir. An analyst presentation can be downloaded from our website.

Financial Highlights

Key indicators (%)	**1/1/–6/30/2006**	**1/1/–6/30/2005**
Return on equity after taxes	20.9 [3]	9.9 [1]
Return on equity before taxes	27.5 [3]	13.7 [1]
Cost-income ratio (based on operating revenues)	57.0	67.0
Operating performance	**1/1/–6/30/2006**	**1/1/–6/30/2005**
Operating profit (€ millions)	1,882	939
Profit/loss from ordinary activities/pre-tax profit (€ millions)	2,677	971
Consolidated profit (€ millions)	1,706	566
Earnings per share (€)	1.59 [3]	0.75
Balance sheet figures (€ billions)	**6/30/2006**	**12/31/2005**
Total assets	486.8	493.7 [1]
Total lending volume	323.7	332.6
Shareholders' equity	16.6	15.4 [1]
Key capital ratios compliant with German Banking Act (KWG)	**6/30/2006**	**12/31/2005 [2]**
Core capital (€ billions)	16.9	17.1
Equity funds (€ billions)	25.3	26.0
Risk assets (€ billions)	233.5	232.5
Core capital ratio (%)	7.2	7.3
Equity funds ratio (%)	10.3	10.6
Share Information	**1/1/–6/30/2006**	**2005**
Share price: Reporting date (€)	28.28	25.61
High (€)	29.70	26.85
Low (€)	25.52	16.30
Market capitalization at reporting date (€ billions)	21.2	19.2
	6/30/2006	**12/31/2005**
Employees	62,716	61,251
Branch offices	2,489	2,316

[1] Prior year figures adjusted to reflect application of the modified IAS 19 | *[2] As per approved financial statements* | *[3] adjusted for the disposal gain from HVB Splitska banka*

Income statement from January 1 to June 30, 2006

Income/ expenses	1/1/-6/30/2006 € millions	1/1/-6/30/2005 € millions	Change € millions	Change %
Interest income	9,203	8,543	+660	+ 7.7
Interest expenses	6,151	5,646	+505	+ 8.9
Net interest income	**3,052**	**2,897**	**+155**	**+ 5.4**
Provisions for losses on loans and advances	**625**	**649**	**(24)**	**- 3.7**
Net interest income after provisions for losses on loans and advances	2,427	2,248	+179	+ 8.0
Commission income	2,273	1,823	+450	+ 24.7
Commission expenses	382	302	+ 80	+ 26.5
Net commission income	**1,891**	**1,521**	**+370**	**+ 24.3**
Trading profit	**870**	**423**	**+447**	**>+ 100.0**
Administrative expenses	**3,326**	**3,223**	**+103**	**+ 3.2**
Balance of other operating income and expenses	**20**	**(30)**	**+50**	
Operating profit	**1,882**	**939**	**+943**	**>+ 100.0**
Net income from investments	807	105	+702	>+ 100.0
Amortization of goodwill	0	0	0	0.0
Restructuring costs	3	0	+3	>+ 100.0
Balance of other income and expenses	(9)	(73)	+64	+ 87.7
Profit from ordinary activities / pre-tax profit	**2,677**	**971**	**+1,706**	**>+ 100.0**
Taxes on income	507	267	+240	+ 89.9
Net income after taxes	**2,170**	**704**	**+1,466**	**>+ 100.0**
Minority interest in net income	(464)	(138)	(326)	>- 100.0
Consolidated profit	**1,706**	**566**	**+1,140**	**>+ 100.0**

Consolidated balance sheet as of June 30, 2006

Assets	6/30/2006 € millions	12/31/2005 € millions	Change	
			€ millions	%
Cash reserve	5,129	7,757	(2,628)	*- 33.9*
Assets held for trading purposes	95,376	103,519	(8,143)	*- 7.9*
Placements with, and loans and advances to, other banks	67,026	57,229	+ 9,797	*+ 17.1*
Loans and advances to customers	268,639	274,643	(6,004)	*- 2.2*
Allowances for losses on loans and advances	(10,443)	(12,511)	+ 2,068	*+ 16.5*
Investments	45,383	45,419	(36)	*- 0.1*
Property, plant and equipment	2,728	2,723	+ 5	*+ 0.2*
Intangible assets	2,709	2,776	(67)	*- 2.4*
Income tax assets	3,399	3,291	+ 108	*+ 3.3*
Other assets	5,097	5,573	(476)	*- 8.5*
Noncurrent assets or disposal groups held for sales	1,755	3,240	(1,485)	*- 45.8*
Total assets	**486,798**	**493,659**	**(6,861)**	***- 1.4***

Consolidated balance sheet as of June 30, 2006 (continued)

Shareholders' equity and liabilities	6/30/2006 € millions	12/31/2005 € millions	Change € millions	Change %
Deposits from other banks	106,572	113,739	(7,167)	- 6.3
Amount owed to other depositors	163,982	158,421	+ 5,561	+ 3.5
Promissory notes and other liabilities evidenced by paper	105,482	105,982	(500)	- 0.5
Liabilities held for trading purposes	59,511	63,638	(4,127)	- 6.5
Provisions	5,988	5,672	+ 316	+ 5.6
Income tax liabilities	1,998	1,891	+ 107	+ 5.7
Other liabilities	9,648	9,406	+ 242	+ 2.6
Subordinated capital	16,787	17,612	(825)	- 4.7
Liabilities held for sale [1]	206	1,887	(1,681)	- 89.1
Shareholders' equity	16,624	15,411	+ 1,213	+ 7.9
Shareholders' equity attributable to shareholders of HVB AG	13,295	12,358	+ 937	+ 7.6
Subscribed capital	2,252	2,252	± 0	± 0.0
Additional paid-in capital	9,126	9,128	(2)	-0.0
Other reserves	(53)	58	(111)	
Change in valuation of financial instruments	264	729	(465)	- 63.8
AfS reserve	826	871	(45)	- 5.2
Hedge reserve	(562)	(142)	(420)	>- 100.0
Consolidated profit 2005	0	191	(191)	- 100.0
Consolidated profit 1/1-6/30/2006	1,706	0	+ 1,706	>+ 100.0
Minority interest	3,329	3,053	+ 276	+ 9.0
Total shareholders' equity and liabilities	**486,798**	**493,659**	**(6,861)**	**- 1.4**

[1] *Excluding internal funding*

Income statement by business segment from January 1 to June 30, 2006

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Re-structuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/ - 6/30/2006	1,306	1,258	533	46	(91)	3,052
1/1/ - 6/30/2005	1,345	1,138	462	73	(121)	2,897
Provisions for losses on loans and advances						
1/1/ - 6/30/2006	430	195	8	--	(8)	625
1/1/ - 6/30/2005	391	217	31	--	10	649
Net commission income						
1/1/ - 6/30/2006	797	842	263	(1)	(10)	1,891
1/1/ - 6/30/2005	705	649	166	2	(1)	1,521
Trading profit (loss)						
1/1/ - 6/30/2006	1	49	799	--	21	870
1/1/ - 6/30/2005	1	28	395	--	(1)	423
General administrative expenses						
1/1/ - 6/30/2006	1,200	1,269	734	64	59	3,326
1/1/ - 6/30/2005	1,307	1,157	613	54	92	3,223
Balance of other operating income and expenses						
1/1/ - 6/30/2006	19	(4)	19	8	(22)	20
1/1/ - 6/30/2005	6	5	(18)	(2)	(21)	(30)
Operating profit (loss)						
1/1/ - 6/30/2006	493	681	872	(11)	(153)	1,882
1/1/ - 6/30/2005	359	446	361	19	(246)	939

Income statement by business segment from January 1 to June 30, 2006 (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Re-structuring	Other/ Consolidation	HVB Group
Net income from investments						
1/1/ - 6/30/2006	(7)	666	61	(11)	98	807
1/1/ - 6/30/2005	(3)	8	79	--	21	105
Amortization of goodwill						
1/1/ - 6/30/2006	--	--	--	--	--	--
1/1/ - 6/30/2005	--	--	--	--	--	--
Restructuring costs						
1/1/ - 6/30/2006	1	--	--	--	2	3
1/1/ - 6/30/2005	--	--	--	--	--	--
Balance of other income and expenses						
1/1/ - 6/30/2006	(1)	(1)	--	(1)	(6)	(9)
1/1/ - 6/30/2005	(3)	(2)	--	(67)	(1)	(73)
Profit (loss) from ordinary activities / pre-tax profit (loss)						
1/1/ - 6/30/2006	484	1,346	933	(23)	(63)	2,677
1/1/ - 6/30/2005	353	452	440	(48)	(226)	971
o/w BACA Group						
1/1/ - 6/30/2006	--	1,346	119	--	5	1,470
1/1/ - 6/30/2005	--	452	76	--	3	531

Income statement by business unit

Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Germany business segment total
Operating revenues					
1/1/ - 6/30/2006	1,028	898	194	3	2,123
1/1/ - 6/30/2005	965	874	220	(2)	2,057
Provisions for losses on loans and advances					
1/1/ - 6/30/2006	130	207	93	--	430
1/1/ - 6/30/2005	118	177	97	(1)	391
General administrative expenses					
1/1/ - 6/30/2006	740	392	65	3	1,200
1/1/ - 6/30/2005	799	416	93	(1)	1,307
Operating profit					
1/1/ - 6/30/2006	158	299	36	--	493
1/1/ - 6/30/2005	48	281	30	--	359
Cost-income ratio					
1/1/ - 6/30/2006	72.0%	43.7%	33.5%	--	56.5%
1/1/ - 6/30/2005	82.8%	47.6%	42.3%	--	63.5%

Income statement by business unit (continued)

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Austria and CEE business segment total
Operating revenues						
1/1/ - 6/30/2006	620	308	290	927	--	2,145
1/1/ - 6/30/2005	570	301	257	693	(1)	1,820
Provisions for losses on loans and advances						
1/1/ - 6/30/2006	70	61	(3)	67	--	195
1/1/ - 6/30/2005	47	91	15	64	--	217
General administrative expenses						
1/1/ - 6/30/2006	453	182	149	485	--	1,269
1/1/ - 6/30/2005	454	188	132	384	(1)	1,157
Operating profit						
1/1/ - 6/30/2006	97	65	144	375	--	681
1/1/ - 6/30/2005	69	22	110	245	--	446
Cost-income ratio						
1/1/ - 6/30/2006	73.1%	59.1%	51.4%	52.3%	--	59.2%
1/1/ - 6/30/2005	79.6%	62.5%	51.4%	55.4%	--	63.6%

Income statement by business unit (continued)

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Corporates & Markets business segment total
Operating revenues				
1/1/ - 6/30/2006	876	737	1	1,614
1/1/ - 6/30/2005	582	423	--	1,005
Provisions for losses on loans and advances				
1/1/ - 6/30/2006	(1)	9	--	8
1/1/ - 6/30/2005	(5)	36	--	31
General administrative expenses				
1/1/ - 6/30/2006	450	283	1	734
1/1/ - 6/30/2005	391	222	--	613
Operating profit				
1/1/ - 6/30/2006	427	445	--	872
1/1/ - 6/30/2005	196	165	--	361
Cost-income ratio				
1/1/ - 6/30/2006	51.4%	38.4%	--	45.5%
1/1/ - 6/30/2005	67.2%	52.5%	--	61.0%

Return on equity by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ Consolidation[1]	HVB Group
Return on equity before taxes[2]						
1/1/ – 6/30/2006 [3]	22.7	23.9	50.8	--	--	27.5
1/1/ – 6/30/2005 [4]	15.3	17.8	24.5	--	--	13.7

[1] *Ratios have no informative value*

[2] *Pre-tax profit as a proportion of average shareholders' equity including minority interests (excluding change in valuation of financial instruments)*

[3] *adjusted for the disposal gain from HVB Splitska banka; unadjusted RoE before taxes for Austria and CEE: 47.4%, for HVB Group: 36.6%*

[4] *Prior year figures adjusted to reflect the modified IAS 19.93A; in addition, the "allocation of minority interest" has been refined with effect from January 1, 2006*

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Richard.Speich@hvb.de	☎ +49-89-378 31063
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Fax	☎ +49-89-378 24083
Web Site:	http://www.hvb.com/ir

INVESTOR RELATIONS RELEASE **04. AUGUST 2006**

Sehr gutes Ergebnis im ersten Halbjahr 2006: HVB Group nach starkem zweiten Quartal weiter auf Erfolgskurs

- **Betriebsergebnis (1.882 Mio. €) hat sich im 1. Halbjahr 2006 ggü. Vorjahr verdoppelt**
- **Operative Erträge steigen um 21,2%: Zinsüberschuss um 5,4% auf 3.052 Mio. € erhöht, Provisionsüberschuss (1.891 Mio. €) um erfreuliche 24,3% gestiegen, Handelsergebnis (870 Mio. €) gegenüber Vorjahr verdoppelt**
- **Kreditrisikovorsorge (625 Mio. €) leicht rückläufig**
- **Verwaltungsaufwand (3.326 Mio. €) nur geringfügig erhöht**
- **Ergebnis v. Steuern (2.677 Mio. €) im 1. Halbjahr 2006 knapp verdreifacht; Gewinn (1.706 Mio. €) verdreifacht**
- **Eigenkapitalrentabilität nach Steuern nach sechs Monaten 20,9% (bereinigt um den HVB Splitska banka Veräußerungsgewinn), Cost-Income-Ratio 57,0%**

Überblick:
Die HVB Group legt heute ihren Zwischenbericht zum 30. Juni 2006 vor. Alle Zahlen für 2005 wurden um den Restrukturierungsaufwand (546 Mio. €) und die pauschale Einzelwertberichtigung (147 Mio. €) in Verbindung mit dem Zusammenschluss mit UniCredit bereinigt.

Die HVB Group verzeichnete in den ersten sechs Monaten des Jahres eine sehr erfreuliche finanzielle Entwicklung. Die operativen Erträge stiegen gegenüber dem Vorjahr deutlich um 21,2% an. Der Zinsüberschuss erhöhte sich um 5,4%. Der Provisionsüberschuss stieg kräftig um 24,3%. Das Handelsergebnis konnte verdoppelt werden. Gemessen an ihren anspruchsvollen Planzielen für das Gesamtjahr 2006 lag die HVB Group zum Halbjahr in allen Ertragskomponenten deutlich über ihren anteiligen Planvorgaben. Die Verwaltungsaufwendungen stiegen um 3,2%. Ohne Erstkonsolidierungs- und Währungseffekte wäre der Verwaltungsaufwand um 2,7% zurückgegangen. Nach Umstellung des anteiligen Ansatzes der Risikovorsorge auf Basis des voraussichtlichen Jahresbedarfs auf Ist-Risikovorsorgezahlen zum 30. Juni 2006 liegt diese zur Jahresmitte technisch bedingt geringfügig unter dem Niveau des 1. Halbjahres 2005. Das

Betriebsergebnis (1.882 Mio. €) verdoppelte sich. Das Ergebnis vor Steuern (2.677 Mio. €) erreichte das 2,8-fache des Vorjahreswertes. Der Gewinn (1.706 Mio. €) verdreifachte sich.

Das Ziel einer im Gesamtjahr 2006 deutlich verbesserten Cost-Income-Ratio wurde in den ersten sechs Monaten mit 57,0% sehr klar erreicht. Die Eigenkapitalrentabilität nach Steuern von 20,9% (bereinigt um den Veräußerungserlös der HVB Splitska banka) konnte die HVB Group gegenüber den bereits guten Werten des Vorjahres erheblich verbessern.

Die HVB Group verzeichnete auch im zweiten Quartal 2006 eine sehr gute finanzielle Entwicklung mit einem anhaltend positiven Trend im operativen Ergebnis. Erfreulich war insbesondere die weiter sehr gute Entwicklung in allen drei wichtigen Ertragspositionen: Der Zinsüberschuss legte gegenüber dem ersten Quartal zu, der Provisionsüberschuss konnte den ausgezeichneten Wert der ersten drei Monate fast wieder erreichen. Das Handelsergebnis konnte sich trotz schwierigerer Kapitalmärkte auf einem hohen Niveau halten, auch wenn es niedriger ausfiel als das Rekordergebnis des ersten Quartals. Die Verwaltungsaufwendungen waren leicht rückläufig und auch die Risikovorsorge reduzierte sich zunächst leicht durch Umstellung auf Ist-Risikovorsorgezahlen zum 30. Juni 2006. Der leichte Rückgang des Betriebsergebnisses ist damit nahezu ausschließlich auf ein gegenüber dem Rekordergebnis des ersten Quartals niedrigeres Handelsergebnis zurückzuführen.

Dr. Wolfgang Sprißler, Sprecher des Vorstands der HVB Group: "Im Rahmen einer sich belebenden Konjunktur hat sich der positive Trend im zweiten Quartal 2006 fortgesetzt. Wir liegen mit allen wesentlichen Ergebniskomponenten über dem anteiligen Plan. Damit haben wir an die positive Entwicklung des vergangenen Jahres und insbesondere an das ausgezeichnete erste Quartal angeknüpft. Die gute Entwicklung hat unsere hohen Erwartungen bestätigt. Insgesamt bin ich sehr zuversichtlich, dass wir den eingeschlagenen Weg weiter erfolgreich beschreiten werden, auch wenn wir nicht erwarten, dass sich die Erträge im weiteren Verlauf des Jahres auf dem Niveau des ersten Halbjahres stabilisieren werden."

Die Ergebnisse im Einzelnen:

Gegenüber dem ersten Quartal (1.506 Mio. €) verbesserte sich der Zinsüberschuss im zweiten Quartal um 2,7% auf 1.546 Mio. €. Der Anstieg ist überwiegend durch höhere Dividendenerträge zu erklären. Zum Halbjahr erreichte der Zinsüberschuss 3.052 Mio. €; das sind 5,4% mehr als im Vorjahr (2.897 Mio. €) auch in Folge von Erstkonsolidierungseffekten, Währungseffekten und höheren Dividendenerträgen sowie eines Zinsertrages aus einer bereits abgeschriebenen

Forderung. Dabei konnten Auswirkungen aus dem strategisch beabsichtigten Volumensabbau bei Immobilienkrediten sowie Volumensrückgänge durch risikoadjustiertes Pricing überkompensiert werden. Die Zinsspanne erhöhte sich auf Basis der durchschnittlichen bilanziellen Risikoaktiva nach KWG mit 3,06% gegenüber dem Wert zur Jahresmitte 2005 (2,83%).

Der Provisionsüberschuss lag im zweiten Quartal wiederum auf hohem Niveau bei 919 Mio. € und damit nur etwas (-5,5%) unter dem ausgezeichneten Ergebnis der ersten drei Monate (972 Mio. €). Zum Halbjahr übertraf er mit 1.891 Mio. € den Vorjahreswert (1.521 Mio. €) um erfreuliche 24,3% auch in Folge deutlich höherer Erfolgsbeiträge im Wertpapier- und Depotgeschäft (+30,4%). Ebenfalls positiv entwickelten sich alle übrigen Dienstleistungssparten. In einem wieder etwas schwieriger werdenden Kapitalmarktumfeld im zweiten Quartal erreichte das Handelsergebnis mit erfreulichen 362 Mio. € zwar nicht ganz das Niveau des Rekordergebnisses des ersten Quartals (508 Mio. €): Im Halbjahr 2006 entwickelte sich das Handelsergebnis mit 870 Mio. € gegenüber dem Vorjahreswert von 423 Mio. € und einer Steigerungsrate von rund 106% weiter sehr gut. Der Anstieg ist neben einem höheren Beitrag aus zins- und währungsbezogenen Geschäften insbesondere auf eine überdurchschnittlich gute Entwicklung der kursbezogenen Geschäfte zurückzuführen.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen reduzierte sich gegenüber dem Ergebnis der ersten drei Monate (11 Mio. €) im zweiten Quartal nur unwesentlich auf 9 Mio. €. Zum Halbjahr beträgt der Saldo 20 Mio. € und liegt damit spürbar über dem Vorjahreswert (-30 Mio. €). Die gesamten operativen Erträge verminderten sich im Vergleich zum Vorquartal (2.997 Mio. €) im zweiten Quartal infolge des etwas schwächeren Handelsergebnisses um 5,4% auf 2.836 Mio. €. Im Vorjahresvergleich legten sie um erfreuliche 21,2% von 4.811 Mio. € auf 5.833 Mio. € zu.

Mit 1.635 Mio. € gingen die Verwaltungsaufwendungen im zweiten Quartal um 3,3% zurück, was unter anderem auf deutlich niedrigere Aufwendungen für IT und Kommunikation im ersten Quartal zurückzuführen ist (Q1/06:1.691Mio. €). Im Halbjahresvergleich lagen die Verwaltungsaufwendungen mit 3.326 Mio. € um 3,2% leicht über dem Vorjahr (3.223 Mio. €). Dies ist vorwiegend auf Erstkonsolidierungs- und Währungseffekte und höhere Rückstellungen für erfolgsabhängige Bonuszahlungen im Segment Corporates & Markets zurückzuführen. Ohne die Erstkonsoliderungs- und Währungseffekte zeigt sich ein Kostenrückgang gegenüber dem 1. Halbjahr 2005 um 2,7% oder 86 Mio. €. Die Cost-Income-Ratio konnte auf 57,0% verbessert werden (1. Halbjahr 2005: 67,0%).

Für das Gesamtjahr 2006 erwartet die HVB Group weiterhin eine Risikovorsorge in Höhe von ca. 1,3 Mrd. €. Nach Umstellung vom anteiligen Ansatz der Risikovorsorge auf Basis des voraussichtlichen Jahresbedarfs auf Ist-Risikovorsorgezahlen zum 30. Juni 2006, also erstmals mit dem tatsächlich bis zu diesem Zeitpunkt eingetretenen Risikovorsorgebedarf, ergibt sich ein Rückgang auf 295 Mio. €; das sind im Quartalsvergleich 10,6% weniger als im Vorquartal. Im Halbjahresvergleich ergibt sich daraus ein Rückgang von 3,7% auf 625 Mio. € (1. Halbjahr 2005: 649 Mio. €).

Mit 906 Mio. € reduzierte sich das Betriebsergebnis des zweiten Quartals gegenüber dem überdurchschnittlichen Ergebnis der ersten drei Monate (976 Mio. €) um 7,2%. Bei einer insgesamt sehr erfreulichen operativen Entwicklung findet auch hier das im zweiten Quartal etwas niedrigere Handelsergebnis seinen Niederschlag. Insgesamt lag die HVB Group mit dem Betriebsergebnis des zweiten Quartals um 85% über dem um zusätzliche Risikovorsorge bereinigten Quartalsdurchschnitt des Vorjahres; damit ist es neben dem Ergebnis des Vorquartals das beste Quartalsergebnis in Vergleich der Quartalsdurchschnitte der letzten Jahre. Nach sechs Monaten konnte das Betriebsergebnis mit 1.882 Mio. € gegenüber dem Vorjahreswert (939 Mio. €) verdoppelt werden. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2005 auch zur Jahresmitte 2006 fort.

Im zweiten Quartal ist im Finanzanlageergebnis von 698 Mio. € der Veräußerungsgewinn für die Beteiligung an der HVB Splitska banka in Kroatien von 669 Mio. € und an Aktien der Lufthansa mit einem Verkaufsgewinn von 40 Mio. € enthalten. Zum Halbjahr erreichte es 807 Mio. €. Hier ist zusätzlich aus dem ersten Quartal noch der Gewinn aus der Veräußerung von Anteilen an Babcock & Brown Ltd. (55 Mio. €) berücksichtigt. Geschäfts- oder Firmenwerte werden gemäß des neuen IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen waren im zweiten Quartal 2006 nicht vorzunehmen. In den übrigen Erträgen und Aufwendungen ist der Rückgang im 1. Halbjahr 2006 auf -9 Mio. € auf die seit Erstkonsolidierung der HVB Immobilien ab 1.1.2006 entfallenden Verlustübernahmen für Gesellschaften zurückzuführen.

Das Ergebnis vor Steuern erreichte im zweiten Quartal 1.596 Mio. € und stieg damit nochmals um 47,6% gegenüber dem Ergebnis des ersten Quartals (1.081 Mio. €) an. Zum Halbjahr hat es sich mit 2.677 Mio. € gegenüber dem Vorjahr (971 Mio. €) fast verdreifacht. Auch ohne den Veräußerungsgewinn der HVB Splitska banka hat sich das Ergebnis vor Steuern nahezu verdoppelt. Nach Steuern und Fremdanteilen erzielte die HVB Group mit 1.055 Mio. € im zweiten Quartal gegenüber dem schon starken Vorquartal (651 Mio. €) einen um 62,1% höheren Ge-

winn. Dieser konnte sich kumuliert nach sechs Monaten mit 1.706 Mio. € auf das Dreifache gegenüber dem Vorjahr (566 Mio. €) erhöhen.

Die Eigenkapitalrentabilität vor Steuern der HVB Group erhöhte sich von 13,7% auf 27,5% (bereinigt um den Veräußerungsgewinn der HVB Splitska banka; unbereinigt 36,6%), die Eigenkapitalrentabilität nach Steuern von 9,9% auf 20,9% (bereinigt um den Veräußerungsgewinn der HVB Splitska banka; unbereinigt 30,0%).

Erfolgsrechnung nach Geschäftsfeldern/Segmente per 30. Juni 2006:

Im Vergleich mit dem 1. Halbjahr 2005 verzeichneten alle drei operativen Geschäftsfelder deutliche Zuwächse beim Ergebnis vor Steuern. Zum Ergebnis vor Steuern in Höhe von insgesamt 2.677 Mio. € haben die Geschäftsfelder

Deutschland	484 Mio. €	
Österreich und CEE	1.346 Mio. €	(inklusive Veräußerungsgewinn HVB Splitska banka von 669 Mio. €)
Corporates & Markets	933 Mio. €	
Real Estate Restructuring	- 23 Mio. €	
Sonstige/Konsolidierung	- 63 Mio. €	

beigetragen.

Das Geschäftsfeld Deutschland erreichte einen Zuwachs beim Betriebsergebnis von 37,3% auf 493 Mio. €. Den aufgrund der erfreulichen Entwicklung des Provisionsüberschusses um 3,2% gestiegenen operativen Erträgen stand ein kräftiger Rückgang der Verwaltungsaufwendungen um 8,2% gegenüber. Damit verbesserte sich die Cost-Income-Ratio deutlich auf 56,5%. Die gute Performance des Firmenkundengeschäfts hat sich weiter auf 299 Mio. € beim Betriebsergebnis gesteigert; das Betriebsergebnis des Privatkundengeschäfts hat sich auf 158 Mio. € verdreifacht.

Das Geschäftsfeld Österreich & CEE verzeichnete einen Zuwachs beim Betriebsergebnis von 52,7% auf 681 Mio. €. Die operativen Erträge legten um 17,9% zu, die Verwaltungsaufwendungen stiegen mit 9,7% deutlich geringer. Die Entwicklung von Erträgen und Kosten des Geschäftsfelds ist erneut maßgeblich von der profitablen Geschäftsexpansion in Zentral- und Osteuropa geprägt. Die Cost-Income-Ratio verbesserte sich auf 59,2%.

Das Betriebsergebnis von Corporates & Markets legte um 141,6% auf 872 Mio. € zu. Zwar erhöhten sich die Kosten bonusbedingt um 19,7%, doch stiegen die operativen Erträge mit 60,6% infolge des ausgezeichneten Handelsergebnisses sehr viel stärker. Die Cost-Income-Ratio verbesserte sich auf 45,5%.

Das Geschäftsfeld Real Estate Restructuring (RER) erzielte mit -11 Mio. € ein leicht negatives Betriebsergebnis. Unter Berücksichtigung der beiden angekündigten Verkaufstransaktionen wurde das anfängliche Gesamtvolumen des Portfolios per Ende Mai 2006 bereits um über 55% reduziert.

Risikoaktiva und Kapitalquoten

Die gewichteten Risikoaktiva gemäß KWG beliefen sich auf 233,5 Mrd. € und blieben gegenüber dem Vorquartal nahezu unverändert (232,5 Mrd. € zum 31. Dezember 2005). Die Kernkapitalquote gemäß KWG erreichte 7,2% (7,3% zum 31. Dezember 2005), die Eigenmittelquote 10,3% (10,6% zum 31. Dezember 2005). Die Marktrisikopositionen gemäß KWG belaufen sich auf 961 Mio. €.

Der Zwischenbericht zum 30. Juni 2006 wird auf unserer Homepage http://www.hvb.com/ir zum Download bereitgestellt. Eine Analystenpräsentation kann ebenfalls im Internet abgerufen werden.

Financial Highlights

Kennzahlen (in %)	1.1.–30.6.2006	1.1.–30.6.2005
Eigenkapitalrentabilität nach Steuern	20,9 [3]	9,9 [1]
Eigenkapitalrentabilität vor Steuern	27,5 [3]	13,7 [1]
Cost-Income-Ratio (gemessen an den operativen Erträgen)	57,0	67,0
Erfolgszahlen	**1.1.–30.6.2006**	**1.1.–30.6.2005**
Betriebsergebnis (in Mio. €)	1.882	939
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio. €)	2.677	971
Gewinn/Verlust (in Mio. €)	1.706	566
Ergebnis je Aktie (in €)	1,59 [3]	0,75
Bilanzzahlen (in Mrd. €)	**30.6.2006**	**31.12.2005**
Bilanzsumme	486,8	493,7 [1]
Kreditvolumen	323,7	332,6
Bilanzielles Eigenkapital	16,6	15,4 [1]
Bankaufsichtsrechtliche Kennzahlen nach KWG	**30.6.2006**	**31.12.2005[2]**
Kernkapital (in Mrd. €)	16,9	17,1
Eigenmittel (in Mrd. €)	25,3	26,0
Risikoaktiva (in Mrd. €)	233,5	232,5
Kernkapitalquote (in %)	7,2	7,3
Eigenmittelquote (in %)	10,3	10,6
Aktie	**1.1.-30.6.2006**	**2005**
Börsenkurs: Stichtag (in €)	28,28	25,61
Höchststand (in €)	29,70	26,85
Tiefststand (in €)	25,52	16,30
Börsenkapitalisierung Stichtag (in Mrd. €)	21,2	19,2
	30.6.2006	**31.12.2005**
Mitarbeiter	62.716	61.251
Geschäftsstellen	2.489	2.316

[1] angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 | [2] nach festgestellten Jahresabschlüssen | [3] bereinigt um den Veräußerungsgewinn HVB Splitska banka

Gewinn- und Verlustrechnung vom 1. Januar bis 30. Juni 2006

Erträge/ Aufwendungen	1.1.-30.6.2006 *in Mio. €*	1.1.-30.6.2005 *in Mio. €*	Veränderung *in Mio. €*	Veränderung *in %*
Zinserträge	9.203	8.543	+ 660	*+ 7,7*
Zinsaufwendungen	6.151	5.646	+ 505	*+ 8,9*
Zinsüberschuss	**3.052**	**2.897**	**+ 155**	***+ 5,4***
Kreditrisikovorsorge	**625**	**649**	**- 24**	***- 3,7***
Zinsüberschuss nach Kreditrisikovorsorge	2.427	2.248	+ 179	*+ 8,0*
Provisionserträge	2.273	1.823	+ 450	*+ 24,7*
Provisionsaufwendungen	382	302	+ 80	*+ 26,5*
Provisionsüberschuss	**1.891**	**1.521**	**+ 370**	***+ 24,3***
Handelsergebnis	**870**	**423**	**+ 447**	***>+ 100,0***
Verwaltungsaufwand	**3.326**	**3.223**	**+ 103**	***+ 3,2***
Saldo sonstige betriebliche Erträge/ Aufwendungen	**20**	**-30**	**+ 50**	
Betriebsergebnis	**1.882**	**939**	**+ 943**	***>+ 100,0***
Finanzanlageergebnis	807	105	+ 702	*>+ 100,0*
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	*0,0*
Aufwendungen für Restrukturierungen	3	0	+ 3	*>+ 100,0*
Saldo übrige Erträge/Aufwendungen	-9	-73	+ 64	*+ 87,7*
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**2.677**	**971**	**+ 1.706**	***>+ 100,0***
Ertragsteuern	507	267	+ 240	*+ 89,9*
Ergebnis nach Steuern	**2.170**	**704**	**+ 1.466**	***>+ 100,0***
Fremdanteile am Ergebnis	-464	-138	- 326	*>- 100,0*
Gewinn/Verlust	**1.706**	**566**	**+ 1.140**	***>+ 100,0***

Bilanz zum 30. Juni 2006

Aktiva	30.6.2006 *in Mio. €*	31.12.2005 *in Mio. €*	Veränderung	
			in Mio. €	*in %*
Barreserve	5.129	7.757	- 2.628	*- 33,9*
Handelsaktiva	95.376	103.519	- 8.143	*- 7,9*
Forderungen an Kreditinstitute	67.026	57.229	+ 9.797	*+ 17,1*
Forderungen an Kunden	268.639	274.643	- 6.004	*- 2,2*
Wertberichtigungen auf Forderungen	- 10.443	- 12.511	+ 2.068	*+ 16,5*
Finanzanlagen	45.383	45.419	- 36	*- 0,1*
Sachanlagen	2.728	2.723	+ 5	*+ 0,2*
Immaterielle Vermögenswerte	2.709	2.776	- 67	*- 2,4*
Ertragsteueransprüche	3.399	3.291	+ 108	*+ 3,3*
Sonstige Aktiva	5.097	5.573	- 476	*- 8,5*
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	1.755	3.240	- 1.485	*- 45,8*
Summe der Aktiva	**486.798**	**493.659**	**- 6.861**	***- 1,4***

Bilanz zum 30. Juni 2006 (Fortsetzung)

Passiva	30.6.2006 *in Mio. €*	31.12.2005 *in Mio. €*	Veränderung *in Mio. €*	*in %*
Verbindlichkeiten gegenüber Kreditinstituten	106.572	113.739	- 7.167	*- 6,3*
Verbindlichkeiten gegenüber Kunden	163.982	158.421	+ 5.561	*+ 3,5*
Verbriefte Verbindlichkeiten	105.482	105.982	- 500	*- 0,5*
Handelspassiva	59.511	63.638	- 4.127	*- 6,5*
Rückstellungen	5.988	5.672	+ 316	*+ 5,6*
Ertragsteuerverpflichtungen	1.998	1.891	+ 107	*+ 5,7*
Sonstige Passiva	9.648	9.406	+ 242	*+ 2,6*
Nachrangkapital	16.787	17.612	- 825	*- 4,7*
Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen [1]	206	1.887	- 1.681	*- 89,1*
Eigenkapital	16.624	15.411	+ 1.213	*+ 7,9*
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	13.295	12.358	+ 937	*+ 7,6*
Gezeichnetes Kapital	2.252	2.252	± 0	*± 0,0*
Kapitalrücklage	9.126	9.128	- 2	*-0,0*
Andere Rücklagen	- 53	58	- 111	
Bewertungsänderungen von Finanzinstrumenten	264	729	- 465	*- 63,8*
AfS-Rücklage	826	871	- 45	*- 5,2*
Hedge-Rücklage	- 562	- 142	- 420	*>- 100,0*
Konzerngewinn 2005	0	191	- 191	*- 100,0*
Gewinn/Verlust 1.1.-30.6.	1.706	0	+ 1.706	*>+100,0*
Anteile in Fremdbesitz	3.329	3.053	+ 276	*+ 9,0*
Summe der Passiva	**486.798**	**493.659**	**- 6.861**	**- 1,4**

[1] *Ohne konzerninterne Refinanzierung*

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 30. Juni 2006

in Mio. €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1. - 30.6.2006	1.306	1.258	533	46	- 91	3.052
1.1. - 30.6.2005	1.345	1.138	462	73	- 121	2.897
Kreditrisikovorsorge						
1.1. - 30.6.2006	430	195	8	--	- 8	625
1.1. - 30.6.2005	391	217	31	--	10	649
Provisionsüberschuss						
1.1. - 30.6.2006	797	842	263	-1	- 10	1.891
1.1. - 30.6.2005	705	649	166	2	- 1	1.521
Handelsergebnis						
1.1. - 30.6.2006	1	49	799	--	21	870
1.1. - 30.6.2005	1	28	395	--	- 1	423
Verwaltungsaufwand						
1.1. - 30.6.2006	1.200	1.269	734	64	59	3.326
1.1. - 30.6.2005	1.307	1.157	613	54	92	3.223
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1. - 30.6.2006	19	- 4	19	8	- 22	20
1.1. - 30.6.2005	6	5	- 18	- 2	- 21	- 30
Betriebsergebnis						
1.1. - 30.6.2006	493	681	872	- 11	- 153	1.882
1.1. - 30.6.2005	359	446	361	19	- 246	939

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 30. Juni 2006 (Fortsetzung)

in Mio. €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Re-structuring	Sonstige/ Konsolidierung	HVB Group
Finanzanlageergebnis						
1.1. - 30.6.2006	- 7	666	61	- 11	98	807
1.1. - 30.6.2005	- 3	8	79	--	21	105
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 30.6.2006	--	--	--	--	--	--
1.1. - 30.6.2005	--	--	--	--	--	--
Restrukturierungskosten						
1.1. - 30.6.2006	1	--	--	--	2	3
1.1. - 30.6.2005	--	--	--	--	--	--
Saldo übrige Erträge / Aufwendungen						
1.1. - 30.6.2006	- 1	- 1	--	- 1	- 6	- 9
1.1. - 30.6.2005	- 3	- 2	--	- 67	- 1	- 73
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern						
1.1. - 30.6.2006	484	1.346	933	- 23	- 63	2.677
1.1. - 30.6.2005	353	452	440	- 48	- 226	971
darunter: BACA Group						
1.1. - 30.6.2006	--	1.346	119	--	5	1.470
1.1. - 30.6.2005	--	452	76	--	3	531

Erfolgsrechnung nach Ressorts

Geschäftsfeld Deutschland

in Mio. €	Privatkunden-geschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
1.1. - 30.6.2006	1.028	898	194	3	2.123
1.1. - 30.6.2005	965	874	220	- 2	2.057
Kreditrisikovorsorge					
1.1. - 30.6.2006	130	207	93	--	430
1.1. - 30.6.2005	118	177	97	- 1	391
Verwaltungsaufwand					
1.1. - 30.6.2006	740	392	65	3	1.200
1.1. - 30.6.2005	799	416	93	- 1	1.307
Betriebsergebnis					
1.1. - 30.6.2006	158	299	36	--	493
1.1. - 30.6.2005	48	281	30	--	359
Cost-Income-Ratio					
1.1. - 30.6.2006	72,0%	43,7%	33,5%	--	56,5%
1.1. - 30.6.2005	82,8%	47,6%	42,3%	--	63,5%

Erfolgsrechnung nach Ressorts (Fortsetzung)

Geschäftsfeld Österreich und CEE

in Mio. €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
1.1. - 30.6.2006	620	308	290	927	--	2.145
1.1. - 30.6.2005	570	301	257	693	- 1	1.820
Kreditrisikovorsorge						
1.1. - 30.6.2006	70	61	- 3	67	--	195
1.1. - 30.6.2005	47	91	15	64	--	217
Verwaltungsaufwand						
1.1. - 30.6.2006	453	182	149	485	--	1.269
1.1. - 30.6.2005	454	188	132	384	- 1	1.157
Betriebsergebnis						
1.1. - 30.6.2006	97	65	144	375	--	681
1.1. - 30.6.2005	69	22	110	245	--	446
Cost-Income-Ratio						
1.1. - 30.6.2006	73,1%	59,1%	51,4%	52,3%	--	59,2%
1.1. - 30.6.2005	79,6%	62,5%	51,4%	55,4%	--	63,6%

Erfolgsrechnung nach Ressorts (Fortsetzung)

Geschäftsfeld Corporates & Markets

in Mio. €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
1.1. - 30.6.2006	876	737	1	1.614
1.1. - 30.6.2005	582	423	--	1.005
Kreditrisikovorsorge				
1.1. - 30.6.2006	- 1	9	--	8
1.1. - 30.6.2005	- 5	36	--	31
Verwaltungsaufwand				
1.1. - 30.6.2006	450	283	1	734
1.1. - 30.6.2005	391	222	--	613
Betriebsergebnis				
1.1. - 30.6.2006	427	445	--	872
1.1. - 30.6.2005	196	165	--	361
Cost-Income-Ratio				
1.1. - 30.6.2006	51,4%	38,4%	--	45,5%
1.1. - 30.6.2005	67,2%	52,5%	--	61,0%

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern [2]						
1.1. - 30.6.2006 [3]	22,7	23,9	50,8	--	--	27,5
1.1. - 30.6.2005 [4]	15,3	17,8	24,5	--	--	13,7

[1] *Kennzahlenwerte ökonomisch nicht aussagekräftig*

[2] *Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Fremdanteile, jeweils ohne Bewertungsänderungen von Finanzinstrumenten*

[3] *bereinigt um den Veräußerungsgewinn HVB Splitska banka; Eigenkapitalrentabilität vor Steuern inklusive Veräußerungsgewinn HVB Splitska banka beträgt für Österreich und CEE 47,4% und für die HVB Group 36,6%*

[4] *Vorjahreswerte angepasst wegen Anwendung des geänderten IAS 19.93A; ferner wurde die "Allokation der Anteile im Fremdbesitz" ab 1. Januar 2006 verfeinert*

HVB Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602

Susan.Eckenberg@hvb.de ☎ +49-89-378 29185

Richard.Speich@hvb.de ☎ +49-89-378 31063

Dinah.Reiss@hvb.de ☎ +49-89-378 21935

Fax ☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

Interim Report

30.6

File No.
82-3777

HypoVereinsbank

Member of



Key indicators	1/1–6/30/2006	1/1–6/30/2005
Return on equity after taxes, adjusted for the gain on disposal of HVB Splitska banka	20.9 %	— %
Return on equity after taxes	30.0 %	9.9[1] %
Return on equity before taxes, adjusted for the gain on disposal of HVB Splitska banka	27.5 %	— %
Return on equity before taxes	36.6 %	13.7[1] %
Cost-income ratio (based on operating revenues)	57.0 %	67.0 %

Operating performance	1/1–6/30/2006	1/1–6/30/2005
Operating profit	1,882 € m	939 € m
Profit from ordinary activities/net income before taxes	2,677 € m	971 € m
Consolidated profit	1,706 € m	566 € m
Earnings per share, adjusted for the gain on disposal of HVB Splitska banka	1.59 €	— €
Earnings per share	2.27 €	0.75 €

Balance sheet figures	6/30/2006	12/31/2005
Total assets	486.8 € bn	493.7[1] € bn
Total volume of lending	323.7 € bn	332.6 € bn
Shareholders' equity	16.6 € bn	15.4[1] € bn

Key capital ratios compliant with German Banking Act (KWG)	6/30/2006	12/31/2005[2]
Core capital	16.9 € bn	17.1 € bn
Equity funds	25.3 € bn	26.0 € bn
Risk assets	233.5 € bn	232.5 € bn
Core capital ratio	7.2 %	7.3 %
Equity funds ratio	10.3 %	10.6 %

Share information	1/1–6/30/2006	2005
Share price: Reporting date	28.28 €	25.61 €
High	29.70 €	26.85 €
Low	25.52 €	16.30 €
Market capitalization at reporting date	21.2 € bn	19.2 € bn

	6/30/2006	12/31/2005
Employees	62,716	61,251
Branch offices	2,489	2,316

[1] Prior year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other Information")

[2] As per approved financial statements

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

THE FIRST TRULY EUROPEAN BANK TAKES SHAPE

The integration of HypoVereinsbank into the new UniCredit Group again proceeded on schedule in the second quarter. We have already largely completed the realignment of our divisions. Having homogeneous and focused customer groups now makes it possible for us to serve our customers in Germany even more purposefully with a range of products and services optimally geared to their respective needs.

We believe that reorganizing the corporate structures represents an essential prerequisite for increasing the efficiency and boosting the profitability of the new corporate group. Back in May, it was announced that the new UniCredit Group would bundle the entire investment banking activities of HypoVereinsbank (HVB Corporates & Markets), Bank Austria Creditanstalt (International Markets and CA IB), and UniCredit Banca Mobiliare in a single global division known as UniCredit Markets & Investment Banking (MIB). Based in Munich, the division will maintain important strategic facilities in London, Milan, and Vienna/CEE as well as the United States and Asia. UniCredit MIB will position itself as a leading European specialist with a focus on selected product and customer segments and a clear profile on the marketplace.

HypoVereinsbank and UniCredit had also agreed as part of the business combination to look into bundling the asset management activities of the new corporate group. At the beginning of July, we decided to sell the three Activest companies to Pioneer Global Asset Management for an aggregate price of €600 million. The sale means that HVB can exploit to greater effect the advantages of a strong, global asset management partner capable of delivering the correspondingly broad range of products for the benefit of the entire corporate group and its customers.

The activities of the UniCredit Group in the field of commercial real estate finance will be managed from the Munich base in the future as a global product factory within the Corporates division. The goals are to realize synergies on both the sales side and in the back office and to create added value for our customers by consolidating the relationship management structures. Thus HypoVereinsbank will also systematically position itself as a real estate boutique for complex and innovative finance and advisory services focused on specific target customers and markets. The aim behind this move is to tangibly optimize the risk/return profile of our portfolio.

On July 5, the new UniCredit Group ran its first ever Capital Markets Day, during which it presented itself together with all its divisions to international analysts and investors. The centrality of HypoVereinsbank and the German market for the new corporate group was made clear on this occasion.

Our focus will be on three strategic thrusts aimed at sustainably improving the value added by HypoVereinsbank in the future: first, boosting the earnings power from our core operating business on the basis of a distinct sales culture and increasing cross-selling and new customer acquisition; secondly, aligning our efficiency with top European standards; and thirdly, sustainably enhancing the risk profile.

Building on the corporate structures of HVB Group at the end of 2005 and the capital allocated in accordance with UniCredit Group policies gives rise to ambitious financial targets. As a result, we aim to grow faster than the market and are looking to increase earnings by an annual average of 8% between 2005 and 2008. Fee and commission operations are intended to play a major role in this. At the same time, we expect to record a significantly slower increase in costs at an annual average of around 1%. We aim to achieve a cost-income ratio of around 55% and a return on equity after taxes of 18% by 2008.

What this actually means for HVB's operations in Germany is that revenues are expected to rise by an average of 9% each year. The three key levers in this regard are our retail activities, investment banking, and our activities in the field of asset gathering. We expect to see our costs develop at a very stable rate. To achieve this, we intend to address the so-called indirect costs (overheads, cost of risk management, etc.) where we see plenty of potential for optimization. At the same time, a reduction in the headcount of the proportions already communicated will also help in this respect.

General and industry-specific economic trends
Macroeconomic situation

The global economy lost momentum in the second quarter. This can be attributed above all to economic developments in the United States, where the pace of expansion has more than halved compared with the first quarter. This is implied by falls not only in important indicators of business sentiment like the Purchasing Managers Index, but also in hard-core economic data. The real estate market, which has been the main driver of private consumption to date, weakened in this context. By contrast, the first half in Japan was highly promising. Above all the growth equilibrium gives grounds for optimism, with private consumption and capital spending by companies now also expanding following on from exports.

The euro-zone economy benefited from solid external demand in the second quarter, while domestic demand appears to have firmed up further. Thus the mood among companies, especially in Germany, signals strong business development. Nonetheless, private consumption has not picked up appreciably to date, depressed by the mixed situation on the labor market and the rise in energy prices. In Austria, growth again accelerated somewhat in the second quarter on the back of strong domestic demand and solid exports. Growth also remained strong in the countries of Central and Eastern Europe. This is attributable to a tangible increase in both private consumption and industrial investment. The turbulence on the global financial markets, on the other hand, had no impact on the pace of growth. Finally in Poland, the sharp rise in external demand ensured that growth even managed to beat expectations.

Specific trends affecting the banking sector in Germany

The positive economic mood in Germany helped to boost the economy again in the second quarter, which also had an impact on activities involving the capital markets. As a result, the financial institutions have once more been able to report good results.

Even though it usually takes some time for an economic upturn to feed through to greater demand for credit, interest income nevertheless remained at a high level and even increased slightly in places. The economic recovery also had a positive effect on trading profits and net commission income in the second quarter, which once more proved gratifyingly resilient. The positive stimuli coupled with a decline in company bankruptcies have resulted in a further decrease in the requirements for loan-loss provisions.

The second quarter developed positively for banks overall. Nevertheless, it must be assumed that this high level of earnings will not be maintained over the rest of the year, and we expect to see the earnings trend normalize in the second half of 2006.

In the first half of 2006, HVB Group continued to build strongly on its good operating performance of last year. At €1,882 million, operating profit in the first six months was twice as high as for the first half of 2005. Hence, we have comfortably met the targets stated in the outlook of the Management's Discussion and Analysis on page 74 of the 2005 Annual Report of achieving a significant rise in operating revenues and a substantial improvement in our cost-income ratio. The cost-income ratio of 57.0% is much better than last year (June 30, 2005: 67.0%, December 31, 2005: 66.4%).

The components of the results shown under operating profit benefited from the gain of €669 million realized on the disposal of HVB Splitska banka, part of the BA-CA subgroup. Net income before taxes of €2,677 million rose by a factor of 1.8 over the corresponding figure for the prior year while the consolidated profit of €1,706 million after taxes and after deducting minority interest trebled. Return on equity after taxes stood at 30.0% at the halfway stage. Thus, we easily met our expectations for return on equity after taxes – even when adjusted for the gain on the disposal of HVB Splitska banka – at 20.9% after 9.9% in the first half of 2005.

Details on the individual results components are discussed below:

Operating revenues

Total operating revenues rose a considerable €1,022 million, or 21.2%, compared with the first six months of last year, driven primarily by the disproportionately strong rise in net commission income and trading profit.

Net interest income improved by €155 million, or 5.4%, compared with last year, partly as a result of the effects of initial consolidation, higher dividend income, and interest income on a previously written-down loan commitment. We more than compensated for the impact of a planned strategic reduction in the volume of real estate lending together with declining volumes arising from the further acceleration of risk-adjusted pricing in the Germany business segment. Compliant with the German Banking Act (KWG), the interest margin based on the average risk assets recorded in the balance sheet of 3.06% is above the 2.83% recorded for the first half of 2005.

Net commission income

Net commission income rose an impressive 24.3%, to €1,891 million, partly as a result of much higher contributions to profits from our securities and depositary business (up 30.4%). In particular, sales of innovative financial products like the "HVB Best of Funds" helped to boost earnings. All other service units also developed strongly.

Trading profit

At €870 million, trading profit reached the highest half-year total ever recorded by HVB Group. This means that by mid-2006, trading profit had almost matched the figure of €926 million reported for the whole of 2005. We more than doubled the mid-year figure of €423 million recorded for last year. Compared with the first six months of last year, both the profits from equity contracts (up by a factor of three) and the contribution from interest rate and currency contracts (up 49.2%) increased in the process. At €362 million, trading profit in the second quarter of 2006 was below the first quarter's record-breaking total of €508 million generated in a more favorable capital market environment, but still significantly higher than the quarterly results of previous years.

General administrative expenses

HVB Group's general administrative expenses rose by 3.2%, to €3,326 million, primarily as a result of the effects of initial consolidation and higher provisions for profit-related bonus payments in the Corporates & Markets segment. Adjusted for initial consolidation and currency effects, general administrative expenses would be down €86 million, or 2.7%, on the prior year total.

The cost-income ratio (percentage of total operating revenues made up by general administrative expenses) has improved a significant 10.0 percentage points from 67.0% at June 30, 2005 to 57.0% on the back of the strong rise in operating revenues.

Provisions for losses on loans and advances

At the mid-point of 2006, provisions for losses on loans and advances, at €625 million, were slightly below the figure of €649 million recorded for the first half of 2005. At June 30, 2006, we have for the first time reported provisions for losses on loans and advances at the level actually required to this date and no longer as a proportion of the provisions for losses on loans and advances expected for the whole year. We continue to expect provisions for losses on loans and advances to be at a similar level in 2006 as in 2005 (adjusted for "additional provisions for losses on loans and advances"), with a total volume of around €1.3 billion.

Operating profit and net income before taxes

Operating profit for the first six months rose to €1,882 million, double the amount compared with the first half of 2005. At €906 million, operating profit for the second quarter of 2006 almost reached the record €976 million achieved in the first quarter of this year, and is thus twice as high as the total of €411 million posted for the second quarter of last year. In addition, the positive development of all components of operating revenues confirms that the sustained improvement in profitability of the last two fiscal years has been continued.

Net income from investments benefited from the one-off effect arising from the sale of the disposal group already held for sale at the end of 2005 and in the first quarter 2006, and from the assets and liabilities of the separately reported HVB Splitska banka. As a result of this gain on disposal of €669 million, net income from investments rose to €807 million in the first half of 2006, after €105 million in the same period last year. In addition, the gains of €55 million and €40 million realized respectively on the reduction of our shareholdings in Babcock & Brown Limited in the first quarter of 2006 and in Lufthansa AG in the second quarter of 2006 contributed to this strong result for net income from investments.

In compliance with IFRS 3, scheduled amortization has no longer been taken on goodwill since January 1, 2005. No non-scheduled amortization of goodwill was taken in the first half of 2006.

The balance of other income and expenses improved to a net expense of €9 million compared with a net expense of €73 million at June 30, 2005. This resulted from the addition of the HVB Immobilien subgroup to the group of companies included by HVB Group in consolidation and the related cessation of losses absorbed.

At €2,677 million, net income before taxes is 2.8 times higher than the prior year figure. Compared with the figure recorded for the first half of last year, net income before taxes, at €2,008 million after adjustment, would have doubled even without the gain on the disposal of HVB Splitska banka.

Minority interest included in net income and consolidated profit

Minority interest accounts for €464 million of the net income after taxes. This is equivalent to a €326 million rise in minority interest associated in part with the minority interest arising upon the disposal of HVB Splitska banka by BA-CA. After deducting the minority interest, we generated a consolidated profit of €1,706 million, which is more than three times higher than the corresponding figure for the same period last year. We managed to more than double the consolidated profit of last year, even when adjusted for the one-off effect realized by the disposal of HVB Splitska banka.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €2,677 million were as follows:

Germany	€484 million
Austria and CEE (adjusted for the gain on the disposal of HVB Splitska banka: €677 million)	€1,346 million
Corporates & Markets	€933 million
Real Estate Restructuring	loss of €23 million
Other/consolidation	loss of €63 million

We have adjusted the figures for the comparable periods to reflect the change in disclosure of the gains on disposal of deconsolidated companies made for the first time at September 30, 2005 accordingly.

Germany business segment

The Germany business segment increased its operating profit by a strong 37.3% compared with the first half of 2005, to €493 million. Besides a decline in general administrative expenses, the main factor contributing to this positive development was the greater income from services operations. As a result, the cost-income ratio improved by 7.0 percentage points to 56.5%. Net income before taxes similarly rose significantly compared with the prior year, by €131 million or 37.1%.

The Private Customers business unit (including asset management and private banking activities) performed well in the first half of 2006, with the €158 million in operating profit three times higher than last year.

Operating revenues increased by 6.5%, or €63 million, to reach €1,028 million. This rise was driven primarily by net commission income, which climbed a strong 15.8%. Successful marketing in particular of innovative investment products like the "HVB Best of Funds" also made a major contribution to this development. Net interest income remained unchanged. In the process, the positive impact gained from increased sales volumes of HVB Sofortkredit and improved margins on the deposits side offset a reduction in net interest income in connection with a decline in volumes of the real estate portfolio due to accelerated risk-adjusted pricing. At the same time, general administrative expenses declined by 7.4% to €740 million, among other things on account of the PRO efficiency program. As a result of the higher operating revenues and the simultaneous decline in general administrative expenses, the cost-income ratio improved by 10.8 percentage points to 72.0%.

In the Corporate Customers and Professionals business unit, we were able to boost operating profit by 6.4%, or €18 million, to €299 million despite the already high level reached last year. The 2.7% rise in operating revenues to €898 million results mainly from net commission income (up 9.8%) arising from higher advisory fees in conjunction with structured loans, higher earnings from domestic and international payments, and the similarly successful sale of innovative investment products. The cost-income ratio improved by 3.9 percentage points to 43.7% on the back of a decline of 5.8% in general administrative expenses.

The Real Estate business unit continued in 2006 to systematically implement the restructuring program initiated in 2005. The performance of the unit has been further affected by this restructuring accordingly, with operating revenues decreasing by 11.8% compared with the prior year. The decline results primarily from net interest income, which fell by €27 million, or 13.8%, in line with the continued portfolio disposals carried out for strategic reasons. Despite this, the cost-income ratio improved by 8.8 percentage points to 33.5% on the back of a decline of 30.1% in general administrative expenses. With provisions for losses on loans and advances decreasing slightly, the operating profit rose 20.0%, to €36 million.

Austria and CEE business segment

The Austria and CEE business segment generated an operating profit of €681 million with provisions for losses on loans and advances remaining constant; this was 52.7% more than the operating profit recorded for the first half of 2005.

The cost-income ratio improved to 59.2% from 63.6% at June 30, 2005 on the basis of a sharp rise in operating revenues (up 17.9%) and a simultaneous increase of 9.7% in general administrative expenses.

The Private Customers Austria business unit posted growth of 8.8% in operating revenues compared with the equivalent period last year as a result of an 18.7% expansion in net commission income. This increase in revenues, in conjunction with unchanged general administrative expenses, led to an improvement of 6.5 percentage points in the cost-income ratio to 73.1%. Consequently, the business unit posted a strong 40.6% rise in operating profit to €97 million despite the increase in provisions for losses on loans and advances to €70 million (2005: €47 million).

The SMEs Austria business unit succeeded in posting significantly higher operating revenues, up 11.2%, as a result of much higher net commission income, particularly from the securities and depositary business and the derivatives business. Net interest income declined a slight 1.6%. The growth in operating revenues coupled with a reduction in general administrative expenses led to an improved cost-income ratio of 59.1%, compared with 62.5% reported at June 30, 2005. With a sharp decline in provisions for losses on loans and advances by around one third, the business unit trebled its operating profit to reach €65 million.

The Large Corporates and Real Estate business unit posted a 30.9% rise in operating profit to €144 million. Alongside the significant decline in provisions for losses on loans and advances of €18 million, this is largely due to the strong 66.1% rise in net commission income (derivatives business and earnings of CA IB Corporate Finance). The cost-income ratio remained stable at 51.4% with operating revenues (up 12.8%) and general administrative expenses (up 12.9%) both moving in parallel.

In the Central and Eastern Europe (CEE) business unit, the significant rise of around one third in operating revenues can be attributed chiefly to the pleasing development of the two revenue components net interest income (up 28.6%) and net commission income (up 42.6%). The sharp rise in operating revenues more than offset the 26.3% increase in general administrative expenses, as a result of which the cost-income ratio improved by 3.1 percentage points to 52.3%. Operating profit rose by 53.1%, to €375 million, with provisions for losses on loans and advances remaining practically constant.

Including the result from Corporates & Markets and the Other/consolidation segment, together with the Group-specific items such as the funding expense of goodwill and the gain of €669 million on the disposal of HVB Splitska banka, the Bank Austria Creditanstalt Group made an overall contribution of €1,470 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the earnings contribution made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary earnings. The primary net income before taxes reported by Bank Austria Creditanstalt Group of €1,549 million is published separately by Bank Austria Creditanstalt.

Corporates & Markets business segment

In the first half of 2006, the Corporates & Markets business segment succeeded in achieving 2.4 times the result generated in the same period last year, posting an operating profit of €872 million. This development was driven by a 60.6% increase in operating revenues, which experienced much stronger contributions from all sources of income. Trading profit, which expanded by double the prior year figure to €799 million, and net commission income, up 58.4% to €263 million, were particularly successful. The rise in general administrative expenses reflects higher performance-related personnel costs relating to the dynamic development of earnings, leading to an improvement in the cost-income ratio of 15.5 percentage points. With net income from investments down €18 million to €61 million, net income before taxes doubled to reach €933 million.

The Corporates business unit posted significant growth in operating revenues (up 74.2%) compared with the first half of last year. The full consolidation of Closed Joint Stock Company International Moscow Bank (IMB) performed for the first time in the second quarter of last year was one of the main factors contributing to this success. At the same time, all sources of income for operating revenues (net interest income, net commission income, and trading profit) experienced tangible growth. Despite a significant 27.5% rise in general administrative expenses relating to initial consolidation and bonuses, the cost-income ratio improved a significant 14.1 percentage points to 38.4% on the back of the higher level of revenues.

The operating revenues of the Markets business unit rose notably on account of the significant €334 million, or 86.3%, rise in trading profit to €721 million. At the same time, net commission income at double the amount was able to partially offset the decline in net interest income. General administrative expenses increased by 15.1% as a result of higher performance-related personnel expenses. Despite this, the cost-income ratio improved significantly, by 15.8 percentage points to 51.4%.

Real Estate Restructuring business segment

The HVB Immobilien subgroup, whose results have to date always been included in the results of HVB Group on account of the existing profit-and-loss transfer agreement with HVB AG, was fully consolidated for the first time in the first quarter of 2006. This means that the losses previously absorbed by this segment under other income and expenses are no longer applicable. The income and expenses accruing in the HVB Immobilien subgroup in the first half of 2006 are reflected in the individual items of the segment income statement as effects of initial consolidation. For this reason alone, general administrative expenses rose by €10 million, or 18.5%, compared with the prior year, leading to an operating loss of €11 million after an operating profit of €19 million in 2005. Net interest income decreased by €27 million, to €46 million, on account of portfolio disposals. With the charges arising from the HVB Immobilien subgroup that were still included in the prior year in the form of absorbed losses declining significantly, the net loss before taxes improved by €25 million to €23 million in the first half of 2006.

Other/consolidation segment

For the most part, the Other/consolidation segment contains HVB Group service companies. Compared with the first half of 2005, the operating loss improved by €93 million, to €153 million, and the net loss before taxes by €163 million, to €63 million. In addition, the rise in net income from investments to €98 million, primarily from the gain of €55 million realized on the disposal of our shareholding in Babcock & Brown Limited in the first quarter of 2006, contributed to this development.

Total assets and volume of lending

The total assets of HVB Group amounted to €486.8 billion at June 30, 2006, representing a decline of €6.9 billion, or 1.4%, over the 2005 year-end total. The main changes on the assets side saw assets held for trading purposes decline by €8.1 billion and loans and advances to customers by €6.0 billion, while placements with, and loans and advances to, other banks rose by €9.8 billion.

The volume of lending declined by €8.9 billion to €323.7 billion. In the process, loans and advances to customers decreased by €6.3 billion, contingent liabilities by €2.0 billion, and placements with, and loans and advances to, other banks by €0.6 billion.

On the liabilities side, the decline was mainly caused by a €7.2 billion decrease in deposits from other banks and a €4.1 billion decrease in liabilities held for trading purposes. This decline in volumes was not fully offset by an increase of €5.6 billion in amounts owed to other depositors. The shareholders' equity shown in the balance sheet rose €1.2 billion to reach €16.6 billion, primarily on account of the profit generated in the first half of 2006. This total includes €3.3 billion of minority interest, up €0.3 billion on the year-end figure. Compliant with IAS 19.93A, actuarial losses totaling €1.0 billion were recorded in shareholders' equity for the first time in the first quarter. The prior year figures have been adjusted accordingly (see also "IFRS basis" in the section entitled "Other information" below).

The reduction of the balance sheet items "Noncurrent assets or disposal groups held for sale" and "Liabilities of disposal groups held for sale" essentially results from the deconsolidation of HVB Splitska banka d.d., Split, which has been sold. However, further items were included which were classified as noncurrent assets or disposal groups held for sale compliant with IFRS 5. See Note 16 for further details on this item.

Risk assets, key capital ratios and liquidity

At €233.5 billion, the risk assets compliant with the German Banking Act (KWG) were almost unchanged over the prior quarter. Market risk positions compliant with the German Banking Act amounted to €0.96 billion.

The core capital compliant with the German Banking Act totaled €16.9 billion at June 30, 2006. This gives rise to a core capital ratio of 7.2% and an equity funds ratio of 10.3%. If market risk positions are also included, the core capital ratio totals 6.9%.

Risk assets pursuant to the German Banking Act rose by approximately €0.8 billion when the synthetic ABS transactions PROMISE-A 2000-1, PROMISE-A 2002-1, PROMISE Austria-2002, and Amadeus were terminated in the second quarter. To compensate, it is planned to reduce risk assets through new securitization measures by the end of the year if there is sufficient need.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is a ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in the first half of 2006 (at the reporting date on June 30, 2006: 1.2).

IFRS basis

The present interim report has been prepared in accordance with the regulations defined in the International Financial Reporting Standards (IFRS) and complies with IAS 34, which covers interim reporting. With the exception of the new and revised IFRSs, we have applied the same accounting and valuation principles as in the consolidated financial statements for 2005.

Listed below are the changes to the standards to be applied for the first time with effect from January 1, 2006, which essentially affect our bank.

In the first quarter of 2006, HVB Group exercised the new option in the revised IAS 19.93A "Employee benefits" permitting unrealized actuarial gains or losses to be carried in shareholders' equity outside the profit or loss for the period. The comparative prior year figures and the statement of shareholders' equity were adjusted accordingly. Unrealized actuarial losses of €1,372 million were charged directly to shareholders' equity together with the related deferred tax assets of €400 million. Thus the change of method resulted in a reduction of €972 million in the shareholders' equity reported at December 31, 2005; €166 million of this total is attributable to minority interest. The reserves increased by €1,108 million, this being the balance of the unrealized actuarial loss (€1,372 million) and the capitalized excess cover for plan assets (€264 million). Investments (excess cover for plan assets) declined by €264 million accordingly.

In addition, the following changes to the standards were applicable for the first time, but they have not had any material consequences for HVB Group:

- Change in IAS 21 "The effects of changes in foreign exchange rates"
- Additions to IAS 39 "Financial instruments: Recognition and measurement" and IFRS 4 "Insurance contracts"
- Change in IAS 39 regarding cash flow hedge accounting
- Interpretation IFRIC 4 on leases

Please refer to the 2005 Annual Report starting on page 113 for information on other accounting and valuation principles.

Changes in the group of companies included in consolidation

With effect from January 1, 2006, we have included HVB Immobilien AG together with its subsidiaries in the consolidated financial statements of HVB Group by way of full consolidation. The business activities of these real estate project companies are geared to managing their real estate portfolios to best effect. Up until now, the results of these companies were already included in the balance of other income and expenses in the HVB Group income statement by way of absorbed losses.

Besides the HVB Immobilien AG subgroup, Joint Stock Commercial Bank HVB Bank Ukraine, Kiev, HVB Bank Latvia, Riga, and others have been added to the group of companies included in consolidation with effect from January 1, 2006.

The following banks had already been added to the group of companies included in consolidation in fiscal 2005. However, their results still have an impact on comparisons with the first half of 2005 as they were initially consolidated during the first half of 2005 or after June 30, 2005 (see also 2005 Annual Report, starting on page 116):

- Closed Joint Stock Company International Moscow Bank, Moscow (IMB)
- Hebros Bank, Plovdiv
- HVB Banka Srbija i Crna Gora A.D., Belgrade
- Banca Comerciala "Ion Tiriac" S.A., Bucharest

In June 2006, an agreement was reached with the Nordea Bank Finland Plc (Nordea) banking group regarding the purchase of a further interest in the voting capital of IMB totaling 26.44%. The acquisition of the holding from Nordea will increase our interest in IMB from 52.9% to 79.3%. Since the conclusion of the transaction is dependent on certain conditions being met, such as the approval of the competent authorities, the interest held in IMB remained unchanged at 52.9% in the first half of 2006.

BA-CA AG sold its 99.75% holding in HVB Splitska banka d.d., Split, to France-based Société Générale on June 30, 2006. The sale of HVB Splitska banka, which is shown separately in the balance sheet as a disposal group held for sale compliant with IFRS 5, yielded a gain on disposal of €669 million disclosed by HVB Group under net income from investments.

Events after June 30, 2006

At the beginning of July, the Managing Board of BA-CA AG essentially approved the sale of Bank BPH S.A., Cracow, to UniCredit S.p.A., Genoa. The Supervisory Board is scheduled to approve the agreed terms on August 4, 2006.

The results of the negotiations running in parallel regarding the transfer of the CEE subsidiary banks of UniCredit S.p.A., Genoa, to BA-CA AG are also scheduled for approval on August 4.

At the end of June, the Management Board of Bayerische Hypo- und Vereinsbank AG decided to sell the three Activest companies (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG, and Activest Investmentgesellschaft Luxembourg S.A.) to Pioneer Global Asset Management S.p.A. for an aggregate price of €600 million. The Supervisory Board of HVB approved the decision on July 4, 2006. Subject to the approval of the relevant bodies of Pioneer Global Asset Management S.p.A., the transaction is to be closed in the next few weeks.

In the business combination agreement between HVB Group and UniCredit Group, the parties had already agreed to look into bundling the asset management activities of the new corporate group under UniCredit subsidiary Pioneer Investments. The sale means that HVB can concentrate more fully on its advisory and sales mission and at the same time exploit to greater effect the advantages of a strong, global asset management partner capable of delivering the correspondingly broad range of products for the benefit of the entire corporate group and its customers.

During the Capital Markets Day staged by the UniCredit Group on July 5, 2006, it was announced that the separation of non-strategic assets worth approximately €30 billion was being prepared by HVB Group. This portfolio is intended to encompass the outstanding assets of the portfolio already disclosed separately in the Real Estate Restructuring segment and certain real estate loans worth a total of around €20 billion (predominantly "performing but not strategic" retail loans in Germany). In contrast to the Real Estate Restructuring portfolio, these exposures comprise performing loans grouped in risk class 8 or better that are marked by poor profitability and for which no cross-selling potential has been identified for the future. The objective is to have a specialized workout team cut back this portfolio quickly. A broad set of tools will be applied to achieve this, possibly including disposals.

General economic trends

The global economy will continue to cool down over the coming quarters. No hard landing is imminent, though, despite persistently high oil prices. In addition, the solid start to 2006 will still ensure high growth figures for the complete year in all regions, averaging 3.5% for the global economy as a whole, as last year. The United States will remain the engine of growth alongside China and the emerging economies of Asia, although U.S. growth is almost certain to slip below its long-term trend toward the end of the year. On account of the strong start to the year, however, GDP growth should still average 3.5% for 2006 as a whole after 3.4% in the prior year. The U.S. economy will be slowed in particular by the end of the U.S. real estate boom, which will tend to dampen private consumption. At the same time, the past interest rate rises coupled with the burgeoning trade deficit and the high oil price will also have a knock-on effect. The Japanese economy, on the other hand, will grow faster than trend for the fourth year in a row in 2006, expanding 2.7% after 2.6% in 2005. Deflation now appears to have been defeated, with prices rising again since the start of the year. Consequently, the Bank of Japan became the last of the major central banks to join the global cycle of interest rate rises, putting an end to its zero interest rate policy after a good five years. Both the extent and the frequency of further hikes in key interest rates should be moderate, however, with an upper limit of 25 basis points per quarter.

In the euro area, the leading indicators appear to have passed their peak and are signaling a renewed slowdown in GDP growth, with 1.75% forecast for 2006 after 1.4% in 2005. Whereas the demand for exports is expected to lose momentum in the second half of the year, capital spending by companies will almost certainly continue to grow strongly. Consumer demand from private households will remain feeble, however. This is indicated by the only gradual improvement in the situation on the labor market coupled with the restrained development of disposable incomes and the rise in oil prices. Only in Germany will private consumption pick up appreciably toward the end of the year, since the announced rise in value added tax will cause spending to be brought forward. This growth factor will no longer be present in 2007, however, once the tax hike and the withdrawal of numerous tax breaks have been implemented. Austria's economy is likely to suffer somewhat from waning export stimuli as the year wears on. At 2.5% year-on-year (2006: 1.8%), however, GDP growth will remain robust.

The growth prospects for the countries of Central and Eastern Europe remain favorable. The region as a whole should record GDP growth of around 5%. The pace of growth in Poland is projected to pick up further, leading to expectations of GDP expanding at an annual average of almost 5.5%. Rising incomes will boost private consumption, while higher corporate profits will foster capital spending.

The cycle of interest rate rises by the Fed has come to an end. A first cut in interest rates can already be expected at the start of next year. On the other hand, the European Central Bank is likely to raise its key lending rate once more to reach 3.25%. If the markets start to price in a reduction of interest rates by the Fed, yields on 10-year U.S. Treasury bonds will probably decline sharply again. This is also signaled by the slowdown in U.S. growth and the tailing off of inflationary fears. German Treasury bonds will follow the lead from the United States at a lower level. In the medium term, the dollar should depreciate further as a result of the renewed focus on the high U.S. current account deficit and the ongoing appreciation of the Chinese currency. By the end of the year, the euro should be worth just under $1.30 as a result.

Earnings performance of HVB Group

The risks associated with the further development of HVB Group as described in last year's Risk Report (2005 Annual Report, pp. 76–103) have not changed during the course of the year to date.

As already mentioned in Management's Discussion and Analysis in the consolidated financial statements at December 31, 2005 (on page 74 of the 2005 Annual Report), we are planning for a tangible increase in operating revenues in fiscal 2006, with general administrative expenses remaining practically unchanged. Trading profit and stronger net commission income are expected to be the main drivers of growth in operating revenues.

This would consequently give rise to a scheduled improvement in the cost-income ratio and the return on equity.

Thanks to the results achieved for the first half of 2006 primarily on the back of strong operating revenues, we have comfortably exceeded our internal targets for both earnings and key ratios. Consequently, we believe we are well on the way to meeting our targets for 2006 as a whole, even if we do not expect to see earnings stabilizing at the level of the first half of the year in the further course of the year.

During the Capital Markets Day on July 5, 2006, long-term financial targets were also announced for HVB Group on the basis of the present structure. These call for HVB Group to increase its revenues by an annual average of around 8% between 2005 and 2008. Given a rise in costs averaging around only 1% each year, we assume that the cost-income ratio will improve to 55% by 2008. A target of 18% has been set for return on equity after taxes.

Our share clearly outperformed the market as a whole in the second quarter of this year. The HVB share was able to beat our benchmark indexes, the MDAX and the Prime Banks index, by12.8% and 11.0% respectively. Our share also performed much better than other German banking stocks.

HVB announced its results for the first quarter on May 11, 2006. Our good performance in the first quarter resulted in our share reaching its highest price for four years (€29.70) on this date. The HVB share gained 3.8% over the prior quarter to close at a price of €28.28.

Average daily turnover declined from 0.7 million to 0.5 million shares quarter-on-quarter. At the end of June, the HVB share was weighted at 1.54% in the MDAX and 1.61% in the Prime Banks index. The HVB share was being tracked by analysts from eleven banks and securities firms at the end of July 2006. Over half of the analysts (55%) had issued a "buy" recommendation, 36% a "hold" recommendation, and 9% a "sell" recommendation.

The HVB share relative to MDAX and Prime Banks


HVB share from March 31 to June 30, 2006, in €
30
28
26
24
3/31
4/7
4/14
4/21
4/28
5/5
5/12
5/19
5/26
6/2
6/9
6/16
6/23
6/30
HVB share
MDAX indexed to HVB
Prime Banks indexed to HVB

RESULTS

FROM JANUARY 1 TO JUNE 30, 2006

Income/expenses	Notes	1/1–6/30/2006	1/1–6/30/2005	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		9,203	8,543	+ 660	+ 7.7
Interest expense and similar charges		6,151	5,646	+ 505	+ 8.9
Net interest income	(2)	3,052	2,897	+ 155	+ 5.4
Provisions for losses on loans and advances	(3)	625	649	(24)	(3.7)
Net interest income after provisions *for losses on loans and advances*		2,427	2,248	+ 179	+ 8.0
Fee and commission income		2,273	1,823	+ 450	+ 24.7
Fee and commission expenses		382	302	+ 80	+ 26.5
Net commission income	(4)	1,891	1,521	+ 370	+ 24.3
Gains less losses arising from trading securities (trading profit)	(5)	870	423	+ 447	>+100.0
General administrative expenses	(6)	3,326	3,223	+ 103	+ 3.2
Balance of other operating income and expenses	(7)	20	(30)	+ 50	
Operating profit (loss)		**1,882**	**939**	**+ 943**	**>+100.0**
Net income from investments		807	105	+ 702	>+100.0
Amortization of goodwill		0	0	0	0.0
Restructuring costs		3	0	+ 3	>+100.0
Balance of other income and expenses	(8)	(9)	(73)	+ 64	+ 87.7
Profit (loss) from ordinary activities/ *net income (loss) before taxes*		**2,677**	**971**	**+ 1,706**	**>+100.0**
Taxes on income		507	267	+ 240	+ 89.9
Net income (loss) after taxes		**2,170**	**704**	**+ 1,466**	**>+100.0**
Minority interest in net income (loss)		(464)	(138)	(326)	>(100.0)
Consolidated profit (loss)		**1,706**	**566**	**+ 1,140**	**>+100.0**

		1/1–6/30/2006	1/1–6/30/2005
		€	€
Earnings per share (adjusted)[1]	(9)	1.59	—
Earnings per share	(9)	2.27	0.75

[1] 2006 figure adjusted for the gain on the disposal of HVB Splitska banka

Since no conversion rights or option rights on conditional capital existed at June 30, 2006, there is no calculation of diluted earnings per share.

FROM APRIL 1 TO JUNE 30, 2006

Income/expenses	4/1–6/30/2006 € millions	4/1–6/30/2005 € millions	Change € millions	Change in %
Interest and similar income	4,836	4,334	+ 502	+ 11.6
Interest expense and similar charges	3,290	2,841	+ 449	+ 15.8
Net interest income	1,546	1,493	+ 53	+ 3.5
Provisions for losses on loans and advances	295	326	(31)	(9.5)
Net interest income after provisions for losses on loans and advances	1,251	1,167	+ 84	+ 7.2
Fee and commission income	1,118	920	+ 198	+ 21.5
Fee and commission expenses	199	156	+ 43	+ 27.6
Net commission income	919	764	+ 155	+ 20.3
Gains less losses arising from trading securities (trading profit)	362	101	+ 261	>+ 100.0
General administrative expenses	1,635	1,623	+ 12	+ 0.7
Balance of other operating income and expenses	9	2	+ 7	>+ 100.0
Operating profit (loss)	**906**	**411**	**+ 495**	**>+ 100.0**
Net income from investments	698	31	+ 667	>+ 100.0
Amortization of goodwill	0	0	0	0.0
Restructuring costs	3	0	+ 3	>+ 100.0
Balance of other income and expenses	(5)	(36)	+ 31	+ 86.1
Profit (loss) from ordinary activities/ net income (loss) before taxes	**1,596**	**406**	**+ 1,190**	**>+ 100.0**
Taxes on income	224	107	+ 117	>+ 100.0
Net income (loss) after taxes	**1,372**	**299**	**+ 1,073**	**>+ 100.0**
Minority interest in net income (loss)	(317)	(69)	(248)	>(100.0)
Consolidated profit (loss)	**1,055**	**230**	**+ 825**	**>+ 100.0**

	4/1–6/30/2006 €	4/1–6/30/2005 €
Earnings per share (adjusted)[1]	0.72	—
Earnings per share	1.40	0.30

[1] 2006 figure adjusted for the gain on the disposal of HVB Splitska banka

BALANCE SHEET
AT JUNE 30, 2006

Assets	Notes	6/30/2006	12/31/2005	Change	Change
		€ millions	€ millions	€ millions	in %
Cash reserve		5,129	7,757	(2,628)	(33.9)
Assets held for trading purposes	(10)	95,376	103,519	(8,143)	(7.9)
Placements with, and loans and advances to, other banks	(11)	67,026	57,229	+ 9,797	+ 17.1
Loans and advances to customers	(12)	268,639	274,643	(6,004)	(2.2)
Allowances for losses on loans and advances	(14)	(10,443)	(12,511)	+ 2,068	+ 16.5
Investments	(15)	45,383	45,419	(36)	(0.1)
Property, plant and equipment		2,728	2,723	+ 5	+ 0.2
Intangible assets		2,709	2,776	(67)	(2.4)
Income tax assets		3,399	3,291	+ 108	+ 3.3
Other assets		5,097	5,573	(476)	(8.5)
Noncurrent assets or disposal groups held for sale	(16)	1,755	3,240	(1,485)	(45.8)
Total assets		**486,798**	**493,659**	**(6,861)**	**(1.4)**

Shareholders' equity and liabilities	Notes	6/30/2006	12/31/2005	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(17)	106,572	113,739	(7,167)	(6.3)
Amounts owed to other depositors	(18)	163,982	158,421	+ 5,561	+ 3.5
Promissory notes and other liabilities evidenced by paper	(19)	105,482	105,982	(500)	(0.5)
Liabilities held for trading purposes		59,511	63,638	(4,127)	(6.5)
Provisions	(20)	5,988	5,672	+ 316	+ 5.6
Income tax liabilities		1,998	1,891	+ 107	+ 5.7
Other liabilities		9,648	9,406	+ 242	+ 2.6
Subordinated capital	(21)	16,787	17,612	(825)	(4.7)
Liabilities of disposal groups held for sale[1]	(22)	206	1,887	(1,681)	(89.1)
Shareholders' equity		16,624	15,411	+ 1,213	+ 7.9
Shareholders' equity attributable to shareholders of HVB AG		13,295	12,358	+ 937	+ 7.6
Subscribed capital		2,252	2,252	0	0.0
Additional paid-in capital		9,126	9,128	(2)	0.0
Other reserves		(53)	58	(111)	
Change in valuation of financial instruments		264	729	(465)	(63.8)
AfS reserve		826	871	(45)	(5.2)
Hedge reserve		(562)	(142)	(420)	>(100.0)
Consolidated profit 2005		0	191	(191)	(100.0)
Consolidated profit (loss) 1/1–6/30		1,706	0	+ 1,706	>+ 100.0
Minority interest		3,329	3,053	+ 276	+ 9.0
Total shareholders' equity and liabilities		**486,798**	**493,659**	**(6,861)**	**(1.4)**

[1] Excluding internal funding

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2006	2005
Shareholders' equity at January 1 (before change in IAS 19)	**16,383**	**13,976**
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(972)	(288)
Shareholders' equity at January 1 (after change in IAS 19)	**15,411**	**13,688**
Shareholders' equity attributable to shareholders of HVB AG at 1/1 (before change in IAS 19)	13,164	11,467
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(806)	(245)
Shareholders' equity attributable to shareholders of HVB AG at 1/1 (after change in IAS 19)	12,358	11,222
Changes 1/1–6/30		
Subscribed capital	0	(1)
Change from capital increase against cash contribution	0	0
Change in holdings of, and net income from, treasury stock	0	(1)
Additional paid-in capital	(2)	(4)
Change from capital increase against cash contribution	0	0
Transaction costs of capital increase	0	0
Change in holdings of, and net income from, treasury stock	(2)	(4)
Other reserves	(111)	54
Pensions and similar obligations (IAS 19)	0	0
Actuarial losses on defined benefit plans	0	0
Changes from currency and other changes	(111)	54
Change in valuation of financial instruments	(465)	275
Consolidated profit 2005 (dividend payout of HVB AG)	(191)	0
Profit (loss) 1/1–6/30	1,706	566
Shareholders' equity attributable to HVB AG shareholders at 6/30	13,295	12,112
Minority interest at 1/1 (before change in IAS 19)	3,219	2,509
Pensions and similar obligations (IAS 19)		
Actuarial losses on defined benefit plans	(166)	(43)
Minority interest at 1/1 (after change in IAS 19)	3,053	2,466
Change in minority interest 1/1–6/30	276	495
Minority interest at 6/30	3,329	2,961
Shareholders' equity at June 30	**16,624**	**15,073**
including:		
Shareholders' equity of disposal groups held for sale	67	121

CASH FLOW STATEMENT

€ millions	2006	2005
Cash and cash equivalents at January 1	**7,757**	**6,903**
Cash flows from operating activities	(3,157)	511
Cash flows from investing activities	1,019	(1,397)
Cash flows from financing activities	(430)	(166)
Effects of exchange rate changes on cash and cash equivalents	(60)	21
Cash and cash equivalents at June 30	**5,129**	**5,872**

1

Segment reporting
Income statement from January 1 to June 30, 2006, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
1/1-6/30/2006	1,306	1,258	533	46	(91)	3,052
1/1-6/30/2005	1,345	1,138	462	73	(121)	2,897
Provisions for losses on loans and advances						
1/1-6/30/2006	430	195	8	—	(8)	625
1/1-6/30/2005	391	217	31	—	10	649
Net commission income						
1/1-6/30/2006	797	842	263	(1)	(10)	1,891
1/1-6/30/2005	705	649	166	2	(1)	1,521
Trading profit						
1/1-6/30/2006	1	49	799	—	21	870
1/1-6/30/2005	1	28	395	—	(1)	423
General administrative expenses						
1/1-6/30/2006	1,200	1,269	734	64	59	3,326
1/1-6/30/2005	1,307	1,157	613	54	92	3,223
Balance of other operating income and expenses						
1/1-6/30/2006	19	(4)	19	8	(22)	20
1/1-6/30/2005	6	5	(18)	(2)	(21)	(30)
Operating profit (loss)						
1/1-6/30/2006	493	681	872	(11)	(153)	1,882
1/1-6/30/2005	359	446	361	19	(246)	939
Net income from investments						
1/1-6/30/2006	(7)	666	61	(11)	98	807
1/1-6/30/2005	(3)	8	79	—	21	105
Amortization of goodwill						
1/1-6/30/2006	—	—	—	—	—	—
1/1-6/30/2005	—	—	—	—	—	—
Restructuring costs						
1/1-6/30/2006	1	—	—	—	2	3
1/1-6/30/2005	—	—	—	—	—	—

Income statement from January 1 to June 30, 2006, broken down by business segment (continued)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Balance of other income and expenses						
1/1–6/30/2006	(1)	(1)	—	(1)	(6)	(9)
1/1–6/30/2005	(3)	(2)	—	(67)	(1)	(73)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–6/30/2006	484	1,346	933	(23)	(63)	2,677
1/1–6/30/2005	353	452	440	(48)	(226)	971
including:						
Bank Austria Creditanstalt Group						
1/1–6/30/2006	—	1,346	119	—	5	1,470
1/1–6/30/2005	—	452	76	—	3	531

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ consolidation[1]	HVB Group
Return on equity before taxes[2]						
1/1–6/30/2006[3]	22.7	23.9	50.8	—	—	27.5
1/1–6/30/2005[4]	15.3	17.8	24.5	—	—	13.7

[1] Figures have no informative value
[2] Net income before taxes as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest
[3] Adjusted for the gain on the disposal of HVB Splitska banka; return on equity before taxes, including the gain on the disposal of HVB Splitska banka, totals 47.4% for Austria and CEE and 36.6% for HVB Group
[4] Prior year figures adjusted to reflect the modified IAS 19.93A; in addition, the allocation of minority interest has been refined

Income statement by business unit
Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
June 30, 2006	1,028	898	194	3	2,123
June 30, 2005	965	874	220	(2)	2,057
Provisions for losses on loans and advances					
June 30, 2006	130	207	93	—	430
June 30, 2005	118	177	97	(1)	391
General administrative expenses					
June 30, 2006	740	392	65	3	1,200
June 30, 2005	799	416	93	(1)	1,307
Operating profit					
June 30, 2006	158	299	36	—	493
June 30, 2005	48	281	30	—	359
Cost-income ratio					
June 30, 2006	72.0%	43.7%	33.5%	—	56.5%
June 30, 2005	82.8%	47.6%	42.3%	—	63.5%

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Total
Operating revenues						
June 30, 2006	620	308	290	927	—	2,145
June 30, 2005	570	301	257	693	(1)	1,820
Provisions for losses on loans and advances						
June 30, 2006	70	61	(3)	67	—	195
June 30, 2005	47	91	15	64	—	217
General administrative expenses						
June 30, 2006	453	182	149	485	—	1,269
June 30, 2005	454	188	132	384	(1)	1,157
Operating profit						
June 30, 2006	97	65	144	375	—	681
June 30, 2005	69	22	110	245	—	446
Cost-income ratio						
June 30, 2006	73.1%	59.1%	51.4%	52.3%	—	59.2%
June 30, 2005	79.6%	62.5%	51.4%	55.4%	—	63.6%

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
June 30, 2006	876	737	1	1,614
June 30, 2005	582	423	—	1,005
Provisions for losses on loans and advances				
June 30, 2006	(1)	9	—	8
June 30, 2005	(5)	36	—	31
General administrative expenses				
June 30, 2006	450	283	1	734
June 30, 2005	391	222	—	613
Operating profit				
June 30, 2006	427	445	—	872
June 30, 2005	196	165	—	361
Cost-income ratio				
June 30, 2006	51.4%	38.4%	—	45.5%
June 30, 2005	67.2%	52.5%	—	61.0%

Income statement by business segment
Quarterly figures

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
Q1 2006	662	631	282	21	(90)	1,506
Q2 2006	644	627	251	25	(1)	1,546
Provisions for losses on loans and advances						
Q1 2006	201	110	19	—	—	330
Q2 2006	229	85	(11)	—	(8)	295
Net commission income						
Q1 2006	433	411	132	1	(5)	972
Q2 2006	364	431	131	(2)	(5)	919
Trading profit (loss)						
Q1 2006	1	13	465	—	29	508
Q2 2006	—	36	334	—	(8)	362
General administrative expenses						
Q1 2006	610	630	370	32	49	1,691
Q2 2006	590	639	364	32	10	1,635
Balance of other operating income and expenses						
Q1 2006	3	(6)	9	3	2	11
Q2 2006	16	2	10	5	(24)	9
Operating profit (loss)						
Q1 2006	288	309	499	(7)	(113)	976
Q2 2006	205	372	373	(4)	(40)	906
Net income from investments						
Q1 2006	(6)	—	55	(5)	65	109
Q2 2006	(1)	666	6	(6)	33	698
Amortization of goodwill						
Q1 2006	—	—	—	—	—	—
Q2 2006	—	—	—	—	—	—
Restructuring costs						
Q1 2006	—	—	—	—	—	—
Q2 2006	1	—	—	—	2	3
Balance of other income and expenses						
Q1 2006	(1)	—	(1)	(1)	(1)	(4)
Q2 2006	—	(1)	1	—	(5)	(5)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
Q1 2006	281	309	553	(13)	(49)	1,081
Q2 2006	203	1,037	380	(10)	(14)	1,596
including:						
Bank Austria Creditanstalt Group						
Q1 2006	—	309	75	—	2	386
Q2 2006	—	1,037	44	—	3	1,084

2 Net interest income

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Interest and similar income from		
lending and money market transactions	7,968	7,442
fixed-income securities and government-inscribed debt	743	685
equity securities and other variable-yield securities	94	116
subsidiaries	14	31
companies accounted for using the equity method	40	47
participating interests	94	35
investment property	36	14
Interest expense and similar charges for		
deposits	3,518	2,910
promissory notes and other liabilities evidenced by paper	2,041	2,140
subordinated capital	481	503
Income (expense) from hedges as a result of		
hedge accounting	—	(9)
fair value option for financial assets	—	—
Net income from lease operations	**103**	**89**
Total	**3,052**	**2,897**

Interest margin:

in %	6/30/2006	6/30/2005
Based on average risk assets (KWG)[1]	3.06	2.83
Based on average volume of business	1.55	1.52

[1] Relating to on-balance-sheet transactions

3 Provisions for losses on loans and advances

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Additions	1,334	1,082
Allowances for losses on loans and advances	1,293	1,050
Allowances for losses on guarantees and indemnities	41	32
Releases	(615)	(394)
Allowances for losses on loans and advances	(558)	(353)
Allowances for losses on guarantees and indemnities	(57)	(41)
Recoveries from write-offs of loans and advances	(94)	(39)
Total	**625**	**649**

4 Net commission income

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Securities and custodial services	815	625
Foreign trade operations/ money transfer operations	636	535
Lending operations	282	240
Brokerage of third-party products	81	46
Other service operations	77	75
Total	**1,891**	**1,521**

5

Gains less losses arising from trading securities (trading profit)

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Equity contracts	424	124
Interest rate and currency contracts	446	299
Total	**870**	**423**

This item includes interest and dividend income totaling €706 million and refinancing costs totaling €283 million resulting from the balance of assets and liabilities held for trading purposes.

6

General administrative expenses

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Personnel expense	1,959	1,790
Other administrative expenses	1,095	1,099
Depreciation and amortization on intangible assets and property, plant and equipment	272	334
Total	**3,326**	**3,223**

7

Balance of other operating income and expenses

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Other operating income	186	107
Other operating expenses	166	137
Balance of other operating income and expenses	**20**	**(30)**

8

Balance of other income and expenses

€ millions	1/1–6/30/ 2006	1/1–6/30/ 2005
Other income	—	—
Other expenses	**9**	**73**
of which:		
Other taxes	3	4
Absorbed losses	6	69
Balance of other income and expenses	**(9)**	**(73)**

9

Earnings per share

	1/1–6/30/ 2006	1/1–6/30/ 2005
Consolidated profit adjusted for minority interest, € millions	1,706	566
Average number of shares	750,699,140	750,699,140
Earnings per share (adjusted)[1], €	1.59	—
Earnings per share, €	2.27	0.75

[1] 2006 figure adjusted for the gain on the disposal of HVB Splitska banka

10 Assets held for trading purposes

€ millions	6/30/2006	12/31/2005
Debt securities and other fixed-income securities	43,458	41,838
Equity securities and other variable-yield securities	11,972	11,663
Positive fair values from derivative financial instruments	34,535	44,371
Other assets held for trading purposes	5,411	5,647
Total	**95,376**	**103,519**

11 Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	6/30/2006	12/31/2005
Repayable on demand	17,813	13,459
With agreed maturities	49,213	43,770
Total	**67,026**	**57,229**

12 Loans and advances to customers, broken down by maturity

€ millions	6/30/2006	12/31/2005
Repayable on demand	24,087	23,423
With agreed maturities	244,552	251,220
up to 3 months	35,262	35,679
from 3 months to 1 year	18,291	18,774
from 1 year to 5 years	53,966	55,602
from 5 years and over	137,033	141,165
Total	**268,639**	**274,643**

13 Total volume of lending

By content:

€ millions	6/30/2006	12/31/2005
Placements with, and loans and advances to, other banks	21,880	22,495
Loans and advances to customers	264,342	270,611
Contingent liabilities	37,513	39,513
Total	**323,735**	**332,619**

14 Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances:

€ millions	2006	2005
Balance at January 1	**12,511**	**13,404**
Changes affecting income		
Gross additions	+1,293	+1,050
Releases	– 558	– 353
Changes not affecting income		
Changes due to make-up of group of consolidated companies and reclassifications of disposal groups held for sale	– 909	+ 62
Use of existing loan-loss allowances	– 1,829	– 330
Effects of currency translation and other changes not affecting income	– 65	+ 25
Balance at June 30	**10,443**	**13,858**

15 Investments

€ millions	6/30/2006	12/31/2005
Held-to-maturity investments		
Debt securities and other		
fixed-income securities	6,766	8,017
Available-for-sale investments	13,686	14,697
Non-consolidated		
subsidiaries	822	1,149
Participating interests	1,973	1,693
Debt securities and other		
fixed-income securities	6,802	7,491
Equity securities and other		
variable-yield securities	4,089	4,364
Fair-value-option investments	22,531	21,136
Debt securities and other		
fixed-income securities	20,630	19,134
Equity securities and other		
variable-yield securities	1,901	2,002
Companies accounted for using		
the equity method	1,076	1,036
of which:		
Goodwill	83	83
Investment property	1,324	533
Total	**45,383**	**45,419**

16 Noncurrent assets or disposal groups held for sale

Compliant with IFRS 5, noncurrent assets held for sale and the assets of a disposal group held for sale are shown separately in the balance sheet. The following individual items are included under this caption:

- Activest Investmentgesellschaft mbH, Munich
- Activest Investmentgesellschaft Luxembourg S.A., Luxembourg
- Activest Investmentgesellschaft Schweiz AG, Berne
  It has been agreed to sell these capital investment companies to UCI subsidiary Pioneer Global Asset Management S.p.A. as part of the bundling of the asset management activities in the new UCI Group.

- Project Aphrodite credit portfolio sale
  Under the terms of a framework agreement dated January 16, 2006, HVB AG has sold a credit portfolio to Kypris Acquistions, Ltd., London. The sale had not yet been closed by June 30, 2006.

- HVB Payments & Services (PAS)
  In June 2006, Postbank and HypoVereinsbank signed a letter of understanding regarding future collaboration in the field of payments. Postbank intends to have its Betriebs-Center für Banken Deutschland GmbH & Co. KG (BCB) subsidiary handle HVB's payments. PAS, HVB's payments subsidiary, could be integrated into BCB. The main contract is currently under negotiation.

- Westfalenbank AG
  The integration of Westfalenbank AG's corporate customer operations into HVB was completed at the start of July 2006. We are seeking to sell Westfalenbank to Crown NorthCorp Inc., Ohio, USA, following the restructuring and realignment of Westfalenbank.

In addition, various investment properties previously carried under investments have been classified as held for sale. This is also the case for a building which was carried under property, plant and equipment on account of its predominant use for bank operations.

As part of the reduction of its non-strategic shareholdings, HVB Group intends to sell its interest in Euroclear Plc. Consequently this holding is similarly classified as held for sale.

The following table shows the breakdown of the main groups of assets described on page 27:

€ millions	6/30/2006	12/31/2005
Cash reserve	—	598
Assets held for trading purposes	—	226
Placements with, and loans and advances to, other banks	1	169
Loans and advances to customers, less allowances for losses on loans and advances	1,495	1,854
Investments	193	267
Property, plant and equipment	18	32
Intangible assets	15	67
Income tax assets	6	7
Other assets	27	20
Total assets	**1,755**	**3,240**

The decline in the asset items compared with year-end 2005 can be attributed to the deconsolidation of HVB Splitska banka, which was sold in June 2006.

17

Deposits from other banks, broken down by maturity

€ millions	6/30/2006	12/31/2005
Repayable on demand	19,479	16,394
With agreed maturities	87,093	97,345
Total	**106,572**	**113,739**

18

Amounts owed to other depositors, broken down by maturity

€ millions	6/30/2006	12/31/2005
Savings deposits and home-loan savings deposits	36,075	36,711
Other liabilities	127,907	121,710
Repayable on demand	71,911	65,303
With agreed maturities	55,996	56,407
Total	**163,982**	**158,421**

19

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	6/30/2006	12/31/2005
With agreed maturities		
up to 3 months	13,438	14,487
from 3 months to 1 year	15,230	19,683
from 1 year to 5 years	45,340	42,956
from 5 years and over	31,474	28,856
Total	**105,482**	**105,982**

20

Provisions

€ millions	6/30/2006	12/31/2005
Provisions for pensions and similar obligations	3,938	3,905
Restructuring provisions	456	564
Allowances for losses on guarantees and indemnities	508	482
Other provisions	1,086	721
Total	**5,988**	**5,672**

21 Subordinated capital

€ millions	6/30/2006	12/31/2005
Subordinated liabilities	11,530	11,990
Participating certificates outstanding	1,569	1,830
Hybrid capital instruments	3,688	3,792
Total	**16,787**	**17,612**

22 Liabilities of disposal groups held for sale

The following table shows the breakdown of the liabilities of the disposal groups held for sale:

€ millions	6/30/2006	12/31/2005
Deposits from other banks	—	444
Amounts owed to other depositors	63	1,360
Liabilities held for trading purposes	—	14
Provisions	73	23
Income tax liabilities	10	3
Other liabilities	58	43
Subordinated capital	2	—
Total liabilities	**206**	**1,887**

The decline in the liability items compared with year-end 2005 can be attributed to the deconsolidation of HVB Splitska banka, which was sold in June 2006.

23 Treasury stock

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meeting of Shareholders of HVB AG on April 29, 2004 and May 12, 2005 and in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 2,018,865 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 1,826,320 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €27.15 per share, and resold at an average price of €27.21 per share. The shares purchased during the period under review amounted to an equivalent of €6 million, or 0.3% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 155,694, equivalent to €0.5 million, or 0.02% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 171,153 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at June 30, 2006. This represents €0.5 million, or 0.02% of capital stock.

24 Contingent liabilities and other commitments

€ millions	6/30/2006	12/31/2005
Contingent liabilities	37,527	39,534
of which:		
Guarantees and indemnities	37,513	39,513
Other commitments	74,237	61,058
of which:		
Irrevocable credit commitments	52,194	52,341
Total	**111,764**	**100,592**

Derivatives

The following table shows the breakdown of derivative transactions outstanding at the reporting date by interest rate, foreign exchange, equity/index, other, and credit derivatives. Besides counterparty risk, the derivatives are exposed primarily to market risk arising from changes in interest rates, exchange rates, or equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk at June 30, 2006 (excluding add-on) totaled €37.3 billion (December 31, 2005: €47.5 billion). In accordance with Principle I of the banking supervisory regulations, and taking into account existing netting agreements and the provision of collateral, credit equivalents (counterparty risk including add-on) totaled €19.6 billion (December 31, 2005: €19.5 billion), and the remaining risk after risk weighting amounted to €5.6 billion (December 31, 2005: €5.4 billion).

€ millions	Nominal amount		Positive fair values		Negative fair values	
	6/30/2006	12/31/2005	6/30/2006	12/31/2005	6/30/2006	12/31/2005
Interest rate derivatives	1,987,926	1,952,534	24,806	37,310	26,447	37,668
Foreign exchange derivatives	355,931	323,298	5,459	4,542	4,690	4,949
Equity/index derivatives	194,477	197,605	5,318	4,699	6,438	5,434
Credit derivatives	220,275	139,688	1,683	903	2,407	1,743
Other transactions	3,597	2,290	252	117	243	122
Total	**2,762,206**	**2,615,415**	**37,518**	**47,571**	**40,225**	**49,916**

25 Potential market risk of trading activities

Market risk arises from changes in the market prices of interest rate, foreign exchange, equity, and index products, including associated derivatives. We measure the potential market risk of our trading activities using the value-at-risk (for the method of calculation, please refer to page 78 and following of the HVB Group Annual Report 2005).

Value-at-risk[1]:

€ millions	6/30/2006	12/31/2005
Interest rate positions (incl. credit-spread risks)	23	23
Foreign exchange positions	10	9
Equity/index positions	10	14
Diversification effect	(18)	(17)
Total	**25**	**29**

[1] Because of the diversification effect between the risk categories, the total risk is less than the sum of the individual risks

EXECUTIVE BOARDS

Supervisory Board

Alessandro Profumo
Chairman

Peter König
Deputy Chairman

Dr. Lothar Meyer
Deputy Chairman

Aldo Bulgarelli

Beate Dura-Kempf
since March 9, 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Anton Hofer

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
until March 8, 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
Corporates and
Commercial Real Estate, and
Austria & Central and Eastern Europe
divisions

Willibald Cernko
Private Customers and Professionals
division,
since February 23, 2006

Jan-Christian Dreesen
Private Customers and Professionals
division,
until February 9, 2006

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann
(deputy Board member)
Corporates and Commercial
Real Estate division

Ronald Seilheimer
Markets & Investment Banking division

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprissler
Board Spokesman

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Wealth Management division

	Q2/2006	Q1/2006	Q4/2005 (adjusted)[1]	Q4/2005	Q3/2005	Q2/2005
Operating performance (€ millions)						
Net interest income	1,546	1,506	1,520	1,520	1,468	1,493
Provisions for losses on loans and advances	295	330	390	537	327	326
Net interest income after provisions for losses on loans and advances	1,251	1,176	1,130	983	1,141	1,167
Net commission income	919	972	859	859	860	764
Trading profit	362	508	225	225	278	101
General administrative expenses	1,635	1,691	1,736	1,736	1,623	1,623
Balance of other operating income and expenses	9	11	(133)	(133)	20	2
Operating profit	**906**	**976**	**345**	**198**	**676**	**411**
Net income from investments	698	109	193	193	23	31
Amortization of goodwill	0	0	0	0	0	0
Restructuring costs	3	—	—	486	60	—
Balance of other income and expenses	(5)	(4)	(180)	(180)	(36)	(36)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**1,596**	**1,081**	**358**	**(275)**	**603**	**406**
Taxes on income	224	283	6	(119)	114	107
Net income (loss) after taxes	**1,372**	**798**	**352**	**(156)**	**489**	**299**
Minority interest in net income (loss)	(317)	(147)	(114)	(92)	(165)	(69)
Consolidated profit (loss)	**1,055**	**651**	**238**	**(248)**	**324**	**230**
Earnings per share[2] (€)	0.72	0.87	0.32	(0.33)	0.44	0.30

[1] Adjusted for restructuring costs and additional provisions for losses on loans and advances

[2] Q2/2006 figure adjusted for the gain on the disposal of HVB Splitska banka; the unadjusted figure for earnings per share is €1.40

	6/30/2006	3/31/2006	12/31/2005 (adjusted)[1]	12/31/2005	9/30/2005	6/30/2005
Key indicators (%)						
Return on equity after taxes, adjusted for the gain on disposal of HVB Splitska banka	20.9					
Return on equity after taxes	30.0	22.8	10.2[2]	5.6[2]	10.4[2]	9.9[2]
Cost-income ratio (based on operating revenues)	57.0	56.4		66.4	65.2	67.0
Balance sheet figures (€ billions)						
Total assets	486.8	498.2		493.7[2]	495.9[2]	492.9[2]
Total volume of lending	323.7	330.3		332.6	334.1	333.3
Shareholders' equity	16.6	16.3		15.4	16.0	15.1
Key capital ratios compliant with German Banking Act (KWG)						
Core capital (€ billions)	16.9	17.1		17.1	16.1	16.1
Equity funds (€ billions)	25.3	25.6		26.0	26.0	25.8
Risk assets (€ billions)	233.5	231.7		232.5	237.5	233.0
Core capital ratio (%)	7.2	7.4		7.3	6.8	6.9
Equity funds ratio (%)	10.3	10.5		10.6	9.6	9.8
Share information						
Share price (€)	28.28	27.24		25.61	23.44	21.51
Market capitalization (€ billions)	21.2	20.4		19.2	17.6	16.1
Employees	62,716	62,696		61,251	60,923	59,294
Branch offices	2,489	2,461		2,316	2,263	2,190

[1] Adjusted for restructuring costs and additional provisions for losses on loans and advances

[2] Prior year figures adjusted to reflect application of the modified IAS 19 (see also "IFRS basis" in the section entitled "Other Information")

Important dates 2006

Second-quarter earnings	August 4, 2006
Third-quarter earnings	November 14, 2006

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Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvb.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: August 3, 2006
Publication date: August 9, 2006

Printed in Germany

Zwischenbericht

30.6

File No.
82-3777

HypoVereinsbank

Member of
UniCredit Group

Kennzahlen	1.1.–30.6.2006	1.1.–30.6.2005
Eigenkapitalrentabilität nach Steuern, bereinigt um den Veräußerungsgewinn HVB Splitska banka	20,9 %	— %
Eigenkapitalrentabilität nach Steuern	30,0 %	9,9[1] %
Eigenkapitalrentabilität vor Steuern, bereinigt um den Veräußerungsgewinn HVB Splitska banka	27,5 %	— %
Eigenkapitalrentabilität vor Steuern	36,6 %	13,7[1] %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	57,0 %	67,0 %

Erfolgszahlen	1.1.–30.6.2006	1.1.–30.6.2005
Betriebsergebnis	1882 Mio €	939 Mio €
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	2677 Mio €	971 Mio €
Gewinn/Verlust	1706 Mio €	566 Mio €
Ergebnis je Aktie, bereinigt um den Veräußerungsgewinn HVB Splitska banka	1,59 €	— €
Ergebnis je Aktie	2,27 €	0,75 €

Bilanzzahlen	30.6.2006	31.12.2005
Bilanzsumme	486,8 Mrd €	493,7[1] Mrd €
Kreditvolumen	323,7 Mrd €	332,6 Mrd €
Bilanzielles Eigenkapital	16,6 Mrd €	15,4[1] Mrd €

Bankaufsichtsrechtliche Kennzahlen nach KWG	30.6.2006	31.12.2005[2]
Kernkapital	16,9 Mrd €	17,1 Mrd €
Eigenmittel	25,3 Mrd €	26,0 Mrd €
Risikoaktiva	233,5 Mrd €	232,5 Mrd €
Kernkapitalquote	7,2 %	7,3 %
Eigenmittelquote	10,3 %	10,6 %

Aktie	1.1.–30.6.2006	2005
Börsenkurs: Stichtag	28,28 €	25,61 €
Höchststand	29,70 €	26,85 €
Tiefststand	25,52 €	16,30 €
Börsenkapitalisierung Stichtag	21,2 Mrd €	19,2 Mrd €

	30.6.2006	31.12.2005
Mitarbeiter	62716	61251
Geschäftsstellen	2489	2316

[1] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel »Sonstige Angaben« Absatz IFRS Grundlagen).

[2] Nach festgestellten Jahresabschlüssen.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypotheken-pfandbriefe
Moody's	A2	P-1	stable	Aa1	Aa1
S&P	A	A-1	negative	AAA	—
Fitch Ratings	A	F1	stable	AAA	AAA

DIE ERSTE WAHRE EUROPÄISCHE BANK ENTSTEHT

Die Integration der HypoVereinsbank in die neue UniCredit Gruppe kam auch im zweiten Quartal planmäßig voran. Die Neujustierung unserer Divisionen haben wir bereits weitgehend abgeschlossen. Homogene und fokussierte Kundengruppen ermöglichen es der HypoVereinsbank in Deutschland jetzt, unsere Kunden mit einem optimal auf die jeweiligen Bedürfnisse abgestimmten Produkt- und Dienstleistungsangebot noch zielgerichteter zu betreuen.

Eine wesentliche Voraussetzung zur Erhöhung der Effizienz und zur Stärkung der Wertschöpfungskraft der neuen Gruppe sehen wir in einer Neuordnung der Konzernstrukturen. Im Mai wurde angekündigt, dass die neue UniCredit Gruppe die gesamten Investment Banking-Aktivitäten der HypoVereinsbank (HVB Corporates & Markets), der Bank Austria Creditanstalt (International Markets und CA IB) sowie der UniCredit Banca Mobiliare in einer einzigen globalen Division mit der Bezeichnung UniCredit Markets & Investment Banking (MIB) bündelt. Die Division wird von München aus geführt und unterhält wichtige strategische Standorte in London, Mailand, Wien/CEE sowie in den USA und Asien. UniCredit MIB wird sich als führender europäischer Spezialist mit einem Fokus auf ausgewählte Produkt- und Kundensegmente und mit einem klaren Wettbewerbsprofil im Markt positionieren.

Auch hatten HypoVereinsbank und UniCredit im Rahmen des Zusammenschlusses vereinbart, eine Bündelung der Asset Management-Aktivitäten der neuen Gruppe zu prüfen. Anfang Juli haben wir den Verkauf der drei Activest Gesellschaften an die Pioneer Global Asset Management zu einem Gesamtpreis von 600 Mio € beschlossen. Durch den Verkauf kann die HVB noch intensiver die Vorteile eines starken, globalen Asset-Management-Partners nutzen, der für den gesamten Konzern und die Kunden die entsprechend breite Produktpalette liefert.

Die Aktivitäten der UniCredit Gruppe im Bereich der gewerblichen Immobilienfinanzierung werden künftig als globale Produktfabrik innerhalb der Firmenkundendivision von München aus geführt. Damit wollen wir Synergien sowohl auf der Vertriebsseite als auch im Bereich der Marktfolge realisieren und durch die Zusammenlegung der Betreuungskompetenzen Mehrwert für unsere Kunden schaffen. So wird sich auch die HypoVereinsbank als konsequent auf spezielle Zielkunden und -märkte fokussierte Immobilienboutique für komplexe und innovative Finanzierungs- und Beratungsdienstleistungen positionieren. Damit streben wir eine spürbare Optimierung des Risiko/Ertrags-Profils unserer Portfolios an.

Am 5. Juli veranstaltete die neue UniCredit Gruppe erstmals einen Capital Markets Day, in dessen Rahmen sie sich mit allen Divisionen internationalen Analysten und Investoren präsentierte. Dabei wurde auch der zentrale Stellenwert der HypoVereinsbank und des deutschen Marktes für den neuen Konzern deutlich.

Drei strategische Ansatzpunkte zur nachhaltigen Steigerung der Wertschöpfung der HypoVereinsbank werden künftig im Mittelpunkt stehen: Erstens die Beschleunigung der Ertragskraft im operativen Kerngeschäft auf der Grundlage einer ausgeprägten Vertriebskultur sowie der Steigerung von Cross-Selling und Neukundengewinnung. Zweitens die Angleichung der Effizienz an beste europäische Standards und drittens die anhaltende Verbesserung des Risikoprofils.

Auf Basis der Konzernstrukturen der HVB Group zum Jahresende 2005 und des gemäß der Systematik der UniCredit Gruppe allokierten Kapitals ergibt sich daraus eine ehrgeizige finanzielle Zielplanung. Demnach wollen wir deutlich stärker als der Markt wachsen und streben einen Ertragsanstieg von rund 8% im Jahresdurchschnitt zwischen 2005 und 2008 an. Hierzu soll insbesondere das Provisionsgeschäft beitragen. Mit jährlich durchschnittlich rund 1% gehen wir gleichzeitig von einer signifikant geringeren Steigerung der Kosten aus. Wir wollen bis 2008 eine Cost-Income-Ratio von rund 55% und eine Eigenkapitalrentabilität nach Steuern von 18% erreichen.

Für das Geschäft der HVB in Deutschland bedeutet dies konkret, dass die Erträge mit jährlich durchschnittlich rund 9% steigen sollen. Drei Hauptansatzpunkte dabei sind unser Retail-Geschäft, das Investment-Banking sowie unsere Aktivitäten im Bereich Asset Gathering. Bei den Kosten gehen wir von einer sehr stabilen Entwicklung aus. Einerseits werden wir hierzu die so genannten indirekten Kosten adressieren (Overheadkosten, Kosten des Risikomanagements, etc.), bei denen wir deutliches Optimierungspotenzial sehen. Andererseits wird hierzu eine Reduzierung von Stellen in der bereits kommunizierten Größenordnung beitragen.

Gesamtwirtschaftliche und Branchenentwicklung

Makroökonomische Lage

Die Weltwirtschaft hat sich im zweiten Quartal abgeschwächt. Dies ist vor allem auf die Konjunktur in den USA zurückzuführen, wo sich das Wachstumstempo gegenüber dem ersten Quartal mehr als halbiert hat. Darauf deuten nicht nur der Rückgang wichtiger Stimmungsindikatoren wie die des Einkaufsmanager-Index, sondern auch realwirtschaftliche Daten hin. Der Immobilienmarkt, bisher die wichtigste Stütze des privaten Verbrauchs, schwächte sich dabei ab. Dagegen war das erste Halbjahr in Japan vielversprechend. Vor allem die Ausgewogenheit des Wachstums stimmt positiv, stiegen doch nach den Exporten nun auch der private Konsum und die Unternehmensinvestitionen.

Die Wirtschaft des Euroraums konnte im zweiten Quartal noch von solider Auslandsnachfrage profitieren. Auch die Binnennachfrage dürfte sich weiter gefestigt haben. So zeigt die Stimmung bei den Unternehmen, insbesondere in Deutschland, eine gute Geschäftsentwicklung an. Allerdings hat sich der private Konsum angesichts der durchwachsenen Arbeitsmarktlage und des Energiepreisanstiegs bis zuletzt nicht nennenswert belebt. In Österreich dürfte sich das Wachstum im zweiten Quartal dank starker Inlandsnachfrage und soliden Exporten nochmals etwas beschleunigt haben. Auch in den Ländern Zentral- und Osteuropas blieb das Wachstum kräftig. Ursache war ein starker Zuwachs von sowohl privatem Konsum als auch Unternehmensinvestitionen. Die Turbulenzen an den weltweiten Finanzmärkten hatten dagegen keine Auswirkung auf die Wachstumsdynamik. In Polen sorgte schließlich der deutliche Anstieg der Auslandsnachfrage dafür, dass die Wachstumsentwicklung sogar noch über den Erwartungen lag.

Branchenentwicklung in Deutschland

Die positive wirtschaftliche Grundstimmung in Deutschland hat auch im zweiten Quartal für eine wirtschaftliche Belebung gesorgt, die sich auch auf das kapitalmarktbezogene Geschäft ausgewirkt hat. Demzufolge konnten sich die Finanzinstitute wieder mit guten Ergebnissen präsentieren.

Obwohl die Kreditnachfrage üblicherweise einer Aufschwungphase mit etwas Verzögerung folgt, hielten sich die Zinsüberschüsse dennoch auf recht hohem Niveau und konnten zum Teil leicht ausgebaut werden. Die Wirtschaftsbelebung hatte auch im zweiten Quartal einen positiven Effekt auf die Handelsergebnisse und auf die Provisionsüberschüsse, die sich weiterhin erfreulich stabil zeigten. Die positiven Impulse sowie rückläufige Unternehmensinsolvenzen haben dazu geführt, dass der Kreditrisikovorsorgebedarf weiter zurückgegangen ist.

Das zweite Quartal ist für die Banken insgesamt erfreulich verlaufen. Dennoch ist wohl nicht davon auszugehen, dass sich dieses hohe Ertragsniveau im weiteren Jahresverlauf halten wird. Wir rechnen mit einer Normalisierung der Ertragsentwicklung in der zweiten Jahreshälfte 2006.

Die HVB Group konnte die gute operative Geschäftsentwicklung des Vorjahres im ersten Halbjahr 2006 sehr erfolgreich fortsetzen. Das Betriebsergebnis der ersten sechs Monate 2006 verdoppelte sich gegenüber dem ersten Halbjahr des Vorjahres auf 1882 Mio €. Dabei haben wir unsere im Ausblick des Konzernlageberichtes (Geschäftsbericht 2005, Seite 74) angegebenen Ziele einer spürbaren Steigerung der operativen Erträge und einer deutlich verbesserten Cost-Income-Ratio mehr als erreicht. Mit einer Cost-Income-Ratio von 57,0% liegen wir deutlich besser als im Vorjahr (30. Juni 2005: 67,0%, 31. Dezember 2005: 66,4%).

Die Ergebnisbestandteile unterhalb des Betriebsergebnisses sind positiv geprägt durch den Gewinn aus der Veräußerung der zum BA-CA-Teilkonzern gehörenden HVB Splitska banka in Höhe von 669 Mio €. Das Ergebnis vor Steuern (2677 Mio €) stieg um das 1,8fache des Vorjahresergebnisses und der Gewinn (1706 Mio € nach Steuern und Abzug von Fremdanteilen) verdreifachte sich. Die Eigenkapitalrentabilität nach Steuern liegt zur Jahresmitte bei 30,0%. Damit haben sich unsere Erwartungen für die Eigenkapitalrentabilität nach Steuern auch bereinigt um den Veräußerungsgewinn HVB Splitska banka mit einem Wert von 20,9% nach 9,9% im ersten Halbjahr 2005 mehr als erfüllt.

Zu den Erfolgsquellen im Einzelnen:

Operative Erträge

Die gesamten operativen Erträge stiegen gegenüber den ersten sechs Monaten des Vorjahres deutlich um 1022 Mio € oder 21,2% vor allem getragen von der überdurchschnittlichen Ergebnisdynamik beim Provisions- und Handelsergebnis.

Der Zinsüberschuss verbesserte sich im Vergleich zum Vorjahr um 155 Mio € bzw. 5,4%, auch in Folge von Erstkonsolidierungseffekten, höheren Dividendenerträgen und eines Zinsertrags auf ein bereits abgeschriebenes Kreditengagement. Dabei konnten Auswirkungen aus strategisch beabsichtigtem Volumensabbau bei Immobilienkrediten sowie Volumensrückgänge aus der weiteren Forcierung risikoadjustierten Pricings im Geschäftsfeld Deutschland überkompensiert werden. Die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva nach KWG liegt mit 3,06% über dem Wert des ersten Halbjahres 2005 (2,83%).

Provisionsüberschuss

Der Provisionsüberschuss stieg kräftig um 24,3% auf 1891 Mio € auch in Folge deutlich höherer Erfolgsbeiträge im Wertpapier- und Depotgeschäft (+ 30,4%). Hier wirkten sich auch der Absatz innovativer Finanzprodukte wie zum Beispiel »HVB Best of Fonds« ertragssteigernd aus. Ebenfalls positiv entwickelten sich alle übrigen Dienstleistungssparten.

Handelsergebnis

Das Handelsergebnis stellt mit 870 Mio € das bisher höchste Halbjahresergebnis in der Geschichte der HVB Group dar. Damit erreichte das Handelsergebnis bereits zur Jahresmitte nahezu den Wert des gesamten Jahres 2005 (926 Mio €). Das Halbjahresergebnis des Vorjahres (423 Mio €) wurde mehr als verdoppelt. Gegenüber den ersten sechs Monaten des Vorjahres erhöhten sich sowohl die Ergebnisse aus den kursbezogenen Geschäften um mehr als das Dreifache als auch der Beitrag aus den zins- und währungsbezogenen Geschäften (+ 49,2%). Mit 362 Mio € liegt das Handelsergebnis des zweiten Quartals 2006 zwar unter dem in einem freundlicheren Kapitalmarktumfeld erwirtschafteten Rekordergebnis des ersten Quartals (508 Mio €), aber immer noch deutlich höher als die Quartalsergebnisse der Vorjahre.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen der HVB Group stiegen, vorwiegend bedingt durch Erstkonsolidierungseffekte und höhere Rückstellungen für erfolgsabhängige Bonuszahlungen im Segment Corporates & Markets um 3,2% auf 3326 Mio €. Bereinigt um Erstkonsolidierungs- und Währungseffekte läge der Verwaltungsaufwand um 86 Mio € bzw. – 2,7% unter dem des Vorjahres.

Die Cost-Income-Ratio (Quotient aus Verwaltungsaufwand und den gesamten operativen Erträgen) konnten wir infolge der kräftig gesteigerten operativen Erträge signifikant um 10,0%-Punkte auf 57,0% verbessern (per 30. Juni 2005: 67,0%).

Kreditrisikovorsorge

Die Kreditrisikovorsorge liegt zur Jahresmitte 2006 mit 625 Mio € geringfügig unter dem Niveau des ersten Halbjahres 2005 (649 Mio €). Die Kreditrisikovorsorge setzen wir zum 30. Juni 2006 erstmals mit dem tatsächlich bis zu diesem Zeitpunkt eingetretenen Risikovorsorgebedarf an und nicht mehr wie bisher mit dem anteiligen Wert der für das Gesamtjahr erwarteten Kreditrisikovorsorge. Für das Jahr 2006 erwarten wir weiterhin ein Gesamtvolumen in Höhe von circa 1,3 Mrd € und damit ein ähnliches Niveau wie 2005 (bereinigt um »zusätzliche Kreditrisikovorsorge«).

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis der ersten sechs Monate verdoppelten wir gegenüber dem ersten Halbjahr 2005 auf 1882 Mio €. Mit 906 Mio € liegt das Betriebsergebnis des zweiten Quartals 2006 nahezu auf Höhe des Rekordergebnisses des ersten Quartals 2006 (976 Mio €) und mehr als doppelt so hoch wie das Ergebnis im zweiten Quartal des Vorjahres (411 Mio €). Auch die positive Entwicklung aller operativen Ertragskomponenten bestätigt die Fortsetzung der nachhaltigen Ergebnisverbesserung der beiden letzten Geschäftsjahre.

Das Finanzanlageergebnis ist durch einen Einmaleffekt aus dem Verkauf der zum Jahresende 2005 und zum ersten Quartal 2006 bereits als zur Veräußerung gehaltenen Veräußerungsgruppe und hinsichtlich der Vermögenswerte und Schulden separat ausgewiesenen HVB Splitska banka positiv geprägt. Durch diesen Veräußerungsgewinn in Höhe von 669 Mio € stieg das Finanzanlageergebnis im ersten Halbjahr 2006 auf 807 Mio € nach 105 Mio € im gleichen Vorjahreszeitraum. Daneben trug auch der Gewinn aus der Reduzierung unseres Anteilsbesitzes an Babcock & Brown Limited (55 Mio €) im ersten Quartal 2006 und an der Lufthansa AG (40 Mio €) im zweiten Quartal 2006 zu dem starken Finanzanlageergebnis bei.

Geschäfts- oder Firmenwerte werden seit 1. Januar 2005 entsprechend der Vorschrift des IFRS 3 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren im ersten Halbjahr 2006 nicht vorzunehmen.

Der Saldo der übrigen Erträge und Aufwendungen verbesserte sich, bedingt durch die Aufnahme des Teilkonzerns HVB Immobilien in den Konsolidierungskreis der HVB Group und die dadurch entfallende Verlustübernahme gegenüber dem Vorjahr auf –9 Mio € (–73 Mio € per 30. Juni 2005).

Das Ergebnis vor Steuern in Höhe von 2677 Mio € beläuft sich auf das 2,8fache des Vorjahreswerts. Auch ohne den Veräußerungsgewinn HVB Splitska banka hätte sich das Ergebnis vor Steuern mit einem bereinigten Wert von 2008 Mio € gegenüber dem Halbjahresergebnis des Vorjahres verdoppelt.

Fremdanteile am Ergebnis und Gewinn

Vom Ergebnis nach Steuern entfallen 464 Mio € auf Anteile Konzernfremder. Dies entspricht einem Anstieg der Fremdanteile um 326 Mio € der auch im Zusammenhang mit den Fremdanteilen steht, die im Rahmen der Veräußerung der HVB Splitska banka durch die BA-CA entstanden sind. Nach Abzug der Fremdanteile am Ergebnis erwirtschafteten wir einen Gewinn in Höhe von 1706 Mio €, der das Dreifache des Gewinns des gleichen Vorjahreszeitraums beträgt. Auch bereinigt um den Einmaleffekt aus dem Verkauf der HVB Splitska banka konnten wir den Vorjahresgewinn mehr als verdoppeln.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Ergebnis vor Steuern in Höhe von 2677 Mio € haben die Geschäftsfelder/Segmente

Deutschland	484 Mio €
Österreich und CEE	1 346 Mio €
(bereinigt um Verkaufsgewinn HVB Splitska banka: 677 Mio €)	
Corporates & Markets	933 Mio €
Real Estate Restructuring	–23 Mio €
Sonstige/Konsolidierung	–63 Mio €

beigetragen.

Die erstmals zum 30. September 2005 vorgenommene Ausweisänderung der Verkaufserfolge bei entkonsolidierten Gesellschaften haben wir in der Vergleichsperiode entsprechend angepasst.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland steigerte das Betriebsergebnis gegenüber dem ersten Halbjahr 2005 kräftig um 37,3% auf 493 Mio €. Neben einem rückläufigen Verwaltungsaufwand trugen vor allem die ausgeweiteten Erträge aus dem Dienstleistungsgeschäft zu dieser positiven Entwicklung bei. Dadurch verbesserte sich die Cost-Income-Ratio deutlich um 7,0%-Punkte auf 56,5%. Das Ergebnis vor Steuern erhöhte sich ebenfalls signifikant um 131 Mio € bzw. 37,1% gegenüber dem Vorjahr.

Das Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) zeigt einen erfolgreichen Geschäftsverlauf im ersten Halbjahr 2006 mit einem gegenüber dem Vorjahr verdreifachten Betriebsergebnis in Höhe von 158 Mio €.

Die operativen Erträge (1028 Mio €) stiegen dabei um 6,5% oder 63 Mio €. Getragen wurde dieser Anstieg vor allem vom Provisionsüberschuss, der sich um 15,8% kräftig erhöhte. Zu dieser Entwicklung hat insbesondere auch der erfolgreiche Vertrieb von innovativen Anlageprodukten, wie zum Beispiel HVB Best of Fonds, beigetragen. Der Zinsüberschuss blieb unverändert. Dabei kompensierten sich positive Effekte aus Volumenszuwächsen beim HVB Sofortkredit und Verbesserungen der Margen im Einlagenbereich mit rückläufigem Zinsüberschuss im Zusammenhang mit einem Volumensabbau des Immobilienportfolios auf Grund von forciertem risikoadjustiertem Pricing. Die Verwaltungsaufwendungen reduzierten sich – unter anderem wegen des Effizienzsteigerungsprogramms PRO – um 7,4% auf 740 Mio €. Infolge der gestiegenen operativen Erträge und der gleichzeitig rückläufigen Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio um 10,8%-Punkte auf 72,0%.

Im Ressort Firmenkunden und freie Berufe konnten wir mit 299 Mio € trotz des im Vorjahr bereits erreichten hohen Niveaus ein um 6,4% oder 18 Mio € verbessertes Betriebsergebnis erzielen. Der Anstieg der operativen Erträge um 2,7% auf 898 Mio € resultiert hauptsächlich aus dem gestiegenen Provisionsüberschuss (+ 9,8%) infolge gestiegener Beratungsentgelte im Zusammenhang mit strukturierten Finanzierungen, höheren Einnahmen aus in- und ausländischem Zahlungsverkehr und dem ebenfalls erfolgreichen Vertrieb von innovativen Anlageprodukten. Die Cost-Income-Ratio konnte bei sinkendem Verwaltungsaufwand (– 5,8%) um 3,9%-Punkte auf 43,7% verbessert werden.

Das Ressort Immobilien führt das in 2005 begonnene Restrukturierungsprogramm auch in 2006 unverändert konsequent fort. Die Ergebnisentwicklung des Ressorts Immobilien steht dementsprechend weiter im Zeichen dieser Restrukturierung. Dabei haben sich die operativen Erträge gegenüber dem Vorjahr um 11,8% verringert. Dieser Rückgang resultiert vor allem aus dem Zinsüberschuss, der sich im Rahmen des aus strategischen Gründen fortgeführten Portfolioabbaus um 27 Mio € (– 13,8%) ermäßigte. Dennoch konnte auf Grund der um 30,1% rückläufigen Verwaltungsaufwendungen eine Verbesserung der Cost-Income-Ratio um 8,8%-Punkte auf 33,5% erreicht werden. Bei leicht reduzierter Kreditrisikovorsorge erhöhte sich das Betriebsergebnis um 20,0% auf 36 Mio €.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE erwirtschaftete bei konstant gebliebener Kreditrisikovorsorge ein Betriebsergebnis in Höhe von 681 Mio € und liegt damit um 52,7% über dem Betriebsergebnis des ersten Halbjahres 2005.

Die Cost-Income-Ratio verbesserte sich auf der Basis der deutlich gesteigerten operativen Erträge (+ 17,9%) bei gleichzeitig um 9,7% gestiegenen Verwaltungsaufwendungen auf 59,2% (30. Juni 2005: 63,6%).

Das Ressort Privatkunden Österreich erzielte im Vergleich mit dem entsprechenden Vorjahreszeitraum durch die Steigerung des Provisionsüberschusses (+ 18,7%) ein Wachstum der operativen Erträge um 8,8%. Diese Ertragssteigerung führte bei unveränderten Verwaltungsaufwendungen zu einer um 6,5%-Punkte verbesserten Cost-Income-Ratio in Höhe von 73,1%. Dadurch erzielte das Ressort trotz der auf 70 Mio € (Vorjahr: 47 Mio €) gestiegenen Kreditrisikovorsorge eine kräftige Zunahme des Betriebsergebnisses um 40,6% auf 97 Mio €.

Im Ressort Firmenkunden des Geschäftsfelds Österreich und CEE konnten die operativen Erträge durch eine deutliche Zunahme im Provisionsüberschuss um 11,2% gesteigert werden, insbesondere aus höheren Erträgen im Wertpapier- und Depotgeschäft sowie im Derivategeschäft. Der Zinsüberschuss reduzierte sich leicht um 1,6%. Das Wachstum der operativen Erträge führte zusammen mit der Reduzierung der Verwaltungsaufwendungen zu einer Verbesserung der Cost-Income-Ratio gegenüber dem Vorjahr auf 59,1% (30. Juni 2005: 62,5%). Bei einer kräftigen Reduzierung der Kreditrisikovorsorge um rund ein Drittel konnte das Ressort das Betriebsergebnis auf 65 Mio € verdreifachen.

Im Ressort Großkunden und Immobilien erhöhte sich das Betriebsergebnis um 30,9% auf 144 Mio €. Dies liegt neben der deutlich gesunkenen Kreditrisikovorsorge (– 18 Mio € insbesondere in dem starken Provisionsüberschuss (+ 66,1%) begründet (Derivategeschäft und Erträge der CA IB Corporate Finance). Die Cost-Income-Ratio blieb unverändert bei 51,4%, nachdem sich die operativen Erträge (12,8%) und die Verwaltungsaufwendungen (+ 12,9%) identisch entwickelten.

Im Ressort Zentral- und Osteuropa (CEE) lässt sich der signifikante Anstieg der operativen Erträge um rund ein Drittel insbesondere auf die erfreuliche Entwicklung der beiden Ertragskomponenten Zinsüberschuss (+ 28,6%) und Provisionsüberschuss (+ 42,6%) zurückführen. Die deutliche Steigerung der operativen Erträge konnte die Erhöhung der Verwaltungsaufwendungen (+ 26,3%) mehr als kompensieren. Die Cost-Income-Ratio verbesserte sich dadurch um 3,1%-Punkte auf 52,3%. Das Betriebsergebnis stieg bei nahezu konstanter Kreditrisikovorsorge um 53,1% auf 375 Mio €.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie dem Refinanzierungsaufwand des Goodwills, inklusive des Veräußerungsgewinns HVB Splitska banka (669 Mio €) 1470 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 1549 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets

Das Geschäftsfeld Corporates & Markets erzielte im ersten Halbjahr 2006 mit einem Betriebsergebnis in Höhe von 872 Mio € das 2,4fache des Ergebnisses im entsprechenden Vorjahreszeitraum. Getragen wurde diese Entwicklung von den um 60,6% gestiegenen operativen Erträgen, die in allen Erfolgsquellen kräftig zulegen konnten. Besonders erfolgreich waren das Handelsergebnis mit einer Verdoppelung des Vorjahresergebnisses auf 799 Mio € und der um 58,4% auf 263 Mio € gestiegene Provisionsüberschuss. Die Zunahme der Verwaltungsaufwendungen reflektiert in höheren leistungsbezogenen Personalaufwendungen die dynamische Ertragsentwicklung, die zu einer um 15,5%-Punkte verbesserten Cost-Income-Ratio führte. Bei einem rückläufigen Finanzanlageergebnis (– 18 Mio € auf 61 Mio €) verdoppelte sich das Ergebnis vor Steuern auf 933 Mio €.

Das Ressort Corporates zeigt einen deutlichen Zuwachs der operativen Erträge (+ 74,2%) verglichen mit dem ersten Halbjahr des Vorjahres. Zu dieser Steigerung hat auch die im zweiten Quartal des Vorjahres erstmalig erfolgte Vollkonsolidierung der Closed Joint Stock Company International Moscow Bank (IMB) beigetragen. Dabei erhöhten sich alle Erfolgsquellen der operativen Erträge signifikant (Zinsüberschuss, Provisionsüberschuss und Handelsergebnis). Trotz des auf Grund der Erstkonsolidierung und des bonibedingten deutlichen Anstiegs der Verwaltungsaufwendungen (+ 27,5%) konnte sich die Cost-Income-Ratio durch das gestiegene Ertragsniveau signifikant um 14,1%-Punkte auf 38,4% verbessern.

Die operativen Erträge im Ressort Markets legten insbesondere wegen des um 334 Mio € oder 86,3% auf 721 Mio € kräftig ausgeweiteten Handelsergebnisses zu. Dabei konnte der verdoppelte Provisionsüberschuss den rückläufigen Zinsüberschuss teilweise ausgleichen. Die Verwaltungsaufwendungen erhöhten sich wegen der höheren leistungsbezogenen Personalaufwendungen um 15,1%. Dennoch verbesserte sich die Cost-Income-Ratio deutlich um 15,8%-Punkte auf 51,4%.

Geschäftsfeld Real Estate Restructuring

Der Teilkonzern HVB Immobilien, dessen Ergebnisse auf Grund des bestehenden Ergebnisabführungsvertrages mit der HVB AG bereits bisher schon im Ergebnis der HVB Group enthalten war, wurde im ersten Quartal 2006 erstmals vollkonsolidiert, sodass die bisher im Geschäftsfeld im Saldo der übrigen Aufwendungen und Erträge enthaltene Verlustübernahme entfällt. Die im Teilkonzern Immobilien aufgelaufenen Erträge und Aufwendungen des ersten Halbjahres 2006 finden sich in den einzelnen Erfolgspositionen des Geschäftsfelds als Erstkonsolidierungseffekt wieder. Ausschließlich aus diesem Grund stieg der Verwaltungsaufwand um 10 Mio € bzw. 18,5% gegenüber dem Vorjahr und führte zu einem negativen Betriebsergebnis in Höhe von – 11 Mio € (Vorjahr: 19 Mio €). Der Zinsüberschuss reduzierte sich um 27 Mio € auf 46 Mio € auf Grund von Portfolioabbau. Nachdem sich die im Vorjahr noch über Verlustübernahmen enthaltenen Belastungen aus dem Teilkonzern Immobilien AG deutlich reduzierten, verbesserte sich das Ergebnis vor Steuern im ersten Halbjahr 2006 um 25 Mio € auf – 23 Mio €.

Segment Sonstige/Konsolidierung

Dem Segment Sonstige/Konsolidierung werden im Wesentlichen Servicegesellschaften der HVB Group zugeordnet. Das Betriebsergebnis verbesserte sich gegenüber dem ersten Halbjahr 2005 um 93 Mio € auf – 153 Mio € und das Ergebnis vor Steuern um 163 Mio € auf – 63 Mio €. Dazu hat auch das auf 98 Mio € gestiegene Finanzanlageergebnis insbesondere aus dem im ersten Quartal 2006 vereinnahmten Gewinn aus der Veräußerung eines Teils unseres Anteilsbesitzes an Babcock & Brown Limited (+ 55 Mio €) beigetragen.

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 30. Juni 2006 auf 486,8 Mrd €, das sind 6,9 Mrd € bzw. 1,4% weniger als zum Jahresende 2005. Dabei reduzierten sich auf der Aktivseite im Wesentlichen die Handelsaktiva (– 8,1 Mrd €) und Forderungen an Kunden (– 6,0 Mrd €). Dagegen erhöhten sich die Forderungen an Kreditinstitute um 9,8 Mrd €.

Das Kreditvolumen nahm um 8,9 Mrd € auf 323,7 Mrd € ab. Dabei reduzierten sich Kredite und Darlehen an Kunden um 6,3 Mrd €, Eventualverbindlichkeiten um 2,0 Mrd € und Kredite und Darlehen an Kreditinstitute um 0,6 Mrd €.

Auf der Passivseite vollzog sich der Rückgang überwiegend bei Verbindlichkeiten gegenüber Kreditinstituten (– 7,2 Mrd €) und der Handelspassiva (– 4,1 Mrd €). Diese Volumensreduzierung wurde durch den Anstieg der Kundenverbindlichkeiten um 5,6 Mrd € nicht vollständig kompensiert. Das bilanzielle Eigenkapital stieg vor allem auf Grund des im Halbjahr 2006 erwirtschafteten Gewinns um 1,2 Mrd € auf nunmehr 16,6 Mrd €. Hierin enthalten sind 3,3 Mrd € Anteile im Fremdbesitz (+ 0,3 Mrd € gegenüber dem Vorjahresultimo). Gemäß IAS 19.93A wurden im ersten Quartal erstmals versicherungsmathematische Verluste in Höhe von 1,0 Mrd € im Eigenkapital erfasst. Die Vorjahreswerte wurden entsprechend angepasst (vgl. hierzu Kapitel »Sonstige Angaben« Absatz IFRS-Grundlagen).

Die Reduzierung der Bilanzpositionen »Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen« und »Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen« resultiert im Wesentlichen aus der Entkonsolidierung der veräußerten HVB Splitska banka d. d., Split. Dagegen wurden weitere Sachverhalte einbezogen, die gemäß IFRS 5 als zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen klassifiziert wurden. Nähere Erläuterungen zu diesen Posten siehe Note 16.

Risikoaktiva, Kapitalquoten und Liquidität

Mit 233,5 Mrd € blieben die Risikoaktiva nach KWG gegenüber dem Vorquartal nahezu unverändert. Die Marktrisikopositionen gemäß KWG belaufen sich auf 0,96 Mrd €.

Das Kernkapital gemäß KWG betrug am 30. Juni 2006 16,9 Mrd €. Daraus ergibt sich eine Kernkapitalquote in Höhe von 7,2% und eine Eigenmittelquote von 10,3%. Bei zusätzlicher Berücksichtigung von Marktrisikopositionen in der Kernkapitalquote beläuft sich diese auf 6,9%.

Durch das Beenden der synthetischen ABS-Transaktionen PROMISE-A 2000-1, PROMISE-A 2002-1, PROMISE Austria-2002 sowie Amadeus im zweiten Quartal stiegen die Risikoaktiva nach KWG um circa 0,8 Mrd € an. Kompensierend hierzu ist bis zum Jahresende bei entsprechendem Bedarf ein Abbau von Risikoaktiva mittels neuer Verbriefungsaktivitäten geplant.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert im ersten Halbjahr 2006 durchschnittlich auf 1,2 (zum Meldestichtag 30. Juni 2006: 1,2).

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist nach den Vorschriften der International Financial Reporting Standards (IFRS) aufgestellt und entspricht dem für die Zwischenberichterstattung herausgegebenen IAS 34. Wir haben mit Ausnahme der Anwendung geänderter und neuer IFRS dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2005 angewandt.

Nachfolgend sind die ab 1. Januar 2006 erstmals anzuwendenden Änderungen der Standards dargestellt, die unsere Bank grundsätzlich betreffen:

Das im überarbeiteten IAS 19.93A »Leistungen an Arbeitnehmer« neu ermöglichte Wahlrecht, ungetilgte versicherungsmathematische Gewinne oder Verluste außerhalb des Periodenergebnisses im Eigenkapital erfassen zu können, hat die HVB Group im ersten Quartal 2006 ausgeübt. Die Vergleichswerte des Vorjahres sowie die Eigenkapitalentwicklung wurden entsprechend angepasst. Dabei wurden 1372 Mio € ungetilgte versicherungsmathematische Verluste sowie damit im Zusammenhang stehende aktive latente Steuern (400 Mio €) direkt mit dem Eigenkapital verrechnet. Das Eigenkapital hat sich durch die Methodenänderung somit per 31. Dezember 2005 um 972 Mio € verringert; davon entfallen 166 Mio € auf Anteile in Fremdbesitz. Die Rückstellungen haben sich in Höhe des ungetilgten versicherungsmathematischen Verlustes (1372 Mio €) saldiert mit der aktivierten Überdeckung des Planvermögens (264 Mio €) um 1108 Mio € erhöht. Die Finanzanlagen (Überdeckung des Planvermögens) haben sich entsprechend um 264 Mio € reduziert.

Daneben waren noch folgende Standardänderungen erstmals anzuwenden, die für die HVB Group keine wesentlichen Auswirkungen haben:

- Änderung zu IAS 21 »Auswirkungen von Änderungen der Wechselkurse«,
- Ergänzung des IAS 39 »Finanzinstrumente: Ansatz und Bewertung« und IFRS 4 »Versicherungsverträge«,
- Änderung von IAS 39 zum Cashflow Hedge Accounting,
- Interpretation IFRIC 4 zu Leasingverhältnissen.

Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2005 der HVB Group, Seiten 113 ff.

Änderungen des Konsolidierungskreises

Ab dem 1. Januar 2006 haben wir die HVB Immobilien AG mit ihren Tochtergesellschaften im Rahmen einer Vollkonsolidierung in den Konzernabschluss der HVB Group einbezogen. Die Geschäftstätigkeit dieser Immobilienprojektgesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwalten. Die Ergebnisse dieser Gesellschaften waren auch bisher schon mittels Verlustübernahme in der Gewinn- und Verlustrechnung der HVB Group im Saldo der übrigen Erträge und Aufwendungen enthalten.

Neben dem Teilkonzern HVB Immobilien AG wurden unter anderem die Joint Stock Commercial Bank HVB Bank Ukraine, Kiew, und die HVB Bank Latvia, Riga, per 1. Januar 2006 in den Konsolidierungskreis einbezogen.

Bereits im Geschäftsjahr 2005 hatten wir unter anderem folgende Banken in den Konsolidierungskreis aufgenommen. Beim Vergleich mit dem ersten Halbjahr 2005 wirken sich deren Ergebnisse als Erstkonsolidierungseffekte aus, da deren Erstkonsolidierung entweder im Laufe des ersten Halbjahres 2005 bzw. nach dem 30. Juni 2005 stattgefunden hat (vgl. Geschäftsbericht 2005, S. 116 ff.):

- Closed Joint Stock Company International Moscow Bank, Moskau (IMB),
- Hebros Bank, Plovdiv,
- HVB Banka Srbija i Crna Gora A.D., Belgrad,
- Banca Comerciala »Ion Tiriac« S.A., Bukarest.

Im Juni 2006 wurde mit der Bankengruppe Nordea Bank Finland Plc (Nordea) eine Vereinbarung über den Kauf einer weiteren Beteiligung am stimmberechtigten Kapital der IMB in Höhe von 26,44% getroffen. Durch den Erwerb des Anteils von Nordea wird sich die Beteiligung an der IMB von 52,9% auf 79,3% erhöhen. Da der Abschluss der Transaktion vom Eintreten bestimmter Bedingungen abhängt, wie zum Beispiel die Genehmigung durch die zuständigen Behörden, blieb die Anteilsquote an der IMB im ersten Halbjahr 2006 noch unverändert bei 52,9%.

Am 30. Juni 2006 hat die BA-CA AG ihre 99,75% Beteiligung an der HVB Splitska banka d.d., Split, an die französische Société Générale verkauft. Aus dem Verkauf der – gemäß IFRS 5 in der Bilanz separat als zur Veräußerung gehaltenen Veräußerungsgruppe dargestellten – HVB Splitska banka resultiert ein im Finanzanlageergebnis der HVB Gruppe ausgewiesener Veräußerungsgewinn in Höhe von 669 Mio €.

Ereignisse nach dem 30. Juni 2006

Anfang Juli hat der Vorstand der BA-CA AG grundsätzlich den Verkauf der Bank BPH S.A., Krakau, an die UniCredit S.p.A., Genua, beschlossen. Die genannten Bedingungen sollen am 4. August 2006 durch den Aufsichtsrat genehmigt werden.

Die Ergebnisse der parallel dazu laufenden Verhandlungen über die Übertragung der CEE-Tochterbanken der UniCredit S.p.A., Genua, an die BA-CA AG sollen ebenfalls am 4. August beschlossen werden.

Der Vorstand der Bayerischen Hypo- und Vereinsbank AG hatte Ende Juni den Verkauf der drei Activest Gesellschaften (Activest Investmentgesellschaft mbH, Activest Investmentgesellschaft Schweiz AG sowie Activest Investmentgesellschaft Luxembourg S.A.) an die Pioneer Global Asset Management S.p.A. zu einem Gesamtpreis von 600 Mio € beschlossen. Der Aufsichtsrat der HVB hat am 4. Juli 2006 dem Beschluss zugestimmt. Vorbehaltlich der Zustimmung der Gremien der Pioneer Global Asset Management S.p.A. soll die Transaktion in den nächsten Wochen vollzogen werden. Bereits in der Zusammenschlussvereinbarung zwischen HVB Group und UniCredit Group hatten die Parteien vereinbart, eine Bündelung der Asset-Management-Aktivitäten der neuen Gruppe bei der UniCredit-Tochter Pioneer Investments zu prüfen. Durch den Verkauf kann sich die HVB noch intensiver auf ihren Beratungs- und Vertriebsauftrag konzentrieren und gleichzeitig die Vorteile eines starken, globalen Asset-Management-Partners nutzen, der für den gesamten Konzern und die Kunden die entsprechend breite Produktpalette liefert.

Im Rahmen des Capital Markets Day der UniCredit Group am 5. Juli 2006 wurde bekannt gegeben, dass in der HVB Group die Separierung nicht strategischer Assets im Umgang von circa 30 Mrd € vorbereitet wird. Hierzu sollen die verbliebenen Restbestände des bereits im Segment Real Estate Restructuring separat ausgewiesenen Portfolios sowie bestimmte Immobilienkredite im Umfang von rund 20 Mrd € (überwiegend Retailfinanzierungen in Deutschland, »performing aber nicht strategisch«) gehören. Im Gegensatz zu den Engagements des RER-Portfolios handelt es sich um nicht wertberichtigte Engagements der Risikoklassen 8 und besser, die sich durch eine unzureichende Profitabilität auszeichnen und bei denen auch künftig kein Cross-Selling-Potenzial zu erwarten ist. Ziel ist es, dieses Portfolio mit einem spezialisierten Workout-Team beschleunigt abzubauen. Dabei wird ein breites Instrumentarium auch unter Einschluss möglicher Verkaufstransaktionen zum Tragen kommen.

Gesamtwirtschaftliche Entwicklung

In den kommenden Quartalen wird sich die Weltwirtschaft weiter abschwächen. Trotz hoch bleibender Ölpreise steht aber keine harte Landung bevor. Der starke Jahresanfang sorgt zudem in allen Regionen noch für hohe jahresdurchschnittliche Wachstumszahlen (Weltwirtschaft gesamt: 3,5% wie im Vorjahr). Wachstumspole bleiben neben China und den asiatischen Schwellenländern die USA. Allerdings wird das US-Wachstum gegen Jahresende voraussichtlich unter den langjährigen Trend rutschen. Wegen des starken Jahresauftakts dürfte das BIP-Wachstum im Jahresdurchschnitt 2006 aber noch 3,5% erreichen (Vorjahr: 3,4%). Bremsend wirkt insbesondere das Ende des US-Immobilienbooms, das den privaten Verbrauch tendenziell dämpft. Aber auch die zurückliegenden Zinsanhebungen, das weiter anschwellende Außenhandelsdefizit sowie der hohe Ölpreis belasten. Die japanische Wirtschaft wird dagegen 2006 im vierten Jahr in Folge überdurchschnittlich wachsen (+ 2,7%; 2005: 2,6%). Inzwischen scheint auch die Deflation überwunden, die Preise steigen schon seit Beginn des Jahres wieder. Folglich hat sich nun auch die Bank of Japan als letzte der großen Zentralbanken in den globalen Zinsanhebungszyklus eingeklinkt und die Nullzinspolitik nach gut fünf Jahren beendet. Sowohl das Ausmaß als auch die Frequenz der weiteren Leitzinserhöhungen sollten aber moderat sein, mit einer Obergrenze von 25 Basispunkten pro Quartal.

Im Euroraum dürften die Frühindikatoren ihren Höhepunkt überschritten haben und eine erneute Abschwächung des BIP-Wachstums signalisieren (2006: 1,75% nach 1,4% 2005). Während die Exportnachfrage in der zweiten Jahreshälfte an Schwung einbüßen wird, dürften sich die Unternehmensinvestitionen voraussichtlich weiterhin positiv entwickeln. Die Konsumnachfrage der privaten Haushalte wird dagegen kraftlos bleiben. Darauf deuten die nur allmähliche Verbesserung der Arbeitsmarktlage, die verhaltene Entwicklung der verfügbaren Einkommen und der Ölpreisanstieg. Lediglich in Deutschland wird der private Verbrauch zum Jahresende hin spürbar steigen, da die angekündigte Mehrwertsteuererhöhung Vorzieheffekte auslöst. Dieser Teil des Wachstums wird 2007 allerdings fehlen, wenn die Steuererhöhung und der Abbau zahlreicher Steuervergünstigungen umgesetzt werden. Die Konjunktur Österreichs dürfte im weiteren Jahresverlauf etwas unter den nachlassenden Impulsen des Exports leiden. Mit 2,5% gegenüber dem Vorjahr (2006: 1,8%) wird das BIP-Wachstum aber robust bleiben.

Die Wachstumsperspektiven für die Länder Zentral- und Osteuropas bleiben günstig. Die Region als Ganze dürfte einen BIP-Zuwachs von etwa 5% verzeichnen. In Polen wird die Wachstumsdynamik voraussichtlich noch zulegen, was einen jahresdurchschnittlichen BIP-Anstieg von fast 5,5% erwarten lässt. Dabei unterstützen Einkommenszuwächse den privaten Konsum, höhere Profitabilität der Unternehmen die Investitionstätigkeit.

Der Zinserhöhungszyklus der amerikanischen Notenbank ist abgeschlossen. Eine erste Zinssenkung dürfte bereits Anfang nächsten Jahres erfolgen. Die europäische Zentralbank wird den Leitzins dagegen voraussichtlich nochmals erhöhen, auf dann 3,25%. Wenn die Märkte eine Fed-Zinssenkung einzupreisen beginnen, dürften die Renditen von 10-jährigen US-Staatsanleihen wieder deutlich zurückgehen. Dafür sprechen auch die US-Wachstumsabschwächung und das Auslaufen der Inflationsängste. Bundesanleihen werden den Vorgaben aus den USA auf niedrigerem Niveau folgen. Der US-Dollar dürfte auf mittlere Sicht durch die Re-Fokussierung auf das hohe amerikanische Leistungsbilanzdefizit sowie die weitere Aufwertung der chinesischen Währung weiter abwerten. Bis zum Ende des Jahres sollte der Euro deshalb bei knapp 1,30 USD liegen.

Ergebnisentwicklung der HVB Group

Die im letztjährigen Risikobericht (Geschäftsbericht 2005, Seiten 76–103) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf weitgehend unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2005 (Geschäftsbericht 2005, Seite 74) erwähnt, planen wir für das Geschäftsjahr 2006 bei nahezu unveränderten Verwaltungsaufwendungen eine spürbare Steigerung der operativen Erträge. Treiber der verbesserten operativen Erträge sollen dabei das Handelsergebnis und ein stärkerer Provisionsüberschuss sein.

Daraus ergibt sich dann auch eine planmäßige Verbesserung der Cost-Income-Ratio und der Eigenkapitalrentabilität.

Mit dem durch die starken operativen Erträge geprägten Ergebnis des ersten Halbjahres 2006 haben wir unsere internen Ziele sowohl auf der Ertragsseite als auch bei den Kennziffern weit übertroffen und sehen uns auf einem guten Weg, unsere für 2006 gesetzten Ziele im Gesamtjahr zu erreichen, auch wenn wir nicht erwarten, dass sich die Erträge im weiteren Verlauf des Jahres auf dem Niveau des ersten Halbjahres stabilisieren werden.

Im Rahmen des Capital Markets Day am 5. Juli 2006 wurden auch für die HVB Group auf Basis der heutigen Struktur langfristige finanzielle Ziele bekannt gegeben. Demnach strebt die HVB Group einen Ertragsanstieg von rund 8% im Jahresdurchschnitt zwischen 2005 und 2008 an. Bei einer jahresdurchschnittlichen Kostenzunahme von nur rund 1% gehen wir von einer Verbesserung der Cost-Income-Ratio bis 2008 auf 55% aus. Die Eigenkapitalrentabilität nach Steuern soll 18% erreichen.

Im zweiten Quartal diesen Jahres hat sich unsere Aktie deutlich besser als der Gesamtmarkt entwickelt. Die HVB-Aktie konnte gegenüber unseren Benchmarkindizes MDAX 12,8% und gegenüber dem Prime Banks-Index 11,0% hinzugewinnen. Auch im Vergleich zu anderen deutschen Finanzwerten schnitt unsere Aktie wesentlich besser ab.

Am 11. Mai 2006 hat die HVB die Ergebnisse für das erste Quartal bekanntgegeben. Die gute Geschäftsentwicklung des ersten Quartals hat dazu geführt, dass unsere Aktie an diesem Tag den höchsten Kurs (29,70 €) seit vier Jahren erreicht hat. Auf Quartalssicht hat die HVB-Aktie um 3,8% zugelegt und mit einem Kurs von 28,28 € geschlossen.

Der durchschnittliche tägliche Handelsumsatz ist im Quartalsvergleich von 0,7 Millionen Stück auf 0,5 Millionen Stück zurückgegangen. Per Ende Juni war die HVB-Aktie mit 1,54% im MDAX und mit 1,61% im Prime Banks-Index gewichtet. Analysten von elf Banken- und Wertpapierhäusern bewerten unsere Aktie per Ende Juli 2006 wie folgt: Über die Hälfte der Analysten (55%) empfiehlt die Aktie zum »Kaufen«, 36% zum »Halten« und 9% zum »Verkaufen«.

HVB-Aktie im Vergleich zu MDAX und Prime Banks


HVB-Aktie in € vom 31. 3. bis 30. 6. 2006
30
28
26
24
31.3.
7.4.
14.4.
21.4.
28.4.
5.5.
12.5.
19.5.
26.5.
2.6.
9.6.
16.6.
23.6.
30.6.
HVB-Aktie
MDAX indexiert auf HVB
Prime Banks indexiert auf HVB

ERGEBNISSE

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 30. JUNI 2006

Erträge/Aufwendungen	Notes	1.1.–30.6.2006	1.1.–30.6.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		9 203	8 543	+ 660	+ 7,7
Zinsaufwendungen		6 151	5 646	+ 505	+ 8,9
Zinsüberschuss	(2)	3 052	2 897	+ 155	+ 5,4
Kreditrisikovorsorge	(3)	625	649	– 24	– 3,7
Zinsüberschuss nach Kreditrisikovorsorge		2 427	2 248	+ 179	+ 8,0
Provisionserträge		2 273	1 823	+ 450	+ 24,7
Provisionsaufwendungen		382	302	+ 80	+ 26,5
Provisionsüberschuss	(4)	1 891	1 521	+ 370	+ 24,3
Handelsergebnis	(5)	870	423	+ 447	>+100,0
Verwaltungsaufwand	(6)	3 326	3 223	+ 103	+ 3,2
Saldo sonstige betriebliche Erträge/Aufwendungen	(7)	20	– 30	+ 50	
Betriebsergebnis		**1 882**	**939**	**+ 943**	**>+100,0**
Finanzanlageergebnis		807	105	+ 702	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		0	0	0	0,0
Aufwendungen für Restrukturierungen		3	0	+ 3	>+100,0
Saldo übrige Erträge/Aufwendungen	(8)	– 9	– 73	+ 64	+ 87,7
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern		**2 677**	**971**	**+1 706**	**>+100,0**
Ertragsteuern		507	267	+ 240	+ 89,9
Ergebnis nach Steuern		**2 170**	**704**	**+1 466**	**>+100,0**
Fremdanteile am Ergebnis		– 464	– 138	– 326	>–100,0
Gewinn/Verlust		**1 706**	**566**	**+1 140**	**>+100,0**

		1.1.–30.6.2006	1.1.–30.6.2005
		in €	in €
Ergebnis je Aktie (bereinigt)[1]	(9)	1,59	—
Ergebnis je Aktie	(9)	2,27	0,75

[1] 2006 bereinigt um den Veräußerungsgewinn HVB Splitska banka.

Da zum 30. Juni 2006 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG VOM 1. APRIL BIS 30. JUNI 2006

Erträge/Aufwendungen	1.4.–30.6.2006	1.4.–30.6.2005	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinserträge	4 836	4 334	+ 502	+ 11,6
Zinsaufwendungen	3 290	2 841	+ 449	+ 15,8
Zinsüberschuss	1 546	1 493	+ 53	+ 3,5
Kreditrisikovorsorge	295	326	– 31	– 9,5
Zinsüberschuss nach Kreditrisikovorsorge	1 251	1 167	+ 84	+ 7,2
Provisionserträge	1 118	920	+ 198	+ 21,5
Provisionsaufwendungen	199	156	+ 43	+ 27,6
Provisionsüberschuss	919	764	+ 155	+ 20,3
Handelsergebnis	362	101	+ 261	>+100,0
Verwaltungsaufwand	1 635	1 623	+ 12	+ 0,7
Saldo sonstige betriebliche Erträge/Aufwendungen	9	2	+ 7	>+100,0
Betriebsergebnis	**906**	**411**	**+ 495**	**>+100,0**
Finanzanlageergebnis	698	31	+ 667	>+100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0,0
Aufwendungen für Restrukturierungen	3	0	+ 3	>+100,0
Saldo übrige Erträge/Aufwendungen	– 5	– 36	+ 31	+ 86,1
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**1 596**	**406**	**+1 190**	**>+100,0**
Ertragsteuern	224	107	+ 117	>+100,0
Ergebnis nach Steuern	**1 372**	**299**	**+1 073**	**>+100,0**
Fremdanteile am Ergebnis	– 317	– 69	– 248	>–100,0
Gewinn/Verlust	**1 055**	**230**	**+ 825**	**>+100,0**

	1.4.–30.6.2006	1.4.–30.6.2005
	in €	in €
Ergebnis je Aktie (bereinigt)[1]	0,72	—
Ergebnis je Aktie	1,40	0,30

[1] 2006 bereinigt um den Veräußerungsgewinn HVB Splitska banka.

BILANZ ZUM 30. JUNI 2006

Aktiva	Notes	30.6.2006	31.12.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		5 129	7 757	- 2 628	- 33,9
Handelsaktiva	(10)	95 376	103 519	- 8 143	- 7,9
Forderungen an Kreditinstitute	(11)	67 026	57 229	+ 9 797	+ 17,1
Forderungen an Kunden	(12)	268 639	274 643	- 6 004	- 2,2
Wertberichtigungen auf Forderungen	(14)	- 10 443	- 12 511	+ 2 068	+ 16,5
Finanzanlagen	(15)	45 383	45 419	- 36	- 0,1
Sachanlagen		2 728	2 723	+ 5	+ 0,2
Immaterielle Vermögenswerte		2 709	2 776	- 67	- 2,4
Ertragsteueransprüche		3 399	3 291	+ 108	+ 3,3
Sonstige Aktiva		5 097	5 573	- 476	- 8,5
Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen	(16)	1 755	3 240	- 1 485	- 45,8
Summe der Aktiva		**486 798**	**493 659**	**- 6 861**	**- 1,4**

Passiva	Notes	30.6.2006	31.12.2005	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(17)	106572	113739	- 7167	- 6,3
Verbindlichkeiten gegenüber Kunden	(18)	163982	158421	+ 5561	+ 3,5
Verbriefte Verbindlichkeiten	(19)	105482	105982	- 500	- 0,5
Handelspassiva		59511	63638	- 4127	- 6,5
Rückstellungen	(20)	5988	5672	+ 316	+ 5,6
Ertragsteuerverpflichtungen		1998	1891	+ 107	+ 5,7
Sonstige Passiva		9648	9406	+ 242	+ 2,6
Nachrangkapital	(21)	16787	17612	- 825	- 4,7
Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen[1]	(22)	206	1887	- 1681	- 89,1
Eigenkapital		16624	15411	+ 1213	+ 7,9
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		13295	12358	+ 937	+ 7,6
Gezeichnetes Kapital		2252	2252	0	0,0
Kapitalrücklage		9126	9128	- 2	0,0
Andere Rücklagen		- 53	58	- 111	
Bewertungsänderungen von Finanzinstrumenten		264	729	- 465	- 63,8
AfS-Rücklage		826	871	- 45	- 5,2
Hedge-Rücklage		- 562	- 142	- 420	>- 100,0
Konzerngewinn 2005		0	191	- 191	- 100,0
Gewinn/Verlust 1.1.-30.6.		1706	0	+ 1706	>+ 100,0
Anteile in Fremdbesitz		3329	3053	+ 276	+ 9,0
Summe der Passiva		**486798**	**493659**	**- 6861**	**- 1,4**

[1] Ohne konzerninterne Refinanzierung.

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2006	2005
Eigenkapital zum 1.1. (vor Änderung IAS 19)	**16383**	**13976**
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	- 972	- 288
Eigenkapital zum 1.1. (nach Änderung IAS 19)	**15411**	**13688**
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1. (vor Änderung IAS 19)	13164	11467
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	- 806	- 245
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1. (nach Änderung IAS 19)	12358	11222
Veränderungen 1.1.-30.6.		
Gezeichnetes Kapital	0	- 1
Zugang aus Barkapitalerhöhung	0	0
Bestandsveränderungen und Ergebnis eigener Aktien	0	- 1
Kapitalrücklage	- 2	- 4
Zugang aus Barkapitalerhöhung	0	0
Abzug der Kosten aus der Kapitalerhöhung	0	0
Bestandsveränderungen und Ergebnis eigener Aktien	- 2	- 4
Andere Rücklagen	-111	54
Pensionsähnliche Verpflichtungen IAS 19	0	0
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	0	0
Veränderungen aus Währungs- und sonstigen Veränderungen	- 111	54
Bewertungsänderungen von Finanzinstrumenten	- 465	275
Konzerngewinn 2005 (Ausschüttung der HVB AG)	- 191	0
Gewinn/Verlust 1.1.-30.6.	1706	566
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 30.6.	13295	12112
Fremdanteile zum 1.1. (vor Änderung IAS 19)	3219	2509
Pensionsähnliche Verpflichtungen (IAS 19)		
Versicherungsmathematische Verluste bei leistungsorientierten Plänen	-166	- 43
Fremdanteile zum 1.1. (nach Änderung IAS 19)	3053	2466
Veränderung der Anteile in Fremdbesitz 1.1.-30.6.	276	495
Fremdanteile zum 30.6.	3329	2961
Eigenkapital zum 30.6.	**16624**	**15073**
darunter:		
Eigenkapital der zur Veräußerung gehaltenen Veräußerungsgruppen	67	121

KAPITALFLUSSRECHNUNG

in Mio €	2006	2005
Zahlungsmittelbestand zum 1.1.	**7757**	**6903**
Cashflow aus operativer Geschäftstätigkeit	- 3157	511
Cashflow aus Investitionstätigkeit	1019	-1397
Cashflow aus Finanzierungstätigkeit	- 430	- 166
Effekte aus Wechselkursänderungen	- 60	21
Zahlungsmittelbestand zum 30.6.	**5129**	**5872**

1

Segmentberichterstattung
Erfolgsrechnung nach Geschäftsfeldern
vom 1. Januar bis 30. Juni 2006

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–30.6.2006	1 306	1 258	533	46	– 91	3 052
1.1.–30.6.2005	1 345	1 138	462	73	–121	2 897
Kreditrisikovorsorge						
1.1.–30.6.2006	430	195	8	—	– 8	625
1.1.–30.6.2005	391	217	31	—	10	649
Provisionsüberschuss						
1.1.–30.6.2006	797	842	263	–1	–10	1 891
1.1.–30.6.2005	705	649	166	2	– 1	1 521
Handelsergebnis						
1.1.–30.6.2006	1	49	799	—	21	870
1.1.–30.6.2005	1	28	395	—	–1	423
Verwaltungsaufwand						
1.1.–30.6.2006	1 200	1 269	734	64	59	3 326
1.1.–30.6.2005	1 307	1 157	613	54	92	3 223
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–30.6.2006	19	– 4	19	8	– 22	20
1.1.–30.6.2005	6	5	–18	– 2	– 21	– 30
Betriebsergebnis						
1.1.–30.6.2006	493	681	872	– 11	– 153	1 882
1.1.–30.6.2005	359	446	361	19	– 246	939
Finanzanlageergebnis						
1.1.–30.6.2006	– 7	666	61	– 11	98	807
1.1.–30.6.2005	– 3	8	79	—	21	105
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–30.6.2006	—	—	—	—	—	—
1.1.–30.6.2005	—	—	—	—	—	—
Aufwendungen für Restrukturierungen						
1.1.–30.6.2006	1	—	—	—	2	3
1.1.–30.6.2005	—	—	—	—	—	—

Erfolgsrechnung nach Geschäftsfeldern
vom 1. Januar bis 30. Juni 2006 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
1.1.–30.6.2006	-1	-1	—	-1	-6	-9
1.1.–30.6.2005	-3	-2	—	-67	-1	-73
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.–30.6.2006	484	1346	933	-23	-63	2677
1.1.–30.6.2005	353	452	440	-48	-226	971
darunter:						
Bank Austria Creditanstalt-Gruppe						
1.1.–30.6.2006	—	1346	119	—	5	1470
1.1.–30.6.2005	—	452	76	—	3	531

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern[2]						
1.1.–30.6.2006[3]	22,7	23,9	50,8	—	—	27,5
1.1.–30.6.2005[4]	15,3	17,8	24,5	—	—	13,7

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig.

[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inklusive Anteile in Fremdbesitz, jeweils ohne Bewertungsänderungen von Finanzinstrumenten.

[3] Bereinigt um den Veräußerungsgewinn HVB Splitska banka. Eigenkapitalrentabilität vor Steuern inklusive Veräußerungsgewinn HVB Splitska banka beträgt für Österreich und CEE 47,4% und für HVB Group 36,6%.

[4] Vorjahreswerte angepasst wegen Anwendung des geänderten IAS 19.93A; ferner wurde die »Allokation der Anteile in Fremdbesitz« verfeinert.

Erfolgsrechnung nach Ressorts
Geschäftsfeld Deutschland

in Mio €	Privatkunden-geschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
30. 6. 2006	1 028	898	194	3	2 123
30. 6. 2005	965	874	220	– 2	2 057
Kreditrisikovorsorge					
30. 6. 2006	130	207	93	—	430
30. 6. 2005	118	177	97	– 1	391
Verwaltungsaufwand					
30. 6. 2006	740	392	65	3	1 200
30. 6. 2005	799	416	93	– 1	1 307
Betriebsergebnis					
30. 6. 2006	158	299	36	—	493
30. 6. 2005	48	281	30	—	359
Cost-Income-Ratio					
30. 6. 2006	72,0%	43,7%	33,5%	—	56,5%
30. 6. 2005	82,8%	47,6%	42,3%	—	63,5%

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
30. 6. 2006	620	308	290	927	—	2 145
30. 6. 2005	570	301	257	693	– 1	1 820
Kreditrisikovorsorge						
30. 6. 2006	70	61	– 3	67	—	195
30. 6. 2005	47	91	15	64	—	217
Verwaltungsaufwand						
30. 6. 2006	453	182	149	485	—	1 269
30. 6. 2005	454	188	132	384	– 1	1 157
Betriebsergebnis						
30. 6. 2006	97	65	144	375	—	681
30. 6. 2005	69	22	110	245	—	446
Cost-Income-Ratio						
30. 6. 2006	73,1%	59,1%	51,4%	52,3%	—	59,2%
30. 6. 2005	79,6%	62,5%	51,4%	55,4%	—	63,6%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
30. 6. 2006	876	737	1	1614
30. 6. 2005	582	423	—	1005
Kreditrisikovorsorge				
30. 6. 2006	-1	9	—	8
30. 6. 2005	-5	36	—	31
Verwaltungsaufwand				
30. 6. 2006	450	283	1	734
30. 6. 2005	391	222	—	613
Betriebsergebnis				
30. 6. 2006	427	445	—	872
30. 6. 2005	196	165	—	361
Cost-Income-Ratio				
30. 6. 2006	51,4%	38,4%	—	45,5%
30. 6. 2005	67,2%	52,5%	—	61,0%

Erfolgsrechnung nach Geschäftsfeldern Quartalsübersicht

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1. Quartal 2006	662	631	282	21	- 90	1 506
2. Quartal 2006	644	627	251	25	- 1	1 546
Kreditrisikovorsorge						
1. Quartal 2006	201	110	19	—	—	330
2. Quartal 2006	229	85	- 11	—	- 8	295
Provisionsüberschuss						
1. Quartal 2006	433	411	132	1	- 5	972
2. Quartal 2006	364	431	131	- 2	- 5	919
Handelsergebnis						
1. Quartal 2006	1	13	465	—	29	508
2. Quartal 2006	—	36	334	—	- 8	362
Verwaltungsaufwand						
1. Quartal 2006	610	630	370	32	49	1 691
2. Quartal 2006	590	639	364	32	10	1 635
Saldo sonstige betriebliche Erträge/Aufwendungen						
1. Quartal 2006	3	- 6	9	3	2	11
2. Quartal 2006	16	2	10	5	- 24	9
Betriebsergebnis						
1. Quartal 2006	288	309	499	- 7	- 113	976
2. Quartal 2006	205	372	373	- 4	- 40	906
Finanzanlageergebnis						
1. Quartal 2006	- 6	—	55	- 5	65	109
2. Quartal 2006	- 1	666	6	- 6	33	698
Abschreibungen auf Geschäfts- oder Firmenwerte						
1. Quartal 2006	—	—	—	—	—	—
2. Quartal 2006	—	—	—	—	—	—
Aufwendungen für Restrukturierungen						
1. Quartal 2006	—	—	—	—	—	—
2. Quartal 2006	1	—	—	—	2	3
Saldo übrige Erträge/Aufwendungen						
1. Quartal 2006	- 1	—	- 1	- 1	- 1	- 4
2. Quartal 2006	—	- 1	1	—	- 5	- 5
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1. Quartal 2006	281	309	553	- 13	- 49	1 081
2. Quartal 2006	203	1 037	380	- 10	- 14	1 596
darunter:						
Bank Austria Creditanstalt-Gruppe						
1. Quartal 2006	—	309	75	—	2	386
2. Quartal 2006	—	1 037	44	—	3	1 084

2 Zinsüberschuss

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Zinserträge aus		
Kredit- und Geldmarktgeschäften	7 968	7 442
festverzinslichen Wertpapieren und Schuldbuchforderungen	743	685
Aktien und anderen nicht festverzinslichen Wertpapieren	94	116
verbundenen Unternehmen	14	31
nach der Equity-Methode bewerteten Unternehmen	40	47
Beteiligungen	94	35
Immobilien des Finanzanlagebestandes	36	14
Zinsaufwendungen für		
Einlagen	3 518	2 910
Verbriefte Verbindlichkeiten	2 041	2 140
Nachrangkapital	481	503
Ergebnis aus Sicherungszusammenhängen durch		
Hedge Accounting	—	- 9
Fair-Value-Option von finanziellen Vermögenswerten	—	—
Ergebnis aus dem Leasinggeschäft	**103**	**89**
Insgesamt	**3 052**	**2 897**

Zinsspannen:

in %	30.6.2006	30.6.2005
Auf Basis der durchschnittlichen Risikoaktiva (KWG)[1]	3,06	2,83
Auf Basis des durchschnittlichen Geschäftsvolumens	1,55	1,52

[1] Bezogen auf bilanzielle Geschäfte.

3 Kreditrisikovorsorge

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Zuführungen	1 334	1 082
Wertberichtigungen auf Forderungen	1 293	1 050
Rückstellungen im Kreditgeschäft	41	32
Auflösungen	- 615	- 394
Wertberichtigungen auf Forderungen	- 558	- 353
Rückstellungen im Kreditgeschäft	- 57	- 41
Eingänge auf abgeschriebene Forderungen	- 94	- 39
Insgesamt	**625**	**649**

4 Provisionsüberschuss

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Wertpapier- und Depotgeschäft	815	625
Außenhandelsgeschäft/Zahlungsverkehr	636	535
Kreditgeschäft	282	240
Vermittlung von fremden Produkten	81	46
Sonstiges Dienstleistungsgeschäft	77	75
Insgesamt	**1 891**	**1 521**

5 Handelsergebnis

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Kursbezogene Geschäfte	424	124
Zins- und währungsbezogene Geschäfte	446	299
Insgesamt	**870**	**423**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 706 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 283 Mio € enthalten.

6 Verwaltungsaufwand

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Personalaufwand	1959	1790
Andere Verwaltungsaufwendungen	1095	1099
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	272	334
Insgesamt	**3326**	**3223**

7 Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Sonstige betriebliche Erträge	186	107
Sonstige betriebliche Aufwendungen	166	137
Saldo sonstige betriebliche Erträge/Aufwendungen	**20**	**–30**

8 Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–30.6. 2006	1.1.–30.6. 2005
Übrige Erträge	**—**	**—**
Übrige Aufwendungen	**9**	**73**
darunter:		
Sonstige Steuern	3	4
Verlustübernahmen	6	69
Saldo übrige Erträge/Aufwendungen	**–9**	**–73**

9 Ergebnis je Aktie

	1.1.–30.6. 2006	1.1.–30.6. 2005
Gewinn/Verlust ohne Fremdanteile in Mio €	1706	566
Durchschnittliche Anzahl der Aktien	750699140	750699140
Ergebnis je Aktie (bereinigt)[1] in €	1,59	—
Ergebnis je Aktie in €	2,27	0,75

[1] 2006 bereinigt um den Veräußerungsgewinn HVB Splitska banka.

10 Handelsaktiva

in Mio €	30.6.2006	31.12.2005
Schuldverschreibungen und andere festverzinsliche Wertpapiere	43 458	41 838
Aktien und andere nicht festverzinsliche Wertpapiere	11 972	11 663
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	34 535	44 371
Sonstige Handelsbestände	5 411	5 647
Insgesamt	**95 376**	**103 519**

11 Forderungen an Kreditinstitute nach Fristen

in Mio €	30.6.2006	31.12.2005
Täglich fällig	17 813	13 459
Befristet	49 213	43 770
Insgesamt	**67 026**	**57 229**

12 Forderungen an Kunden nach Fristen

in Mio €	30.6.2006	31.12.2005
Unbestimmte Laufzeiten	24 087	23 423
Befristet mit Restlaufzeit	244 552	251 220
bis 3 Monate	35 262	35 679
über 3 Monate bis 1 Jahr	18 291	18 774
über 1 Jahr bis 5 Jahre	53 966	55 602
über 5 Jahre	137 033	141 165
Insgesamt	**268 639**	**274 643**

13 Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	30.6.2006	31.12.2005
Kredite und Darlehen an Kreditinstitute	21 880	22 495
Kredite und Darlehen an Kunden	264 342	270 611
Eventualverbindlichkeiten	37 513	39 513
Insgesamt	**323 735**	**332 619**

14 Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2006	2005
Bestand zum 1.1.	**12 511**	**13 404**
Erfolgswirksame Veränderungen		
Bruttozuführungen	+ 1 293	+ 1 050
Auflösungen	– 558	– 353
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis sowie auf Grund von Umklassifizierungen der zur Veräußerung gehaltenen Veräußerungsgruppen	– 909	+ 62
Inanspruchnahme von bestehenden Wertberichtigungen	– 1 829	– 330
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	– 65	+ 25
Bestand zum 30.6.	**10 443**	**13 858**

15

Finanzanlagen

in Mio €	30.6.2006	31.12.2005
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	6766	8017
AfS-Finanzanlagen	13686	14697
Anteile an verbundenen nicht konsolidierten Unternehmen	822	1149
Beteiligungen	1973	1693
Schuldverschreibungen und andere festverzinsliche Wertpapiere	6802	7491
Aktien und andere nicht festverzinsliche Wertpapiere	4089	4364
Fair-Value-Option-Finanzanlagen	22531	21136
Schuldverschreibungen und andere festverzinsliche Wertpapiere	20630	19134
Aktien und andere nicht festverzinsliche Wertpapiere	1901	2002
At-Equity bewertete Unternehmen	1076	1036
darunter:		
Geschäfts- oder Firmenwerte	83	83
Als Finanzinvestition gehaltene Grundstücke und Gebäude	1324	533
Insgesamt	**45383**	**45419**

16

Zur Veräußerung gehaltene langfristige Vermögenswerte oder Veräußerungsgruppen

Langfristige Vermögenswerte, die zur Veräußerung gehalten werden sowie die Vermögenswerte einer zur Veräußerung gehaltenen Veräußerungsgruppe stellen wir in der Bilanz gemäß IFRS 5 separat dar. In dieser Position sind folgende Sachverhalte enthalten:

- Activest Investmentgesellschaft mbH, München
- Activest Investmentgesellschaft Luxembourg S.A., Luxemburg
- Activest Investmentgesellschaft Schweiz AG, Bern
  Für diese Kapitalanlagegesellschaften wurde vereinbart sie im Rahmen der Bündelung der Asset-Management-Aktivitäten in der neuen UCI-Gruppe an die UCI-Tochter Pioneer Global Asset Management S.p.A. zu verkaufen.

- Kreditportfolioverkauf Projekt Aphrodite
  Gemäß Rahmenvertrag vom 16. Januar 2006 hat die HVB AG ein Kreditportfolio an die Kypris Acquisitions, Ltd. London, verkauft. Der Verkauf war bis zum 30. Juni 2006 noch nicht vollzogen.

- HVB Payments & Services (PAS)
  Im Juni 2006 haben die Postbank und die HypoVereinsbank einen Vorvertrag über eine künftige Zusammenarbeit im Zahlungsverkehr geschlossen. Die Postbank beabsichtigt, den Zahlungsverkehr der HVB durch ihre Tochter Betriebs-Center für Banken Deutschland GmbH & Co. KG (BCB) abzuwickeln. Die Zahlungsverkehrstochter PAS der HVB könnte in die BCB integriert werden. Der Hauptvertrag wird derzeit verhandelt.

- Westfalenbank AG
  Anfang Juli 2006 wurde die Integration des Firmenkundengeschäfts der Westfalenbank AG in die HVB abgeschlossen. Nach Restrukturierung und Neuausrichtung der Westfalenbank wird nun der Verkauf der Westfalenbank an Crown NorthCorp Inc., Ohio, USA, angestrebt.

Darüber hinaus wurden verschiedene, bisher unter Finanzanlagen ausgewiesene, Investment Properties als zur Veräußerung bestimmt, klassifiziert. Dies gilt ebenfalls für ein Gebäude, das auf Grund einer überwiegend bankbetrieblichen Nutzung im Sachanlagevermögen enthalten war.

Im Rahmen des Abbaus von nicht strategischem Anteilsbesitz beabsichtigt die HVB Group, ihre Anteile an der Euroclear Plc zu veräußern und deshalb ist dieser Anteilsbesitz ebenfalls als zur Veräußerung bestimmt, klassifiziert.

Die Hauptgruppen der auf Seite 27 beschriebenen Vermögenswerte gliedern sich wie folgt auf:

in Mio €	30.6.2006	31.12.2005
Barreserve	—	598
Handelsaktiva	—	226
Forderungen an Kreditinstitute	1	169
Forderungen an Kunden abzüglich Wertberichtungen auf Forderungen	1495	1854
Finanzanlagen	193	267
Sachanlagen	18	32
Immaterielle Vermögenswerte	15	67
Ertragsteueransprüche	6	7
Sonstige Aktiva	27	20
Summe der Aktiva	**1755**	**3240**

Der Rückgang der Aktivposten gegenüber dem Jahresultimo 2005 ist auf die Entkonsolidierung der im Juni 2006 verkauften HVB Splitska banka zurückzuführen.

17

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	30.6.2006	31.12.2005
Täglich fällig	19479	16394
Befristet	87093	97345
Insgesamt	**106572**	**113739**

18

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	30.6.2006	31.12.2005
Spareinlagen und Einlagen aus dem Bauspargeschäft	36075	36711
Andere Verbindlichkeiten	127907	121710
Täglich fällig	71911	65303
Befristet	55996	56407
Insgesamt	**163982**	**158421**

19

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	30.6.2006	31.12.2005
Befristet mit Restlaufzeit		
bis 3 Monate	13438	14487
über 3 Monate bis 1 Jahr	15230	19683
über 1 Jahr bis 5 Jahre	45340	42956
über 5 Jahre	31474	28856
Insgesamt	**105482**	**105982**

20

Rückstellungen

in Mio €	30.6.2006	31.12.2005
Rückstellungen für Pensionen und ähnliche Verpflichtungen	3938	3905
Restrukturierungsrückstellungen	456	564
Rückstellungen im Kreditgeschäft	508	482
Sonstige Rückstellungen	1086	721
Insgesamt	**5988**	**5672**

21
Nachrangkapital

in Mio €	30.6.2006	31.12.2005
Nachrangige Verbindlichkeiten	11 530	11 990
Genussrechtskapital	1 569	1 830
Hybride Kapitalinstrumente	3 688	3 792
Insgesamt	**16 787**	**17 612**

22
Verbindlichkeiten von zur Veräußerung gehaltenen Veräußerungsgruppen

Die Verbindlichkeiten der zur Veräußerung gehaltenen Veräußerungsgruppen gliedern sich wie folgt auf:

in Mio €	30.6.2006	31.12.2005
Verbindlichkeiten gegenüber		
Kreditinstituten	—	444
Verbindlichkeiten gegenüber		
Kunden	63	1 360
Handelspassiva	—	14
Rückstellungen	73	23
Ertragsteuerverpflichtungen	10	3
Sonstige Passiva	58	43
Nachrangkapital	2	—
Summe der Verbindlichkeiten	**206**	**1 887**

Der Rückgang der Passivposten gegenüber dem Jahresultimo 2005 ist auf die Entkonsolidierung der im Juni 2006 verkauften HVB Splitska banka zurückzuführen.

23
Eigene Aktien

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 29. April 2004 und 12. Mai 2005 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 2 018 865 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 1 826 320 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 27,15 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 27,21 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 6 Mio € bzw. 0,3% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 155 694 Stück Aktien, das entspricht einem Betrag von 0,5 Mio € bzw. 0,02% des Grundkapitals.

Am 30. Juni 2006 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 171 153 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 0,5 Mio € bzw. einem Anteil von 0,02% des Grundkapitals.

24

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	30.6.2006	31.12.2005
Eventualverbindlichkeiten	37527	39534
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	37513	39513
Andere Verpflichtungen	74237	61058
darunter:		
unwiderrufliche Kreditzusagen	52194	52341
Insgesamt	**111764**	**100592**

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum 30. Juni 2006 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 37,3 Mrd € (31. Dezember 2005: 47,5 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Kreditäquivalente (Kontrahentenrisiko inkl. Add-On) in Höhe von 19,6 Mrd € (31. Dezember 2005: 19,5 Mrd €); nach Bonitätsgewichtung verbleiben 5,6 Mrd € (31. Dezember 2005: 5,4 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Marktwerte	
	30.6.2006	31.12.2005	30.6.2006	31.12.2005	30.6.2006	31.12.2005
Zinsbezogene Geschäfte	1987926	1952534	24806	37310	26447	37668
Währungsbezogene Geschäfte	355931	323298	5459	4542	4690	4949
Aktien-/indexbezogene Geschäfte	194477	197605	5318	4699	6438	5434
Kreditderivate	220275	139688	1683	903	2407	1743
Sonstige Geschäfte	3597	2290	252	117	243	122
Insgesamt	**2762206**	**2615415**	**37518**	**47571**	**40225**	**49916**

25

Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode: vgl. HVB Group Geschäftsbericht 2005, Seite 78 f.).

Value-at-Risk[1]:

in Mio €	30.6.2006	31.12.2005
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	23	23
Währungsbezogene Geschäfte	10	9
Aktien-/indexbezogene Geschäfte	10	14
Diversifikationseffekt	–18	–17
Insgesamt	**25**	**29**

[1] Auf Grund des Diversifikationseffektes zwischen den Risikokategorien ist das Gesamtrisiko geringer als die Summe der Einzelrisiken.

GREMIEN

Mitglieder des Aufsichtsrats

Alessandro Profumo
Vorsitzender

Peter König
stellv. Vorsitzender

Dr. Lothar Meyer
stellv. Vorsitzender

Aldo Bulgarelli

Beate Dura-Kempf
seit 9. 3. 2006

Paolo Fiorentino

Dario Frigerio

Klaus Grünewald

Anton Hofer

Friedrich Koch

Hanns-Peter Kreuser

Ranieri de Marchis

Herbert Munker
bis 8. 3. 2006

Roberto Nicastro

Vittorio Ogliengo

Carlo Salvatori

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Johann Berger
Divisionen Firmenkunden und professionelles Immobilienfinanzierungsgeschäft, Österreich & Zentral- und Osteuropa

Willibald Cernko
Division Privat- und Geschäftskunden, seit 23. 2. 2006

Jan-Christian Dreesen
Division Privat- und Geschäftskunden, bis 9. 2. 2006

Rolf Friedhofen
Chief Financial Officer (CFO)

Heinz Laber
Human Resources Management

Dr. Stefan Schmittmann (stellv.)
Division Firmenkunden und professionelles Immobilienfinanzierungsgeschäft

Ronald Seilheimer
Division Markets & Investment Banking

Matthias Sohler
Chief Operating Officer (COO)

Dr. Wolfgang Sprißler
Sprecher des Vorstands

Andrea Umberto Varese
Chief Risk Officer (CRO)

Andreas Wölfer
Division Wealth Management

QUARTALSÜBERSICHT

	2. Quartal 2006	1. Quartal 2006	4. Quartal 2005 (bereinigt)[1]	4. Quartal 2005	3. Quartal 2005	2. Quartal 2005
Erfolgszahlen in Mio €						
Zinsüberschuss	1 546	1 506	1 520	1 520	1 468	1 493
Kreditrisikovorsorge	295	330	390	537	327	326
Zinsüberschuss nach Kreditrisikovorsorge	1 251	1 176	1 130	983	1 141	1 167
Provisionsüberschuss	919	972	859	859	860	764
Handelsergebnis	362	508	225	225	278	101
Verwaltungsaufwand	1 635	1 691	1 736	1 736	1 623	1 623
Saldo sonstige betriebliche Erträge/Aufwendungen	9	11	-133	-133	20	2
Betriebsergebnis	**906**	**976**	**345**	**198**	**676**	**411**
Finanzanlageergebnis	698	109	193	193	23	31
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	0	0	0	0
Aufwendungen für Restrukturierungen	3	—	—	486	60	—
Saldo übrige Erträge/Aufwendungen	-5	-4	-180	-180	-36	-36
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**1 596**	**1 081**	**358**	**-275**	**603**	**406**
Ertragsteuern	224	283	6	-119	114	107
Ergebnis nach Steuern	**1 372**	**798**	**352**	**-156**	**489**	**299**
Fremdanteile am Ergebnis	-317	-147	-114	- 92	-165	-69
Gewinn/Verlust	**1 055**	**651**	**238**	**-248**	**324**	**230**
Ergebnis je Aktie[2] in €	0,72	0,87	0,32	-0,33	0,44	0,30

[1] Bereinigt um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge.

[2] 2. Quartal 2006 bereinigt um den Veräußerungsgewinn HVB Splitska banka; unbereinigt beträgt das Ergebnis je Aktie 1,40 €.

	30. Juni 2006	31. März 2006	31. Dez. 2005 (bereinigt)[1]	31. Dez. 2005	30. Sept. 2005	30. Juni 2005
Kennzahlen in %						
Eigenkapitalrentabilität nach Steuern, bereinigt um den Veräußerungsgewinn HVB Splitska banka	20,9					
Eigenkapitalrentabilität nach Steuern	30,0	22,8	10,2[2]	5,6[2]	10,4[2]	9,9[2]
Cost-Income-Ratio (gemessen an den operativen Erträgen)	57,0	56,4		66,4	65,2	67,0
Bilanzzahlen in Mrd €						
Bilanzsumme	486,8	498,2		493,7[2]	495,9[2]	492,9[2]
Kreditvolumen	323,7	330,3		332,6	334,1	333,3
Bilanzielles Eigenkapital	16,6	16,3		15,4	16,0	15,1
Bankaufsichtsrechtliche Kennzahlen nach KWG						
Kernkapital in Mrd €	16,9	17,1		17,1	16,1	16,1
Eigenmittel in Mrd €	25,3	25,6		26,0	26,0	25,8
Risikoaktiva in Mrd €	233,5	231,7		232,5	237,5	233,0
Kernkapitalquote in %	7,2	7,4		7,3	6,8	6,9
Eigenmittelquote in %	10,3	10,5		10,6	9,6	9,8
Aktie						
Börsenkurs in €	28,28	27,24		25,61	23,44	21,51
Börsenkapitalisierung in Mrd €	21,2	20,4		19,2	17,6	16,1
Mitarbeiter	62716	62696		61251	60923	59294
Geschäftsstellen	2489	2461		2316	2263	2190

[1] Bereinigt um Restrukturierungsaufwendungen und zusätzliche Kreditrisikovorsorge.

[2] Angepasste Vorjahreswerte bezüglich Anwendung des geänderten IAS 19 (siehe auch Kapitel »Sonstige Angaben«, Absatz IFRS-Grundlagen).

Termine 2006

Zwischenbericht	Erscheinungstermin:
zum 30. Juni 2006	4. August 2006

Zwischenbericht	Erscheinungstermin:
zum 30. September 2006	14. November 2006

Ansprechpartner

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www.hvb.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht 2005

Sie können PDFs aller Berichte im Internet abrufen unter
www.hvb.com/geschaeftsbericht oder
www.hvb.com/zwischenbericht oder
www.hvb.com/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

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HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvb.com
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Druck: Druckerei Kriechbaumer

Druckfreigabe: 3. 8. 2006
Auslieferung: 9. 8. 2006

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